SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated February 1, 2018

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒     Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐   No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐   No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐   No: ☒

Enclosures:

Nokia stock exchange release dated February 1, 2018: Nokia Corporation Financial Report for Q4 and full-year 2017

FINANCIAL STATEMENT RELEASE

February 1, 2018

Nokia Corporation

Financial Statement release
February 1, 2018 at 08:00 (CET +1)

Nokia Corporation Financial Report for Q4 and full-year 2017

Strong results driven by growth and solid performance in Nokia’s Networks business and record net sales in Nokia Technologies

•                  Nokia’s Board of Directors will propose a dividend of EUR 0.19 per share for 2017 (EUR 0.17 for 2016).

•                  Nokia’s Board of Directors is committed to proposing a growing dividend, including for 2018.

This is a summary of the Nokia Corporation financial report for Q4 and full-year 2017 published today. The complete financial report for Q4 and full-year 2017 with tables is available at www.nokia.com/financials. Investors should not rely on summaries of our financial reports only, but should review the complete reports with tables.

FINANCIAL HIGHLIGHTS

•                  Non-IFRS net sales in Q4 2017 of EUR 6.7bn (EUR 6.7bn in Q4 2016). Reported net sales in Q4 2017 of EUR 6.7bn (EUR 6.7bn in Q4 2016). On a constant currency basis, non-IFRS net sales increased 5% and reported net sales increased 6%, with 2% growth in Nokia’s Networks business and 80% growth in Nokia Technologies.

•                  Solid non-IFRS gross margin of 41.4% (42.2% in Q4 2016) and strong non-IFRS operating margin of 15.1% in Q4 2017 (14.0% in Q4 2016), with resilience in Nokia’s Networks business and strong performance in Nokia Technologies. Reported gross margin of 39.0% (40.3% in Q4 2016) and reported operating margin of 6.3% in Q4 2017 (4.8% in Q4 2016).

•                  Non-IFRS diluted EPS in Q4 2017 of EUR 0.13 (EUR 0.12 in Q4 2016) and EUR 0.33 in 2017 (EUR 0.22 in 2016). Reported diluted EPS in Q4 2017 of negative EUR 0.07 (EUR 0.11 in Q4 2016) and negative EUR 0.26 in 2017 (negative EUR 0.13 in 2016). In Q4 2017, reported diluted EPS was adversely affected by approximately EUR 0.13 due to re-measurement of deferred tax assets following the change in tax rates, primarily in the United States.

•                  Strong cash performance in Q4 2017, with a EUR 1.8 billion sequential increase in net cash to EUR 4.5 billion, resulting from strong net working capital management.

Nokia’s Networks business

•                  2% net sales growth at constant currency in Q4 2017 was driven by IP Networks and Applications and by Ultra Broadband Networks. The large year-on-year variations in foreign exchange rates had a negative impact on reported net sales, with net sales down 4% compared to the year-ago period.

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•                  Strong operational discipline produced a solid Q4 2017 gross margin of 37.6%, and an operating margin of 11.1%.

•                  Results for full year 2017 (4% decrease in net sales on a constant currency basis and an operating margin of 8.3%) consistent with our guidance for full year 2017.

Nokia Technologies

•                  79% year-on-year net sales increase and 146% year-on-year operating profit increase in Q4 2017, primarily related to new license agreements. Approximately EUR 210 million of the net sales in Q4 2017 (zero in Q4 2016) were non-recurring in nature and related to catch-up net sales, of which approximately EUR 80 million related to 2017 and EUR 130 million related to the prior years.

•                  57% year-on-year net sales increase and 94% year-on-year operating profit increase in 2017, primarily related to new license agreements and settled arbitrations. Approximately EUR 300 million of the net sales in 2017 (zero in 2016) were non-recurring in nature and related to catch-up net sales for prior years.

Nokia Outlook for 2018 and 2020

•                  Nokia targets a non-IFRS diluted EPS of EUR 0.23 to 0.27 in full year 2018 and EUR 0.37 to 0.42 in full year 2020.

•                  Please refer to the full details and other targets in the Outlook section.

Fourth quarter and January-December 2017 non-IFRS results. Refer to note 1, “Basis of Preparation”, in the “Financial statement information” section for further details (1)

EUR million (except for EPS in EUR)	Q4’17	Q4’16	YoY change	Q3’17	QoQ change	Q1- Q4’17	Q1- Q4’16	YoY change
Net sales (non-IFRS)	6 668	6 731	(1)%	5 537	20%	23 223	23 972	(3)%
change in constant currency			5%		21%			(1)%
Nokia’s Networks business	5 827	6 086	(4)%	4 823	21%	20 523	21 830	(6)%
change in constant currency			2%		22%			(4)%
Ultra Broadband Networks	2 471	2 586	(4)%	2 099	18%	8 970	9 758	(8)%
change in constant currency			2%		19%			(6)%
Global Services	1 642	1 759	(7)%	1 359	21%	5 810	6 036	(4)%
change in constant currency			(1)%		22%			(2)%
IP Networks and Applications	1 714	1 740	(1)%	1 365	26%	5 742	6 036	(5)%
change in constant currency			5%		27%			(3)%
Nokia Technologies	554	309	79%	483	15%	1 654	1 053	57%
change in constant currency			80%		15%			57%
Group Common and Other	302	340	(11)%	251	20%	1 115	1 142	(2)%
change in constant currency			(12)%		19%			(5)%

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Gross profit (non-IFRS)	2 762	2 842	(3)%		2 365	17%		9 674	9 657	0%
Gross margin % (non-IFRS)	41.4%	42.2%	(80	)bps	42.7%	(130	)bps	41.7%	40.3%	140	bps
Operating profit (non-IFRS)	1 004	940	7%		668	50%		2 587	2 172	19%
Nokia’s Networks business	647	858	(25)%		334	94%		1 711	1 943	(12)%
Ultra Broadband Networks	267	333	(20)%		78	242%		781	922	(15)%
Global Services	121	230	(47)%		110	10%		411	406	1%
IP Networks and Applications	259	294	(12)%		146	77%		519	615	(16)%
Nokia Technologies	389	158	146%		390	0%		1 124	579	94%
Group Common and Other	(31)	(76)	(59)%		(56)	(45)%		(248)	(350)	(29)%
Operating margin % (non-IFRS)	15.1%	14.0%	110	bps	12.1%	300	bps	11.1%	9.1%	200	bps
Financial income and expenses (non IFRS) (2)	(73)	(72)	1%		(63)	16%		(280)	(246)	14%
Taxes (non-IFRS) (2)	(232)	(204)	14%		(90)	158%		(443)	(695)	(36)%
Profit (non-IFRS)	716	676	6%		516	39%		1 875	1 250	50%
Profit attributable to the equity holders of the parent (non-IFRS)	709	672	6%		514	38%		1 869	1 276	46%
Non-controlling interests (non-IFRS)	6	4	50%		2			6	(26)
EPS, EUR diluted (non-IFRS)	0.13	0.12	8%		0.09	44%		0.33	0.22	50%

Fourth quarter and January-December 2017 reported results. Refer to note 1, “Basis of Preparation”, in the “Financial statement information” section for further details (1)

EUR million (except for EPS in EUR)	Q4’17	Q4’16	YoY change		Q3’17	QoQ change		Q1- Q4’17	Q1- Q4’16	YoY change
Net Sales - constant currency			6%			22%				0%
Net sales	6 651	6 657	0%		5 500	21%		23 147	23 641	(2)%
Nokia’s Networks business	5 827	6 086	(4)%		4 823	21%		20 523	21 830	(6)%
Ultra Broadband Networks	2 471	2 586	(4)%		2 099	18%		8 970	9 758	(8)%
Global Services	1 642	1 759	(7)%		1 359	21%		5 810	6 036	(4)%
IP Networks and Applications	1 714	1 740	(1)%		1 365	26%		5 742	6 036	(5)%
Nokia Technologies	554	309	79%		483	15%		1 654	1 053	57%
Group Common and Other	302	340	(11)%		251	20%		1 115	1 142	(2)%
Non-IFRS exclusions	(17)	(74)	(77)%		(38)	(55)%		(75)	(331)	(77)%
Gross profit	2 593	2 683	(3)%		2 185	19%		9 139	8 524	7%
Gross margin %	39.0%	40.3%	(130	)bps	39.7%	(70	)bps	39.5%	36.1%	340	bps
Operating profit/(loss)	419	317	32%		(230)	(282)%		16	(1 100)	(101)%
Nokia’s Networks business	647	858	(25)%		334	94%		1 711	1 943	(12)%

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Ultra Broadband Networks	267	333	(20)%		78	242%		781	922	(15)%
Global Services	121	230	(47)%		110	10%		411	406	1%
IP Networks and Applications	259	294	(12)%		146	77%		519	615	(16)%
Nokia Technologies	389	158	146%		390	0%		1 124	579	94%
Group Common and Other	(31)	(76)	(59)%		(56)	(45)%		(248)	(350)	(29)%
Non-IFRS exclusions	(585)	(622)	(6)%		(898)	(35)%		(2 571)	(3 272)	(21)%
Operating margin %	6.3%	4.8%	150	bps	(4.2)%	1 050	bps	0.1%	(4.7)%	480	bps
Financial income and expenses (2)	(41)	(72)	(43)%		(63)	(35)%		(537)	(287)	87%
Taxes (2)	(772)	401			102			(927)	457
(Loss)/Profit	(378)	658			(190)	99%		(1 437)	(912)	58%
(Loss)/Profit attributable to the equity holders of the parent	(384)	659			(192)	100%		(1 473)	(751)	96%
Non-controlling interests	6	0			2			36	(161)
EPS, EUR diluted	(0.07)	0.11			(0.03)	133%		(0.26)	(0.13)	100%
Net cash and other liquid assets	4 514	5 299	(15)%		2 731	65%		4 514	5 299	(15)%

(1) Results are as reported unless otherwise specified. The financial information in this report is unaudited. Non-IFRS results exclude costs related to the acquisition of Alcatel-Lucent and related integration, goodwill impairment charges, intangible asset amortization and other purchase price fair value adjustments, restructuring and associated charges and certain other items that may not be indicative of Nokia’s underlying business performance. For details, please refer to the non-IFRS exclusions section included in discussions of both the quarterly and year to date performance and note 2, “Non-IFRS to reported reconciliation”, in the notes in the Financial statement information in this report. Change in net sales at constant currency excludes the impact of changes in exchange rates in comparison to euro, our reporting currency. For more information on currency exposures, please refer to note 1, “Basis of Preparation”, in the “Financial statement information” section in this report.

(2) Reported Q1-Q4’17 result is not comparable to the reported results published previously due to reclassification of interest related to income taxes from income taxes to financial expenses. Refer to note 1, “Basis of preparation”, for further details.

CEO STATEMENT

I am pleased that Nokia ended 2017 with a strong fourth quarter. We saw constant currency growth in three of our five Networks business groups as well as very strong growth in Nokia Technologies. Group profitability increased in both the quarter and the full year, and gross margin remained resilient in Networks despite the dilutive impact of robust competition in China.

This performance reflects the progress we have made since Q3 with our mobile product portfolio, and positions us well for the upcoming transition to 5G. Our recent 4G/LTE software release was the highest quality in our history; our AirScale 5G-ready base stations are shipping in volume and delivering excellent results in the field; and we are making good progress in the execution of product

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migrations for key customers. Shortly after the quarter ended, we launched ReefShark, our revolutionary new chipset family for mobile products, as well as our end-to-end 5G Future X architecture. Both of these provide a strong competitive advantage for Nokia.

Continued momentum in executing our strategy was also evident in the quarter. Our position with our core communication service provider market remains strong; we are seeing excellent progress in our targeted verticals; our software business is growing and now has a strong foundation; and our licensing business continues to deliver on our strategic roadmap, with expansion to another Chinese company in the quarter.  We are confident that licensing will remain a powerful value driver for Nokia, with an expected recurring revenue CAGR of 10% between now and the end of 2020.

Looking forward on the Networks side, we expect our market to decline again in 2018, although at a slightly lower rate than our previous forecast, given early signs of improved conditions in North America. For 2019 and 2020, we expect market conditions to improve markedly, driven by full-scale rollouts of 5G networks. As those rollouts occur, Nokia is remarkably well-positioned. Unlike previous generations of technology, 5G requires a coordinated, holistic approach across all network elements, far beyond radio. That requirement plays to the strength of our end-to-end portfolio and our 5G Future X architecture.

As a result of the acceleration of investment in 5G due to the opportunity provided by the accelerated timeframe of 5G deployments, Nokia’s operating margin will come under some pressure in 2018. That investment, combined with continued strong execution of our strategy to expand to new vertical segments, build a standalone software business, and maximize the value of our licensing business, will allow us to target improved results in 2020. Therefore, the Board is committed to propose a growing dividend, including for 2018.

For the full-year 2020, we expect earnings per share of EUR 0.37 to EUR 0.42, strongly positive free cash flow, and a group-level, non-IFRS operating margin in the range of 12-16%. If we execute our strategy well, the high-end of that operating margin range is certainly possible.

As we work to deliver that sharply improved performance, we will do so in a very Nokia way: disciplined execution, relentless focus on costs and a commitment to innovation and technological leadership for our customers.

Rajeev Suri
President and CEO

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OUTLOOK

	Metric	Guidance	Commentary
Nokia	Non-IFRS operating margin	9-11% for full year 2018 and 12-16% for full year 2020

Nokia expects non-IFRS operating margin and non-IFRS diluted earnings per share to expand between full year 2018 and full year 2020 primarily due to:

a)        Improved results in Nokia’s Networks business, which are expected from:

•           Improved scale, as commercial 5G network deployments are expected to begin in 2019 and increase in 2020;

•           Targeted growth opportunities in attractive adjacent markets;

•             Building a strong standalone software business;

•           Improved R&D productivity resulting from new ways of working and the reduction of legacy platforms over time; and

•           The lack of a negative impact to our results related to approximately EUR 100 million of temporary incremental expenses to support 5G customer trials, which we expect to incur in 2018;

b)      Improved results in Nokia Technologies, which are expected from:

•           New patent licensing agreements with smartphone vendors, automotive companies and consumer electronics companies; and

•           Results in brand and technology licensing; and

c)       Lower Nokia support function costs, including IT and site costs within Nokia’s Networks business and Group Common and Other.

	Non-IFRS diluted earnings per share	EUR 0.23 - 0.27 in full year 2018 and EUR 0.37 - 0.42 in full year 2020
	Dividend	Approximately 40% to 70% of non-IFRS EPS on a long-term basis

Nokia’s Board of Directors is committed to proposing a growing dividend, including for 2018. On a long-term basis, Nokia targets to grow the dividend by distributing approximately 40% to 70% of non-IFRS EPS, taking into account Nokia’s cash position and expected cash flow generation.

	Recurring free cash flow	Slightly positive in full year 2018 and clearly positive in full year 2020	Recurring free cash flow is expected to improve over the longer-term, due to lower cash outflows related to restructuring and network equipment swaps(1) and improved operational results over time.
	Recurring annual cost savings for Nokia, excluding Nokia Technologies	Approximately EUR 1.2 billion of recurring annual cost savings in full year 2018, of which approximately EUR 800 million are expected from operating expenses(1)

Relative to the combined non-IFRS cost of sales and operating expenses of Nokia and Alcatel-Lucent for full year 2015, excluding Nokia Technologies. The combined operating expenses of Nokia and Alcatel-Lucent for full year 2015, excluding Nokia Technologies, were approximately EUR 7.3 billion. As a result of the acceleration of 5G and in the interest of our long-term strategy, in 2018 we expect to incur approximately EUR 100 million of temporary incremental expenses related to 5G customer trials that will partially reduce the positive impact from the recurring annual cost savings. (new commentary)

	Network equipment swaps	Approximately EUR 1.4 billion of charges and cash outflows in total(1)

The charges related to network equipment swaps are being recorded as non-IFRS exclusions, and therefore do not affect Nokia’s non-IFRS operating profit. As of the end of the fourth quarter 2017, approximately EUR 600 million of charges and cash outflows have been incurred in total.

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	Non-IFRS financial income and expenses	Expense of approximately EUR 300 million in full year 2018 and over the longer-term

Nokia’s outlook for non-IFRS financial income and expenses in full year 2018 and over the longer-term is expected to be influenced by factors including:

•           Net interest expenses related to interest-bearing liabilities and defined benefit pension and other post-employment benefit plans;

•           Foreign exchange fluctuations and hedging costs; and

•           Expenses related to the sale of receivables.

	Non-IFRS tax rate	Approximately 30% for full year 2018 and 25% over the longer-term

Nokia’s outlook for non-IFRS tax rate for full year 2018 and over the longer-term is expected to be influenced by factors including the absolute level of profits, regional profit mix and any further changes to our operating model. Nokia expects cash outflows related to taxes to be approximately EUR 450 million in full year 2018 and over the longer-term until Nokia’s US or Finnish deferred tax assets are fully utilized.

	Capital expenditures	Approximately EUR 700 million in full year 2018 and approximately EUR 600 million over the longer-term	Primarily attributable to Nokia’s Networks business, and consistent with the depreciation of property, plant and equipment over the longer-term.
Nokia’s Networks business	Net sales	Decline approximately in-line with its primary addressable market in 2018 and grow faster than its primary addressable market over the longer-term

For Nokia’s Networks business, Nokia expects net sales to grow faster than its primary addressable market over the longer-term and operating margin to expand between full year 2018 and full year 2020 primarily due to:

•           Improved scale, as commercial 5G network deployments are expected to begin in 2019 and increase in 2020;

•           Focus on targeted growth opportunities in attractive adjacent markets;

•           Building a strong standalone software business;

	Operating margin	6-9% for full year 2018 and 9-12% for full year 2020

•           Improved R&D productivity resulting from new ways of working and the reduction of legacy platforms over time;

•           The lack of a negative impact to our results related to approximately EUR 100 million of temporary incremental expenses to support 5G customer trials, which we expect to incur in 2018; and

•           Lower support function costs, including IT and site costs.

Nokia’s outlook for net sales and operating margin for Nokia’s Networks business is expected to be influenced by factors including:

•           An approximately 2 to 4 percent decline in the primary addressable market for Nokia’s Networks business in full year 2018, compared to 2017, on a constant currency basis (This is an update to earlier commentary for a 2 to 5 percent decline.);

•           A negative impact to reported net sales, particularly in first half 2018, due to foreign exchange headwinds;

•           Uncertainty related to the timing of completions and acceptances of certain projects particularly in the first half of 2018;

•           Uncertainty related to potential mergers or acquisitions by our customers;

•           Competitive industry dynamics;

•           Product and regional mix;

•           The timing of major network deployments; and

•                                        The level of R&D investment needed to maintain product competitiveness.

Nokia Licensing	Recurring net sales	Grow at a compound annual growth rate	Due to risks and uncertainties in determining the timing and value of significant patent, brand and technology licensing agreements, Nokia believes

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within Nokia Technologies		(CAGR) of approximately 10% over the 3-year period ending 2020 it is not appropriate to provide annual outlook ranges for Nokia Licensing within Nokia Technologies. Although annual results are difficult to forecast, Nokia expects net sales growth and operating margin expansion over the 3-year period ending 2020.

In full year 2017, licensing net sales were approximately EUR 1.6 billion, of which approximately EUR 300 million were non-recurring in nature and related to catch-up net sales for prior years.

Nokia’s outlook for net sales and operating margin for Nokia Licensing within Nokia Technologies is expected to be influenced by factors including:

•           The timing and value of new patent licensing agreements with smartphone vendors, automotive companies and consumer electronics companies;

•           Renegotiation of expiring patent licensing agreements;

•           Increases or decreases in net sales related to existing patent licensees;

•           Results in brand and technology licensing;

•           Costs to protect and enforce our intellectual property rights; and

•           The regulatory landscape.

	Operating margin	Expand to approximately 85% for full year 2020

Non-IFRS results provide meaningful supplemental information regarding underlying business performance

In addition to information on our reported IFRS results, we provide certain information on a non-IFRS, or underlying business performance, basis. We believe that our non-IFRS results provide meaningful supplemental information to both management and investors regarding Nokia’s underlying business performance by excluding the below-described items that may not be indicative of Nokia’s business operating results. Non-IFRS operating profit is also used in determining management remuneration. Non-IFRS financial measures should not be viewed in isolation or as substitutes to the equivalent IFRS measure(s), but should be used in conjunction with the most directly comparable IFRS measure(s) in the reported results.

Non-IFRS results exclude costs related to the acquisition of Alcatel-Lucent and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges and certain other items that may not be indicative of Nokia’s underlying business performance. In order to allow full visibility on determining non-IFRS results, information on non-IFRS exclusions is presented separately for each of the components of profit or loss. The non-IFRS exclusions are not allocated to the segments and, hence, they are reported only at the Nokia consolidated level.

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Financial discussion

The financial discussion included in this financial report of Nokia’s results comprises the results of Nokia’s businesses — Nokia’s Networks business and Nokia Technologies, as well as Group Common and Other. For more information on our reportable segments, please refer to note 3, “Segment information”, in the “Financial statement information” section in this report.

NOKIA IN Q4 2017 — NON-IFRS

Non-IFRS net sales and non-IFRS operating profit

Nokia non-IFRS net sales decreased 1% year-on-year and increased 20% sequentially. On a constant currency basis, Nokia non-IFRS net sales would have increased 5% year-on-year and increased 21% sequentially.

A discussion of our results within Nokia’s Networks business, Nokia Technologies and Group Common and Other is included in the sections “Nokia’s Networks business”, “Nokia Technologies” and “Group Common and Other” below.

Year-on-year changes

EUR million, non-IFRS	Net sales	% change	Gross profit	(R&D)	(SG&A)	Other income and (expenses)	Operating profit	Change in operating margin %
Networks business	(259)	(4)%	(297)	(2)	52	36	(211)	(300	)bps
Nokia Technologies	245	79%	237	14	(22)	2	231	1 910	bps
Group Common and Other	(38)	(11)%	(20)	14	(1)	50	45	1 210	bps
Eliminations	(13)		0	0	0	0	0
Nokia	(63)	(1)%	(80)	26	29	88	64	110	bps

On a year-on-year basis, foreign exchange fluctuations had a significantly negative impact on non-IFRS gross profit, a positive impact on non-IFRS operating expenses and a slightly negative net impact on non-IFRS operating profit in the fourth quarter 2017.

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Sequential changes

EUR million, non-IFRS	Net Sales	% change	Gross profit	(R&D)	(SG&A)	Other income and (expenses)	Operating profit	Change in operating margin %
Networks business	1 004	21%	333	(35)	24	(10)	313	420	bps
Nokia Technologies	71	15%	51	2	(60)	6	(1)	(1 050	)bps
Group Common and Other	51	20%	13	(1)	(11)	24	25	1 200	bps
Eliminations	4		0	0	0	0	0
Nokia	1 131	20%	397	(35)	(47)	20	336	300	bps

On a sequential basis, foreign exchange fluctuations had a slightly negative impact on non-IFRS gross profit, a slightly positive impact on non-IFRS operating expenses and a slightly positive net impact on non-IFRS operating profit in the fourth quarter 2017.

Non-IFRS profit attributable to the equity holders of the parent

Year-on-year changes

EUR million, non-IFRS	Operating profit	Financial income and expenses	Taxes	Profit	Non-controlling interests	Profit attributable to the equity holders of the parent
Nokia	64	(1)	(28)	40	(2)	37

Non-IFRS financial income and expenses

The approximately flat financial income and expenses was primarily due to net negative foreign exchange fluctuations, offset by the absence of impairment charges related the performance of certain private funds investing in intellectual property rights (“IPR”), which negatively affected the fourth quarter 2016.

Non-IFRS taxes

The increase in non-IFRS taxes, compared to the fourth quarter 2016, was primarily due to a higher absolute level of profit and a higher non-IFRS tax rate. In the fourth quarter 2017, non-IFRS tax rate increased to 24%, compared to 23% in the fourth quarter 2016, primarily due to Nokia’s regional profit mix.

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Sequential changes

EUR million, non-IFRS	Operating profit	Financial income and expenses	Taxes	Profit	Non-controlling interests	Profit attributable to the equity holders of the parent
Nokia	336	(10)	(142)	200	(4)	195

Non-IFRS financial income and expenses

The net negative fluctuation in financial income and expenses was primarily due to lower income related to gains from venture fund investments, which positively affected the third quarter 2017 and foreign exchange fluctuations, partially offset by the absence of an impairment charge related to the performance of certain private funds investing in IPR, which negatively affected the third quarter 2017.

Non-IFRS taxes

The increase in non-IFRS taxes, compared to the third quarter 2017, was primarily due to a higher non-IFRS tax rate and a higher absolute level of profit. In the fourth quarter 2017, non-IFRS tax rate increased to 24%, compared to 15% in the third quarter 2017, primarily due to Nokia’s regional profit mix and absolute level of profit.

NOKIA IN Q4 2017 — REPORTED

FINANCIAL DISCUSSION

Net sales

Nokia net sales were approximately flat year-on-year and increased 21% sequentially. On a constant currency basis, Nokia net sales would have increased 6% year-on-year and increased 22% sequentially.

Year-on-year discussion

The approximately flat year-on-year net sales in the fourth quarter 2017 were primarily due to a decrease in Nokia’s Networks business and Group Common and Other, partially offset by growth Nokia Technologies and lower non-IFRS exclusions related to a purchase price allocation adjustment related to a reduced valuation of deferred revenue that existed on Alcatel-Lucent’s balance sheet at the time of the acquisition.

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Sequential discussion

The sequential increase in Nokia net sales in the fourth quarter 2017 was primarily due to Nokia’s Networks business and, to a lesser extent, Nokia Technologies, Group Common and Other and lower non-IFRS exclusions related to product portfolio strategy costs.

Operating profit

Year-on-year discussion

The increase in operating profit was primarily due to a net positive fluctuation in other income and expenses, lower research and development (“R&D”) expenses and lower selling, general and administrative (“SG&A”) expenses, partially offset by lower gross profit.

The decrease in gross profit was primarily due to Nokia’s Networks business and, to a lesser extent, Group Common and Other, partially offset by Nokia Technologies.

The decrease in R&D expenses was primarily due to lower non-IFRS exclusions, Group Common and Other and Nokia Technologies.

The decrease in SG&A expenses was primarily due to Nokia’s Networks business, partially offset by Nokia Technologies.

The net positive fluctuation in Nokia’s other income and expenses was primarily related to Group Common and Other, Nokia’s Networks business and lower non-IFRS exclusions.

In the fourth quarter 2017, Nokia recorded a non-cash impairment charge to other income and expenses of EUR 32 million related to acquired intangible assets.

Sequential discussion

In the fourth quarter 2017, Nokia recorded an operating profit, compared to an operating loss in the third quarter 2017. The change was primarily due to higher gross profit and a net positive fluctuation in other income and expenses, partially offset by higher SG&A expenses and, to a lesser extent, higher R&D expenses.

The increase in gross profit was primarily due to Nokia’s Networks business and, to a lesser extent, Nokia Technologies.

The increase in R&D expenses was primarily due to Nokia’s Networks business, partially offset by lower non-IFRS exclusions.

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The increase in SG&A expenses was primarily due to Nokia Technologies, higher non-IFRS exclusions primarily related to transaction and integration costs and Group Common and Other. This was partially offset by Nokia’s Networks business.

The net positive fluctuation in Nokia’s other income and expenses was primarily due to lower non-IFRS exclusions attributable to lower restructuring and associated charges and impairment charges and, to a lesser extent, Group Common and Other.

In the fourth quarter 2017, Nokia recorded a non-cash impairment charge to other income and expenses of EUR 32 million related to acquired intangible assets. In the third quarter 2017, Nokia recorded a non-cash charge to other income and expenses of EUR 141 million, due to the impairment of goodwill related to its digital health business, which is part of Nokia Technologies.

Profit/(Loss) attributable to the equity holders of the parent

Year-on-year discussion

In the fourth quarter 2017, Nokia recorded a loss attributable to the equity holders of the parent, compared to a profit in the fourth quarter 2016. The change was primarily due to an increase in taxes, partially offset by an increase in operating profit.

The change in taxes from a benefit in the fourth quarter 2016 to an expense in the fourth quarter 2017 was primarily due to deferred tax expenses of EUR 738 million from re-measurement of deferred tax assets primarily resulting from the tax rate change in the United States and the absence of a non-recurring tax benefit of EUR 439 million related to the operating model integration, which benefitted the fourth quarter 2016.

Sequential discussion

The increase in loss attributable to the equity holders of the parent was primarily due to a tax expense in the fourth quarter 2017, compared to a tax benefit in the third quarter 2017. This was partially offset by an operating profit in the fourth quarter 2017, compared to an operating loss in the third quarter 2017.

The change in taxes from a benefit in the third quarter 2017, to an expense in the fourth quarter 2017, was primarily due to deferred tax expenses of EUR 738 million from re-measurement of deferred tax assets primarily resulting from the tax rate change in the United States.

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Description of non-IFRS exclusions in Q4 2017

Non-IFRS exclusions consist of costs related to the acquisition of Alcatel-Lucent and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges and certain other items that may not be indicative of Nokia’s underlying business performance. For additional details, please refer to note 2, “Non-IFRS to reported reconciliation”, in the “Financial statement information” section in this report.

EUR million	Q4’17	Q4’16	YoY change	Q3’17	QoQ change
Net sales	(17)	(74)	(77)%	(38)	(55)%
Gross profit	(169)	(159)	6%	(181)	(7)%
R&D	(157)	(185)	(15)%	(177)	(11)%
SG&A	(163)	(162)	1%	(139)	17%
Other income and expenses	(96)	(116)	(17)%	(401)	(76)%
Operating profit/(loss)	(585)	(622)	(6)%	(898)	(35)%
Financial income and expenses	32	0		0
Taxes	(540)	605		192
(Loss)/Profit	(1 094)	(17)	6 335%	(706)	55%
(Loss)/Profit attributable to the shareholders of the parent	(1 094)	(13)	8 315%	(706)	55%
Non-controlling interests	0	(5)	(100)%	0	0%

Non-IFRS exclusions in net sales

In the fourth quarter 2017, non-IFRS exclusions in net sales amounted to EUR 17 million and related to a purchase price allocation adjustment related to a reduced valuation of deferred revenue that existed on Alcatel-Lucent’s balance sheet at the time of the acquisition.

Non-IFRS exclusions in operating profit

In the fourth quarter 2017, non-IFRS exclusions in operating profit amounted to EUR 585 million and were due to non-IFRS exclusions that adversely affected gross profit, R&D expenses, SG&A expenses and other income and expenses as follows:

In the fourth quarter 2017, non-IFRS exclusions in gross profit amounted to EUR 169 million and were primarily due to product portfolio strategy costs related to the acquisition of Alcatel-Lucent.

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In the fourth quarter 2017, non-IFRS exclusions in R&D expenses amounted to EUR 157 million and were primarily due to the amortization of intangible assets resulting from the acquisition of Alcatel-Lucent.

In the fourth quarter 2017, non-IFRS exclusions in SG&A expenses amounted to EUR 163 million and were primarily due to the amortization of intangible assets resulting from the acquisition of Alcatel-Lucent and integration and transaction related costs.

In the fourth quarter 2017, non-IFRS exclusions in other income and expenses amounted to EUR 96 million and were primarily due to restructuring and associated charges for Nokia’s cost reduction and efficiency improvement initiatives and a EUR 32 million impairment charge.

Non-IFRS exclusions in profit/(loss) attributable to the equity holders of the parent

In the fourth quarter 2017, non-IFRS exclusions in profit/(loss) attributable to the equity holders of the parent amounted to EUR 1 094 million and were primarily due to the non-IFRS exclusions affecting operating profit, in addition to non-IFRS exclusions that adversely affected financial income and expenses and taxes as follows:

In the fourth quarter 2017, non-IFRS exclusions in financial income and expenses amounted to EUR 32 million and were due to a change in the fair value of the financial liability to acquire Nokia Shanghai Bell (“NSB”) non-controlling interest and the loss on sale of financial assets.

In the fourth quarter 2017, non-IFRS exclusions in taxes amounted to EUR 540 million and were primarily due to deferred tax expenses of EUR 738 million from re-measurement of deferred tax assets primarily resulting from the tax rate change in the United States, partially offset by a tax benefit related to non-IFRS exclusions in operating profit.

Cost savings program

The following table summarizes the financial information related to our cost savings program, as of the end of the fourth quarter 2017. Balances related to previous Nokia and Alcatel-Lucent restructuring and cost savings programs have been included as part of this overall cost savings program as of the second quarter 2016.

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In EUR million, approximately	Q4’17
Opening balance of restructuring and associated liabilities	880
+ Charges in the quarter	60
- Cash outflows in the quarter	130
= Ending balance of restructuring and associated liabilities	810
of which restructuring provisions	720
of which other associated liabilities	90

Total expected restructuring and associated charges	1 900
- Cumulative recorded	1 320
= Charges remaining to be recorded	580

Total expected restructuring and associated cash outflows	2 250
- Cumulative recorded	960
= Cash outflows remaining to be recorded	1 290

The following table summarizes our full year 2016 and 2017 results and future expectations related to our cost savings program and network equipment swaps.

				Expected amounts for
In EUR million, approximately rounded to the nearest	Actual	Actual	Actual	FY 2018 as of the end of		FY 2019 and beyond as of the end of		Total as of the end of
EUR 50 million	2016	2017	Cumulative	Q3’17	Q4’17	Q3’17	Q4’17	Q3’17	Q4’17
Recurring annual cost savings	550	250	800	400	400	0	0	1 200	1 200
- operating expenses	350	150	500	300	300	0	0	800	800
- cost of sales	200	100	300	100	100	0	0	400	400
Restructuring and associated charges	750	550	1 300	500	600	0	0	1 900	1 900
Restructuring and associated cash outflows	400	550	950	650	650	600	650	2 250	2 250
Charges related to network equipment swaps	150	450	600	550	650	150	150	1 400	1 400
Cash outflows related to network equipment swaps	150	450	600	500	650	150	150	1 400	1 400

On a cumulative basis, Nokia continues to be on track to achieve the targeted EUR 1.2 billion of recurring annual cost savings in full year 2018.

RISKS AND FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) our ability to integrate acquired businesses into our operations and achieve the targeted business plans and benefits, including targeted benefits, synergies, cost

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savings and efficiencies; B) expectations, plans or benefits related to our strategies and growth management; C) expectations, plans or benefits related to future performance of our businesses; D) expectations, plans or benefits related to changes in organizational and operational structure; E) expectations regarding market developments, general economic conditions and structural changes; F) expectations and targets regarding financial performance, results, operating expenses, taxes, currency exchange rates, hedging, cost savings and competitiveness, as well as results of operations including targeted synergies and those related to market share, prices, net sales, income and margins; G) expectations, plans or benefits related to any future collaboration or to business collaboration agreements or patent license agreements or arbitration awards, including income to be received under any collaboration or partnership, agreement or award; H) timing of the deliveries of our products and services; I) expectations and targets regarding collaboration and partnering arrangements, joint ventures or the creation of joint ventures, and the related administrative, legal, regulatory and other conditions, as well as our expected customer reach; J) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; K) expectations regarding restructurings, investments, capital structure optimization efforts, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, capital structure optimization efforts, divestments and acquisitions; and L) statements preceded by or including “believe,” “expect,” “anticipate,” “foresee,” “sees,” “target,” “estimate,” “designed,” “aim,” “plans,” “intends,” “focus,” “continue,” “project,” “should,” “is to,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) our ability to execute our strategy, sustain or improve the operational and financial performance of our business and correctly identify and successfully pursue business opportunities or growth; 2) general economic and market conditions and other developments in the economies where we operate; 3) competition and our ability to effectively and profitably compete and invest in new competitive high-quality products, services, upgrades and technologies and bring them to market in a timely manner; 4) our dependence on the development of the industries in which we operate, including the cyclicality and variability of the information technology and telecommunications industries; 5) our dependence on a limited number of customers and large multi-year agreements;  6) Nokia Technologies’ ability to protect its IPR and to maintain and establish new sources of patent licensing income and IPR-related revenues, particularly in the smartphone market; 7) our global business and exposure to regulatory, political or other developments in various countries or regions, including emerging markets and the associated risks in relation to tax matters and exchange controls, among others; 8) our ability to achieve the anticipated benefits, synergies, cost savings and efficiencies of acquisitions, including

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the acquisition of Alcatel Lucent, and our ability to implement changes to our organizational and operational structure efficiently;  9) our ability to manage and improve our financial and operating performance, cost savings, competitiveness and synergies generally and after the acquisition of Alcatel Lucent; 10) exchange rate fluctuations, as well as hedging activities; 11) our ability to successfully realize the expectations, plans or benefits related to any future collaboration or business collaboration agreements and patent license agreements or arbitration awards, including income to be received under any collaboration, partnership, agreement or arbitration award; 12) our dependence on IPR technologies, including those that we have developed and those that are licensed to us, and the risk of associated IPR-related legal claims, licensing costs and restrictions on use; 13) our exposure to direct and indirect regulation, including economic or trade policies, and the reliability of our governance, internal controls and compliance processes to prevent regulatory penalties in our business or in our joint ventures; 14) our ability to identify and remediate material weaknesses in our internal control over financial reporting; 15) our reliance on third-party solutions for data storage and service distribution, which expose us to risks relating to security, regulation and cybersecurity breaches; 16) inefficiencies, breaches, malfunctions or disruptions of information technology systems; 17) Nokia Technologies’ ability to generate net sales and profitability through licensing of the Nokia brand, technology licensing and the development and sales of products and services for instance in digital health, as well as other business ventures, which may not materialize as planned; 18) our exposure to various legislative frameworks and jurisdictions that regulate fraud and enforce economic trade sanctions and policies, and the possibility of proceedings or investigations that result in fines, penalties or sanctions; 19) adverse developments with respect to customer financing or extended payment terms we provide to customers; 20) the potential complex tax issues, tax disputes and tax obligations we may face in various jurisdictions, including the risk of obligations to pay additional taxes; 21) our actual or anticipated performance, among other factors, which could reduce our ability to utilize deferred tax assets; 22) our ability to retain, motivate, develop and recruit appropriately skilled employees; 23) disruptions to our manufacturing, service creation, delivery, logistics and supply chain processes, and the risks related to our geographically-concentrated production sites; 24) the impact of litigation, arbitration, agreement-related disputes or product liability allegations associated with our business; 25) our ability to optimize our capital structure as planned and re-establish our investment grade credit rating or otherwise improve our credit ratings; 26) our ability to achieve targeted benefits from or successfully achieve the required administrative, legal, regulatory and other conditions and implement planned transactions, as well as the liabilities related thereto; 27) our involvement in joint ventures and jointly-managed companies; 28) the carrying amount of our goodwill may not be recoverable; 29) uncertainty related to the amount of dividends and equity return we are able to distribute to shareholders for each financial period; 30) pension costs, employee fund-related costs, and healthcare costs; and 31) risks related to undersea infrastructure, as well as the risk factors specified on pages 67 to 85 of our 2016 annual

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report on Form 20-F under “Operating and financial review and prospects-Risk factors” and in our other filings or documents furnished with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

The financial report was authorized for issue by management on January 31, 2018.

Media and Investor Contacts:

Communications, tel. +358 10 448 4900 email: press.services@nokia.com
Investor Relations, tel. +358 4080 3 4080 email: investor.relations@nokia.com

•                  Nokia plans to publish its “Nokia in 2017” annual report, which includes the review by the Board of Directors and the audited annual accounts, in week 12 of 2018. The annual report will be available at www.nokia.com/financials.

•                  Nokia plans to publish its first quarter 2018 results on April 26, 2018.

•                  Nokia’s Annual General Meeting 2018 is planned to be held on May 30, 2018.

•                  Nokia plans to publish its second quarter and half year 2018 results on July 26, 2018.

•                  Nokia plans to publish its third quarter and January-September 2018 results on October 25, 2018.

About Nokia

We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

From the enabling infrastructure for 5G and the Internet of Things, to emerging applications in digital health, we are shaping the future of technology to transform the human experience. www.nokia.com

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Report for Q4 and Full Year 2017

Strong results driven by growth and solid performance in Nokia’s
Networks business and record net sales in Nokia Technologies.

•                  Nokia’s Board of Directors will propose a dividend of EUR 0.19 per share for 2017 (EUR 0.17 for 2016).

•                  Nokia’s Board of Directors is committed to proposing a growing dividend, including for 2018.

Financial highlights

•             Non-IFRS net sales in Q4 2017 of EUR 6.7bn (EUR 6.7bn in Q4 2016). Reported net sales in Q4 2017 of EUR 6.7bn (EUR 6.7bn in Q4 2016). On a constant currency basis, non-IFRS net sales increased 5% and reported net sales increased 6%, with 2% growth in Nokia’s Networks business and 80% growth in Nokia Technologies.

•             Solid non-IFRS gross margin of 41.4% (42.2% in Q4 2016) and strong non-IFRS operating margin of 15.1% in Q4 2017 (14.0% in Q4 2016), with resilience in Nokia’s Networks business and strong performance in Nokia Technologies. Reported gross margin of 39.0% (40.3% in Q4 2016) and reported operating margin of 6.3% in Q4 2017 (4.8% in Q4 2016).

•             Non-IFRS diluted EPS in Q4 2017 of EUR 0.13 (EUR 0.12 in Q4 2016) and EUR 0.33 in 2017 (EUR 0.22 in 2016). Reported diluted EPS in Q4 2017 of negative EUR 0.07 (EUR 0.11 in Q4 2016) and negative EUR 0.26 in 2017 (negative EUR 0.13 in 2016). In Q4 2017, reported diluted EPS was adversely affected by approximately EUR 0.13 due to re-measurement of deferred tax assets following the change in tax rates, primarily in the United States.

•             Strong cash performance in Q4 2017, with a EUR 1.8 billion sequential increase in net cash to EUR 4.5 billion, resulting from strong net working capital management.

Nokia’s Networks business

•             2% net sales growth at constant currency in Q4 2017 was driven by IP Networks and Applications and by Ultra Broadband Networks. The large year-on-year variations in foreign exchange rates had a negative impact on reported net sales, with net sales down 4% compared to the year-ago period.

•             Strong operational discipline produced a solid Q4 2017 gross margin of 37.6%, and an operating margin of 11.1%.

•             Results for full year 2017 (4% decrease in net sales on a constant currency basis and an operating margin of 8.3%) consistent with our guidance for full year 2017.

Nokia Technologies

•             79% year-on-year net sales increase and 146% year-on-year operating profit increase in Q4 2017, primarily related to new license agreements. Approximately EUR 210 million of the net sales in Q4 2017 (zero in Q4 2016) were non-recurring in nature and related to catch-up net sales, of which approximately EUR 80 million related to 2017 and EUR 130 million related to the prior years.

•             57% year-on-year net sales increase and 94% year-on-year operating profit increase in 2017, primarily related to new license agreements and settled arbitrations. Approximately EUR 300 million of the net sales in 2017 (zero in 2016) were non-recurring in nature and related to catch-up net sales for prior years.

Nokia Outlook for 2018 and 2020

•             Nokia targets a non-IFRS diluted EPS of EUR 0.23 to 0.27 in full year 2018 and EUR 0.37 to 0.42 in full year 2020.

•             Please refer to the full details and other targets in the Outlook section.

Fourth quarter and January-December 2017 non-IFRS results. Refer to note 1, “Basis of Preparation”, in the “Financial statement information” section for further details (1)

EUR million (except for EPS in EUR)	Q4’17	Q4’16	YoY change		Q3’17	QoQ change		Q1- Q4’17	Q1- Q4’16	YoY change
Net sales (non-IFRS)	6 668	6 731	(1)%		5 537	20%		23 223	23 972	(3)%
change in constant currency			5%			21%				(1)%
Nokia’s Networks business	5 827	6 086	(4)%		4 823	21%		20 523	21 830	(6)%
change in constant currency			2%			22%				(4)%
Ultra Broadband Networks	2 471	2 586	(4)%		2 099	18%		8 970	9 758	(8)%
change in constant currency			2%			19%				(6)%
Global Services	1 642	1 759	(7)%		1 359	21%		5 810	6 036	(4)%
change in constant currency			(1)%			22%				(2)%
IP Networks and Applications	1 714	1 740	(1)%		1 365	26%		5 742	6 036	(5)%
change in constant currency			5%			27%				(3)%
Nokia Technologies	554	309	79%		483	15%		1 654	1 053	57%
change in constant currency			80%			15%				57%
Group Common and Other	302	340	(11)%		251	20%		1 115	1 142	(2)%
change in constant currency			(12)%			19%				(5)%
Gross profit (non-IFRS)	2 762	2 842	(3)%		2 365	17%		9 674	9 657	0%
Gross margin % (non-IFRS)	41.4%	42.2%	(80	)bps	42.7%	(130	)bps	41.7%	40.3%	140	bps
Operating profit (non-IFRS)	1 004	940	7%		668	50%		2 587	2 172	19%
Nokia’s Networks business	647	858	(25)%		334	94%		1 711	1 943	(12)%
Ultra Broadband Networks	267	333	(20)%		78	242%		781	922	(15)%
Global Services	121	230	(47)%		110	10%		411	406	1%
IP Networks and Applications	259	294	(12)%		146	77%		519	615	(16)%
Nokia Technologies	389	158	146%		390	0%		1 124	579	94%
Group Common and Other	(31)	(76)	(59)%		(56)	(45)%		(248)	(350)	(29)%
Operating margin % (non-IFRS)	15.1%	14.0%	110	bps	12.1%	300	bps	11.1%	9.1%	200	bps
Financial income and expenses (non-IFRS) (2)	(73)	(72)	1%		(63)	16%		(280)	(246)	14%
Taxes (non-IFRS) (2)	(232)	(204)	14%		(90)	158%		(443)	(695)	(36)%
Profit (non-IFRS)	716	676	6%		516	39%		1 875	1 250	50%
Profit attributable to the equity holders of the parent (non-IFRS)	709	672	6%		514	38%		1 869	1 276	46%
Non-controlling interests (non-IFRS)	6	4	50%		2			6	(26)
EPS, EUR diluted (non-IFRS)	0.13	0.12	8%		0.09	44%		0.33	0.22	50%

Fourth quarter and January-December 2017 reported results. Refer to note 1, “Basis of Preparation”, in the “Financial statement information” section for further details (1)

EUR million (except for EPS in EUR)	Q4’17	Q4’16	YoY change		Q3’17	QoQ change		Q1- Q4’17	Q1- Q4’16	YoY change
Net Sales - constant currency			6%			22%				0%
Net sales	6 651	6 657	0%		5 500	21%		23 147	23 641	(2)%
Nokia’s Networks business	5 827	6 086	(4)%		4 823	21%		20 523	21 830	(6)%
Ultra Broadband Networks	2 471	2 586	(4)%		2 099	18%		8 970	9 758	(8)%
Global Services	1 642	1 759	(7)%		1 359	21%		5 810	6 036	(4)%
IP Networks and Applications	1 714	1 740	(1)%		1 365	26%		5 742	6 036	(5)%
Nokia Technologies	554	309	79%		483	15%		1 654	1 053	57%
Group Common and Other	302	340	(11)%		251	20%		1 115	1 142	(2)%
Non-IFRS exclusions	(17)	(74)	(77)%		(38)	(55)%		(75)	(331)	(77)%
Gross profit	2 593	2 683	(3)%		2 185	19%		9 139	8 524	7%
Gross margin %	39.0%	40.3%	(130	)bps	39.7%	(70	)bps	39.5%	36.1%	340	bps
Operating profit/(loss)	419	317	32%		(230)	(282)%		16	(1 100)	(101)%
Nokia’s Networks business	647	858	(25)%		334	94%		1 711	1 943	(12)%
Ultra Broadband Networks	267	333	(20)%		78	242%		781	922	(15)%
Global Services	121	230	(47)%		110	10%		411	406	1%
IP Networks and Applications	259	294	(12)%		146	77%		519	615	(16)%
Nokia Technologies	389	158	146%		390	0%		1 124	579	94%
Group Common and Other	(31)	(76)	(59)%		(56)	(45)%		(248)	(350)	(29)%
Non-IFRS exclusions	(585)	(622)	(6)%		(898)	(35)%		(2 571)	(3 272)	(21)%
Operating margin %	6.3%	4.8%	150	bps	(4.2)%	1 050	bps	0.1%	(4.7)%	480	bps
Financial income and expenses (2)	(41)	(72)	(43)%		(63)	(35)%		(537)	(287)	87%
Taxes (2)	(772)	401			102			(927)	457
(Loss)/Profit	(378)	658			(190)	99%		(1 437)	(912)	58%
(Loss)/Profit attributable to the equity holders of the parent	(384)	659			(192)	100%		(1 473)	(751)	96%
Non-controlling interests	6	0			2			36	(161)
EPS, EUR diluted	(0.07)	0.11			(0.03)	133%		(0.26)	(0.13)	100%
Net cash and other liquid assets	4 514	5 299	(15)%		2 731	65%		4 514	5 299	(15)%

(1) Results are as reported unless otherwise specified. The financial information in this report is unaudited. Non-IFRS results exclude costs related to the acquisition of Alcatel-Lucent and related integration, goodwill impairment charges, intangible asset amortization and other purchase price fair value adjustments, restructuring and associated charges and certain other items that may not be indicative of Nokia’s underlying business performance. For details, please refer to the non-IFRS exclusions section included in discussions of both the quarterly and year to date performance and note 2, “Non-IFRS to reported reconciliation”, in the notes in the Financial statement information in this report. Change in net sales at constant currency excludes the impact of changes in exchange rates in comparison to euro, our reporting currency. For more information on currency exposures, please refer to note 1, “Basis of Preparation”, in the “Financial statement information” section in this report.

(2) Reported Q1-Q4’17 result is not comparable to the reported results published previously due to reclassification of interest related to income taxes from income taxes to financial expenses. Refer to note 1, “Basis of preparation”, for further details.

CEO statement

I am pleased that Nokia ended 2017 with a strong fourth quarter. We saw constant currency growth in three of our five Networks business groups as well as very strong growth in Nokia Technologies. Group profitability increased in both the quarter and the full year, and gross margin remained resilient in Networks despite the dilutive impact of robust competition in China.

This performance reflects the progress we have made since Q3 with our mobile product portfolio, and positions us well for the upcoming transition to 5G. Our recent 4G/LTE software release was the highest quality in our history; our AirScale 5G-ready base stations are shipping in volume and delivering excellent results in the field; and we are making good progress in the execution of product migrations for key customers. Shortly after the quarter ended, we launched ReefShark, our revolutionary new chipset family for mobile products, as well as our end-to-end 5G Future X architecture. Both of these provide a strong competitive advantage for Nokia.

Continued momentum in executing our strategy was also evident in the quarter. Our position with our core communication service provider market remains strong; we are seeing excellent progress in our targeted verticals; our software business is growing and now has a strong foundation; and our licensing business continues to deliver on our strategic roadmap, with expansion to another Chinese company in the quarter.  We are confident that licensing will remain a powerful value driver for Nokia, with an expected recurring revenue CAGR of 10% between now and the end of 2020.

Looking forward on the Networks side, we expect our market to decline again in 2018, although at a slightly lower rate than our previous forecast, given early signs of improved conditions in North America. For 2019 and 2020, we expect market conditions to improve markedly, driven by full-scale rollouts of 5G networks. As those rollouts occur, Nokia is remarkably well-positioned. Unlike previous generations of technology, 5G requires a coordinated, holistic approach across all network elements, far beyond radio. That requirement plays to the strength of our end-to-end portfolio and our 5G Future X architecture.

As a result of the acceleration of investment in 5G due to the opportunity provided by the accelerated timeframe of 5G deployments, Nokia’s operating margin will come under some pressure in 2018. That investment, combined with continued strong execution of our strategy to expand to new vertical segments, build a standalone software business, and maximize the value of our licensing business, will allow us to target improved results in 2020. Therefore, the Board is committed to propose a growing dividend, including for 2018.

For the full-year 2020, we expect earnings per share of EUR 0.37 to EUR 0.42, strongly positive free cash flow, and a group-level, non-IFRS operating margin in the range of 12-16%. If we execute our strategy well, the high-end of that operating margin range is certainly possible.

As we work to deliver that sharply improved performance, we will do so in a very Nokia way: disciplined execution, relentless focus on costs and a commitment to innovation and technological leadership for our customers.

Rajeev Suri
President and CEO

Outlook

	Metric	Guidance	Commentary
Nokia	Non-IFRS operating margin	9-11% for full year 2018 and 12-16% for full year 2020

Nokia expects non-IFRS operating margin and non-IFRS diluted earnings per share to expand between full year 2018 and full year 2020 primarily due to:

a)    Improved results in Nokia’s Networks business, which are expected from:

•                  Improved scale, as commercial 5G network deployments are expected to begin in 2019 and increase in 2020;

	Non-IFRS diluted earnings per share	EUR 0.23 - 0.27 in full year 2018 and EUR 0.37 - 0.42 in full year 2020

•                  Targeted growth opportunities in attractive adjacent markets;

•                  Building a strong standalone software business;

•                  Improved R&D productivity resulting from new ways of working and the reduction of legacy platforms over time; and

•                  The lack of a negative impact to our results related to approximately EUR 100 million of temporary incremental expenses to support 5G customer trials, which we expect to incur in 2018;

b)    Improved results in Nokia Technologies, which are expected from:

•                  New patent licensing agreements with smartphone vendors, automotive companies and consumer electronics companies; and

•                  Results in brand and technology licensing; and

c) Lower Nokia support function costs, including IT and site costs within Nokia’s Networks business and Group Common and Other.

	Dividend	Approximately 40% to 70% of non-IFRS EPS on a long-term basis

Nokia’s Board of Directors is committed to proposing a growing dividend, including for 2018. On a long-term basis, Nokia targets to grow the dividend by distributing approximately 40% to 70% of non-IFRS EPS, taking into account Nokia’s cash position and expected cash flow generation.

	Recurring free cash flow	Slightly positive in full year 2018 and clearly positive in full year 2020	Recurring free cash flow is expected to improve over the longer-term, due to lower cash outflows related to restructuring and network equipment swaps(1) and improved operational results over time.
	Recurring annual cost savings for Nokia, excluding Nokia Technologies	Approximately EUR 1.2 billion of recurring annual cost savings in full year 2018, of which approximately EUR 800 million are expected from operating expenses(1)

Relative to the combined non-IFRS cost of sales and operating expenses of Nokia and Alcatel-Lucent for full year 2015, excluding Nokia Technologies.
The combined operating expenses of Nokia and Alcatel-Lucent for full year 2015, excluding Nokia Technologies, were approximately EUR 7.3 billion.
As a result of the acceleration of 5G and in the interest of our long-term strategy, in 2018 we expect to incur approximately EUR 100 million of temporary incremental expenses related to 5G customer trials that will partially reduce the positive impact from the recurring annual cost savings. (new commentary)

	Network equipment swaps	Approximately EUR 1.4 billion of charges and cash outflows in total(1)

The charges related to network equipment swaps are being recorded as non-IFRS exclusions, and therefore do not affect Nokia’s non-IFRS operating profit.
As of the end of the fourth quarter 2017, approximately EUR 600 million of charges and cash outflows have been incurred in total.

	Non-IFRS financial income and expenses	Expense of approximately EUR 300 million in full year 2018 and over the longer-term

Nokia’s outlook for non-IFRS financial income and expenses in full year 2018 and over the longer-term is expected to be influenced by factors including:

•                  Net interest expenses related to interest-bearing liabilities and defined benefit pension and other post-employment benefit plans;

•                  Foreign exchange fluctuations and hedging costs; and

•                  Expenses related to the sale of receivables.

	Non-IFRS tax rate	Approximately 30% for full year 2018 and 25% over the longer-term

Nokia’s outlook for non-IFRS tax rate for full year 2018 and over the longer-term is expected to be influenced by factors including the absolute level of profits, regional profit mix and any further changes to our operating model.
Nokia expects cash outflows related to taxes to be approximately EUR 450 million in full year 2018 and over the longer-term until Nokia’s US or Finnish deferred tax assets are fully utilized.

	Capital expenditures	Approximately EUR 700 million in full year 2018 and approximately EUR 600 million over the longer-term	Primarily attributable to Nokia’s Networks business, and consistent with the depreciation of property, plant and equipment over the longer-term.

Nokia’s Networks business	Net sales	Decline approximately in-line with its primary addressable market in 2018 and grow faster

For Nokia’s Networks business, Nokia expects net sales to grow faster than its primary addressable market over the longer-term and operating margin to expand between full year 2018 and full year 2020 primarily due to:

		than its primary addressable market over the longer-term	• Improved scale, as commercial 5G network deployments are expected to begin in 2019 and increase in 2020; • Focus on targeted growth opportunities in attractive adjacent markets;
	Operating margin	6-9% for full year 2018 and 9-12% for full year 2020

•      Building a strong standalone software business;

•      Improved R&D productivity resulting from new ways of working and the reduction of legacy platforms over time;

•      The lack of a negative impact to our results related to approximately EUR 100 million of temporary incremental expenses to support 5G customer trials, which we expect to incur in 2018; and
•      Lower support function costs, including IT and site costs.
Nokia’s outlook for net sales and operating margin for Nokia’s Networks business is expected to be influenced by factors including:

•      An approximately 2 to 4 percent decline in the primary addressable market for Nokia’s Networks business in full year 2018, compared to 2017, on a constant currency basis (This is an update to earlier commentary for a 2 to 5 percent decline.);

•      A negative impact to reported net sales, particularly in first half 2018, due to foreign exchange headwinds;

•      Uncertainty related to the timing of completions and acceptances of certain projects particularly in the first half of 2018;

•      Uncertainty related to potential mergers or acquisitions by our customers;

•      Competitive industry dynamics;

•      Product and regional mix;

•      The timing of major network deployments; and

•      The level of R&D investment needed to maintain product competitiveness.

Nokia Licensing within Nokia Technologies	Recurring net sales	Grow at a compound annual growth rate (CAGR) of approximately 10% over the 3-year period ending 2020

Due to risks and uncertainties in determining the timing and value of significant patent, brand and technology licensing agreements, Nokia believes it is not appropriate to provide annual outlook ranges for Nokia Licensing within Nokia Technologies. Although annual results are difficult to forecast, Nokia expects net sales growth and operating margin expansion over the 3-year period ending 2020.

	Operating margin	Expand to approximately 85% for full year 2020

In full year 2017, licensing net sales were approximately EUR 1.6 billion, of which approximately EUR 300 million were non-recurring in nature and related to catch-up net sales for prior years.
Nokia’s outlook for net sales and operating margin for Nokia Licensing within Nokia Technologies is expected to be influenced by factors including:

•      The timing and value of new patent licensing agreements with smartphone vendors, automotive companies and consumer electronics companies;
•      Renegotiation of expiring patent licensing agreements;
•      Increases or decreases in net sales related to existing patent licensees;
•      Results in brand and technology licensing;
•      Costs to protect and enforce our intellectual property rights; and
•      The regulatory landscape.

(1)For further details related to the cost savings and network equipment swaps guidance, please refer to the “Cost savings program” on page 13.

Non-IFRS results provide meaningful supplemental information regarding underlying business performance

In addition to information on our reported IFRS results, we provide certain information on a non-IFRS, or underlying business performance, basis. We believe that our non-IFRS results provide meaningful supplemental information to both management and investors regarding Nokia’s underlying business performance by excluding the below-described items that may not be indicative of Nokia’s business operating results. Non-IFRS operating profit is also used in determining management remuneration. Non-IFRS financial measures should not be viewed in isolation or as substitutes to the equivalent IFRS measure(s), but should be used in conjunction with the most directly comparable IFRS measure(s) in the reported results.

Non-IFRS results exclude costs related to the acquisition of Alcatel-Lucent and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges and certain other items that may not be indicative of Nokia’s underlying business performance. In order to allow full visibility on determining non-IFRS results, information on non-IFRS exclusions is presented separately for each of the components of profit or loss. The non-IFRS exclusions are not allocated to the segments and, hence, they are reported only at the Nokia consolidated level.

Financial discussion

The financial discussion included in this financial report of Nokia’s results comprises the results of Nokia’s businesses — Nokia’s Networks business and Nokia Technologies, as well as Group Common and Other. For more information on our reportable segments, please refer to note 3, “Segment information”, in the “Financial statement information” section in this report.

Nokia in Q4 2017 — Non-IFRS

Non-IFRS net sales and non-IFRS operating profit

Nokia non-IFRS net sales decreased 1% year-on-year and increased 20% sequentially. On a constant currency basis, Nokia non-IFRS net sales would have increased 5% year-on-year and increased 21% sequentially.

A discussion of our results within Nokia’s Networks business, Nokia Technologies and Group Common and Other is included in the sections “Nokia’s Networks business”, “Nokia Technologies” and “Group Common and Other” below.

Year-on-year changes

EUR million, non-IFRS	Net sales	% change	Gross profit	(R&D)	(SG&A)	Other income and (expenses)	Operating profit	Change in operating margin %
Networks business	(259)	(4)%	(297)	(2)	52	36	(211)	(300	)bps
Nokia Technologies	245	79%	237	14	(22)	2	231	1 910	bps
Group Common and Other	(38)	(11)%	(20)	14	(1)	50	45	1 210	bps
Eliminations	(13)		0	0	0	0	0
Nokia	(63)	(1)%	(80)	26	29	88	64	110	bps

On a year-on-year basis, foreign exchange fluctuations had a significantly negative impact on non-IFRS gross profit, a positive impact on non-IFRS operating expenses and a slightly negative net impact on non-IFRS operating profit in the fourth quarter 2017.

Sequential changes

EUR million, non-IFRS	Net Sales	% change	Gross profit	(R&D)	(SG&A)	Other income and (expenses)	Operating profit	Change in operating margin %
Networks business	1 004	21%	333	(35)	24	(10)	313	420bps
Nokia Technologies	71	15%	51	2	(60)	6	(1)	(1 050	)bps
Group Common and Other	51	20%	13	(1)	(11)	24	25	1 200	bps
Eliminations	4		0	0	0	0	0
Nokia	1 131	20%	397	(35)	(47)	20	336	300	bps

On a sequential basis, foreign exchange fluctuations had a slightly negative impact on non-IFRS gross profit, a slightly positive impact on non-IFRS operating expenses and a slightly positive net impact on non-IFRS operating profit in the fourth quarter 2017.

Non-IFRS profit attributable to the equity holders of the parent

Year-on-year changes

EUR million, non-IFRS	Operating profit	Financial income and expenses	Taxes	Profit	Non-controlling interests	Profit attributable to the equity holders of the parent
Nokia	64	(1)	(28)	40	(2)	37

Non-IFRS financial income and expenses

The approximately flat financial income and expenses was primarily due to net negative foreign exchange fluctuations, offset by the absence of impairment charges related the performance of certain private funds investing in intellectual property rights (“IPR”), which negatively affected the fourth quarter 2016.

Non-IFRS taxes

The increase in non-IFRS taxes, compared to the fourth quarter 2016, was primarily due to a higher absolute level of profit and a higher non-IFRS tax rate. In the fourth quarter 2017, non-IFRS tax rate increased to 24%, compared to 23% in the fourth quarter 2016, primarily due to Nokia’s regional profit mix.

Sequential changes

EUR million, non-IFRS	Operating profit	Financial income and expenses	Taxes	Profit	Non-controlling interests	Profit attributable to the equity holders of the parent
Nokia	336	(10)	(142)	200	(4)	195

Non-IFRS financial income and expenses

The net negative fluctuation in financial income and expenses was primarily due to lower income related to gains from venture fund investments, which positively affected the third quarter 2017 and foreign exchange fluctuations, partially offset by the absence of an impairment charge related to the performance of certain private funds investing in IPR, which negatively affected the third quarter 2017.

Non-IFRS taxes

The increase in non-IFRS taxes, compared to the third quarter 2017, was primarily due to a higher non-IFRS tax rate and a higher absolute level of profit. In the fourth quarter 2017, non-IFRS tax rate increased to 24%, compared to 15% in the third quarter 2017, primarily due to Nokia’s regional profit mix and absolute level of profit.

Nokia in Q4 2017 — Reported

Financial discussion

Net sales

Nokia net sales were approximately flat year-on-year and increased 21% sequentially. On a constant currency basis, Nokia net sales would have increased 6% year-on-year and increased 22% sequentially.

Year-on-year discussion

The approximately flat year-on-year net sales in the fourth quarter 2017 were primarily due to a decrease in Nokia’s Networks business and Group Common and Other, partially offset by growth Nokia Technologies and lower non-IFRS exclusions related to a purchase price allocation adjustment related to a reduced valuation of deferred revenue that existed on Alcatel-Lucent’s balance sheet at the time of the acquisition.

Sequential discussion

The sequential increase in Nokia net sales in the fourth quarter 2017 was primarily due to Nokia’s Networks business and, to a lesser extent, Nokia Technologies, Group Common and Other and lower non-IFRS exclusions related to product portfolio strategy costs.

Operating profit

Year-on-year discussion

The increase in operating profit was primarily due to a net positive fluctuation in other income and expenses, lower research and development (“R&D”) expenses and lower selling, general and administrative (“SG&A”) expenses, partially offset by lower gross profit.

The decrease in gross profit was primarily due to Nokia’s Networks business and, to a lesser extent, Group Common and Other, partially offset by Nokia Technologies.

The decrease in R&D expenses was primarily due to lower non-IFRS exclusions, Group Common and Other and Nokia Technologies.

The decrease in SG&A expenses was primarily due to Nokia’s Networks business, partially offset by Nokia Technologies.

The net positive fluctuation in Nokia’s other income and expenses was primarily related to Group Common and Other, Nokia’s Networks business and lower non-IFRS exclusions.

In the fourth quarter 2017, Nokia recorded a non-cash impairment charge to other income and expenses of EUR 32 million related to acquired intangible assets.

Sequential discussion

In the fourth quarter 2017, Nokia recorded an operating profit, compared to an operating loss in the third quarter 2017. The change was primarily due to higher gross profit and a net positive fluctuation in other income and expenses, partially offset by higher SG&A expenses and, to a lesser extent, higher R&D expenses.

The increase in gross profit was primarily due to Nokia’s Networks business and, to a lesser extent, Nokia Technologies.

The increase in R&D expenses was primarily due to Nokia’s Networks business, partially offset by lower non-IFRS exclusions.

The increase in SG&A expenses was primarily due to Nokia Technologies, higher non-IFRS exclusions primarily related to transaction and integration costs and Group Common and Other. This was partially offset by Nokia’s Networks business.

The net positive fluctuation in Nokia’s other income and expenses was primarily due to lower non-IFRS exclusions attributable to lower restructuring and associated charges and impairment charges and, to a lesser extent, Group Common and Other.

In the fourth quarter 2017, Nokia recorded a non-cash impairment charge to other income and expenses of EUR 32 million related to acquired intangible assets. In the third quarter 2017, Nokia recorded a non-cash charge to other income and expenses of EUR 141 million, due to the impairment of goodwill related to its digital health business, which is part of Nokia Technologies.

Profit/(Loss) attributable to the equity holders of the parent

Year-on-year discussion

In the fourth quarter 2017, Nokia recorded a loss attributable to the equity holders of the parent, compared to a profit in the fourth quarter 2016. The change was primarily due to an increase in taxes, partially offset by an increase in operating profit.

The change in taxes from a benefit in the fourth quarter 2016 to an expense in the fourth quarter 2017 was primarily due to deferred tax expenses of EUR 738 million from re-measurement of deferred tax assets primarily resulting from the tax rate change in the United States and the absence of a non-recurring tax benefit of EUR 439 million related to the operating model integration, which benefitted the fourth quarter 2016.

Sequential discussion

The increase in loss attributable to the equity holders of the parent was primarily due to a tax expense in the fourth quarter 2017, compared to a tax benefit in the third quarter 2017. This was partially offset by an operating profit in the fourth quarter 2017, compared to an operating loss in the third quarter 2017.

The change in taxes from a benefit in the third quarter 2017, to an expense in the fourth quarter 2017, was primarily due to deferred tax expenses of EUR 738 million from re-measurement of deferred tax assets primarily resulting from the tax rate change in the United States.

Description of non-IFRS exclusions in Q4 2017

Non-IFRS exclusions consist of costs related to the acquisition of Alcatel-Lucent and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges and certain other items that may not be indicative of Nokia’s underlying business performance. For additional details, please refer to note 2, “Non-IFRS to reported reconciliation”, in the “Financial statement information” section in this report.

EUR million	Q4’17	Q4’16	YoY change	Q3’17	QoQ change
Net sales	(17)	(74)	(77)%	(38)	(55)%
Gross profit	(169)	(159)	6%	(181)	(7)%
R&D	(157)	(185)	(15)%	(177)	(11)%
SG&A	(163)	(162)	1%	(139)	17%
Other income and expenses	(96)	(116)	(17)%	(401)	(76)%
Operating profit/(loss)	(585)	(622)	(6)%	(898)	(35)%
Financial income and expenses	32	0		0
Taxes	(540)	605		192
(Loss)/Profit	(1 094)	(17)	6 335%	(706)	55%
(Loss)/Profit attributable to the shareholders of the parent	(1 094)	(13)	8 315%	(706)	55%
Non-controlling interests	0	(5)	(100)%	0	0%

Non-IFRS exclusions in net sales

In the fourth quarter 2017, non-IFRS exclusions in net sales amounted to EUR 17 million and related to a purchase price allocation adjustment related to a reduced valuation of deferred revenue that existed on Alcatel-Lucent’s balance sheet at the time of the acquisition.

Non-IFRS exclusions in operating profit

In the fourth quarter 2017, non-IFRS exclusions in operating profit amounted to EUR 585 million and were due to non-IFRS exclusions that adversely affected gross profit, R&D expenses, SG&A expenses and other income and expenses as follows:

In the fourth quarter 2017, non-IFRS exclusions in gross profit amounted to EUR 169 million and were primarily due to product portfolio strategy costs related to the acquisition of Alcatel-Lucent.

In the fourth quarter 2017, non-IFRS exclusions in R&D expenses amounted to EUR 157 million and were primarily due to the amortization of intangible assets resulting from the acquisition of Alcatel-Lucent.

In the fourth quarter 2017, non-IFRS exclusions in SG&A expenses amounted to EUR 163 million and were primarily due to the amortization of intangible assets resulting from the acquisition of Alcatel-Lucent and integration and transaction related costs.

In the fourth quarter 2017, non-IFRS exclusions in other income and expenses amounted to EUR 96 million and were primarily due to restructuring and associated charges for Nokia’s cost reduction and efficiency improvement initiatives and a EUR 32 million impairment charge.

Non-IFRS exclusions in profit/(loss) attributable to the equity holders of the parent

In the fourth quarter 2017, non-IFRS exclusions in profit/(loss) attributable to the equity holders of the parent amounted to EUR 1 094 million and were primarily due to the non-IFRS exclusions affecting operating profit, in addition to non-IFRS exclusions that adversely affected financial income and expenses and taxes as follows:

In the fourth quarter 2017, non-IFRS exclusions in financial income and expenses amounted to EUR 32 million and were due to a change in the fair value of the financial liability to acquire Nokia Shanghai Bell (“NSB”) non-controlling interest and the loss on sale of financial assets.

In the fourth quarter 2017, non-IFRS exclusions in taxes amounted to EUR 540 million and were primarily due to deferred tax expenses of EUR 738 million from re-measurement of deferred tax assets primarily resulting from the tax rate change in the United States, partially offset by a tax benefit related to non-IFRS exclusions in operating profit.

Cost savings program

The following table summarizes the financial information related to our cost savings program, as of the end of the fourth quarter 2017. Balances related to previous Nokia and Alcatel-Lucent restructuring and cost savings programs have been included as part of this overall cost savings program as of the second quarter 2016.

In EUR million, approximately	Q4’17
Opening balance of restructuring and associated liabilities	880
+ Charges in the quarter	60
- Cash outflows in the quarter	130
= Ending balance of restructuring and associated liabilities	810
of which restructuring provisions	720
of which other associated liabilities	90

Total expected restructuring and associated charges	1 900
- Cumulative recorded	1 320
= Charges remaining to be recorded	580

Total expected restructuring and associated cash outflows	2 250
- Cumulative recorded	960
= Cash outflows remaining to be recorded	1 290

The following table summarizes our full year 2016 and 2017 results and future expectations related to our cost savings program and network equipment swaps.

				Expected amounts for
In EUR million, approximately rounded to the nearest EUR 50	Actual	Actual	Actual	FY 2018 as of the end of		FY 2019 and beyond as of the end of		Total as of the end of
million	2016	2017	Cumulative	Q3’17	Q4’17	Q3’17	Q4’17	Q3’17	Q4’17
Recurring annual cost savings	550	250	800	400	400	0	0	1 200	1 200
- operating expenses	350	150	500	300	300	0	0	800	800
- cost of sales	200	100	300	100	100	0	0	400	400
Restructuring and associated charges	750	550	1 300	500	600	0	0	1 900	1 900
Restructuring and associated cash outflows	400	550	950	650	650	600	650	2 250	2 250
Charges related to network equipment swaps	150	450	600	550	650	150	150	1 400	1 400
Cash outflows related to network equipment swaps	150	450	600	500	650	150	150	1 400	1 400

On a cumulative basis, Nokia continues to be on track to achieve the targeted EUR 1.2 billion of recurring annual cost savings in full year 2018.

Nokia’s Networks business in Q4 2017

Operational highlights

Ultra Broadband Networks — Mobile Networks

Nokia announced that it is to supply China Unicom with its Flexi Zone small cells and 5G-ready AirScale radio platform in 31 provinces; which represent about 20% of China Unicom’s network in the country.

Nokia and Vodacom signed an agreement to trial Nokia 5G technology in South Africa, with a focus on bringing the benefits of digitalization to industries such as health care, energy and manufacturing.

Nokia was chosen by the city of Sendai in Japan to deliver technology for local businesses as they recover from the 2011 earthquake and tsunami. Nokia is to provide multiple technologies, including 5G-related solutions, Multi-access Edge Computing, private LTE and drone systems to boost local businesses.

Nokia and du of the United Arab Emirates demonstrated 5G robot control and live streaming at GITEX Technology Week in Dubai, showing how low latency and high-reliability of 5G technology can deliver automation of industrial processes and substantial improvements in production efficiency.

Nokia was selected by Kansas City Power & Light to supply mission-critical communications network to enhance grid security using Nokia’s Wavence microwave packet radio family of technologies.

Nokia and Zain Saudi Arabia successfully completed the Middle East’s first trial of Flexi Zone LTE-U multiband small cells, enabling Zain to achieve a record 223 Mbps downlink speed in an active commercial network.

Nokia and Zain Saudi Arabia took a significant step towards the creation of an IoT ecosystem in the Kingdom, with the successful trial of Narrowband Internet of Things (“NB-IoT”) that demonstrated the role this technology can play in applications such as smart metering for electricity departments and waste management.

Ultra Broadband Networks — Fixed Networks

Nokia and Wow!, a leading U.S. broadband provider, announced the cable industry’s first virtualized Distributed Access Architecture deployment.

Nokia and nbn of Australia announced that Nokia is to deploy its G.fast technology in 2018 to enable ultra-fast speeds over copper lines on nbn’s broadband access network.

United Arab Emirates communications service provider, du, announced that it successfully trialed Nokia’s Software Defined Access Networks (“SDAN”) technology on a Next Generation PON network. The trial demonstrated how du can use SDAN to build intelligent networks that can adapt to changing customer needs.

Nokia and Zain Saudi Arabia deployed Nokia’s Fastmile solution to provide a superior customer experience to Zain customers.

Nokia and Enecom of Japan agreed to deploy Nokia’s G.fast technology, in combination with Japan’s unique VSDL, for the first time in Japan after successful interoperability tests.

Nokia was awarded two awards at the 2017 Broadband World Forum in Berlin; one for ‘Achievement in Network Virtualization’ for Nokia’s SDAN technology; and the second in conjunction with Nokia customer, SK Broadband, for ‘Best Consumer 10Gbps consumer service based on next-generation PON’.

Global Services

Nokia and Optus signed a five-year agreement under which Nokia is to manage and maintain key components of Optus’ network infrastructure, operations and field maintenance.

Professional services had a strong momentum globally, highlighted by a solid services contribution in the announced system deals, trials and event support including Zain Saudi Arabia and Zain Iraq, StarHub in Singapore and China Unicom.

Nokia and Amazon Web Services (“AWS”) announced a wide-ranging strategic collaboration to enable easier transition to the cloud. Nokia is to support service providers in their AWS implementation strategy with a complete suite of services including consulting, design, integration, migration and operation for infrastructure and applications.

A new research facility, Nokia Digital Creativity Lab, was opened in Munich to boost cooperation within the local ecosystem with services as a key player. And to cater increasing customer traction in cloud services, a new Nokia Collaboration Hub was opened in Singapore complementing the hub in the UK (formerly Nokia Cloud Design Center) that opened in September 2016.

Following the launch of new Analytics services in early October, Nokia’s artificial intelligence and machine learning work was recognized by Ovum, Telco Data Analytics and Glotel awards.

IP Networks and Applications — IP/Optical Networks

Nokia started shipping the first products based on our new FP4 IP Routing technology in Q4 2017.

Nokia and AWS announced a wide-ranging strategic collaboration that will use Nokia’s Software Defined Wide Area Networking (“SD-WAN”) and IMPACT IoT platform to accelerate AWS’s migration of service provider applications to the cloud and its digital innovation efforts for large enterprises.

Fujitsu chose Nokia’s Nuage Networks to help expand its cloud-based services. The deal will give Fujitsu customers greater agility with ‘on-demand’ service delivery and more robust security.

Nuage Networks won its first Software Defined Networking (“SDN”)-based, large enterprise project in China, where the technology will be deployed to help China Pacific Insurance Company achieve improved flexibility, agility and security, all while simplifying network operations and lowering IT costs.

PT Hutchison 3 Indonesia (“H3I”) chose Nokia’s Cloud Packet Core solution to help it meet rapid data growth in the Indonesian market. Nokia’s solution enables H3I to provide a highly scalable platform to profitably deliver enhanced mobile broadband and move towards future innovative services.

In January, Nokia announced that it was selected by Telenor as the sole supplier to replace the Nordic company’s legacy optical backbone network. The new optical core network is to provide much-needed bandwidth capacity in Norway and Sweden.

In January, Telia Company selected Nokia’s cloud-native packet core solution to deliver enhanced mobile broadband and to provide the massively scalable platform required as part of Telia’s Next Generation Core. Nokia is the sole vendor for cloud packet core for Telia Company in the Nordics and Baltics, covering Sweden, Finland, Norway, Denmark, Estonia and Lithuania.

IP Networks and Applications — Applications & Analytics

Applications and Analytics is being renamed, and will be reported as Nokia Software beginning with Q1 2018 results.

Nokia announced its next-generation NetGuard Security Management Center software, providing advanced analytics and automation to bolster communication service providers’ ability to proactively detect, predict and combat the growing threat from ransomware and other types of malware.

Nokia announced a new version of its Session Border Controller (“SBC”) software that gives communication service providers better performance and security for their cloud-native deployments, enabling them to deliver secure, high-quality voice and video services in hybrid and virtualized network environments.

Nokia unveiled its new Smart Plan Suite cloud-native, 5G-ready software providing integrated real-time charging, policy control and customer engagement capabilities to help service providers enrich and monetize subscribers’ digital experiences.

Nokia launched a new version of its Data Refinery data processing software. The latest release adds support for cloud-ready automated deployment, enabling service providers to deliver new digital services.

Nokia and Bosch Connected Devices and Solutions GmbH announced a partnership to enable enterprises and communication service providers to more easily deploy industrial IoT solutions, from sensors to applications. Nokia is to provide its IoT connectivity, IMPACT IoT Platform, NetGuard security software and WING for IoT connectivity services.

Nokia’s Customer Experience Management (“CEM”) offerings were selected to help MTN Nigeria increase efficiencies, optimize subscriber services and deliver a superior experience for MTN’s 52 million customers. MTN Nigeria is the first communication service provider in the region to deploy Nokia Cognitive Analytics for Customer Insight with Nokia Service Quality Manager software.

Nokia’s EdenNet Self-Organizing Network (“SON”) software helped Zain Saudi Arabia effectively manage the massive surge in data and voice traffic during the Hajj and Ramadan pilgrimages, enabling the service provider to continuously deliver best-in-class voice and data services by automatically identifying and resolving network issues.

Using Nokia software, Zain Saudi Arabia delivered a superior user experience during Hajj and Ramadan.

Financial highlights

EUR million	Q4’17	Q4’16	YoY change		Q3’17	QoQ change
Net sales - constant currency			2%			22%
Net sales	5 827	6 086	(4)%		4 823	21%
Gross profit	2 193	2 490	(12)%		1 860	18%
Gross margin %	37.6%	40.9%	(330	)bps	38.6%	(100	)bps
R&D	(953)	(951)	0%		(918)	4%
SG&A	(622)	(674)	(8)%		(646)	(4)%
Other income and expenses	28	(8)			38
Operating profit	647	858	(25)%		334	94%
Operating margin %	11.1%	14.1%	(300	)bps	6.9%	420	bps

Net sales by region

EUR million	Q4’17	Q4’16	YoY change	Constant currency YoY change	Q3’17	QoQ change	Constant currency QoQ change
Asia-Pacific	1 123	1 185	(5)%	3%	1 003	12%	14%
Europe	1 332	1 348	(1)%	1%	1 042	28%	28%
Greater China	654	613	7%	13%	630	4%	3%
Latin America	416	414	0%	10%	304	37%	39%
Middle East & Africa	585	616	(5)%	0%	478	22%	23%
North America	1 717	1 910	(10)%	(2)%	1 367	26%	27%
Total	5 827	6 086	(4)%	2%	4 823	21%	22%

Financial discussion

Net sales and operating profit

Net sales for Nokia’s Networks business are affected by seasonality in the network operators’ spending cycles, with generally higher sales in the fourth quarter, followed by generally lower sales in the first quarter of the following year.

A discussion of our results within Ultra Broadband Networks, Global Services and IP Networks and Applications is included in the sections “Ultra Broadband Networks”, “Global Services” and “IP Networks and Applications” below.

Year-on-year changes

EUR million	Net Sales	% change	Gross profit	(R&D)	(SG&A)	Other income and (expenses)	Operating profit	Change in operating margin %
Ultra Broadband Networks	(115)	(4)%	(84)	(24)	29	12	(66)	(210	)bps
Global Services	(117)	(7)%	(145)	3	16	18	(109)	(570	)bps
IP Networks and Applications	(26)	(1)%	(68)	19	8	6	(35)	(180	)bps
Networks business	(259)	(4)%	(297)	(2)	52	36	(211)	(300	)bps

On a year-on-year basis, foreign exchange fluctuations had a significantly negative impact on gross profit, a positive impact on operating expenses and a slightly negative net impact on operating profit in the fourth quarter 2017.

Sequential changes

EUR million	Net Sales	% change	Gross profit	(R&D)	(SG&A)	Other income and (expenses)	Operating profit	Change in operating margin %
Ultra Broadband Networks	372	18%	219	(35)	11	(5)	189	710	bps
Global Services	283	21%	5	(1)	2	5	11	(70	)bps
IP Networks and Applications	349	26%	109	0	12	(8)	113	440	bps
Networks business	1 004	21%	333	(35)	24	(10)	313	420	bps

On a sequential basis, foreign exchange fluctuations had a slightly negative impact on gross profit, a slightly positive impact on operating expenses and a slightly positive net impact on operating profit in the fourth quarter 2017.

Ultra Broadband Networks in Q4 2017

Financial highlights

EUR million	Q4’17	Q4’16	YoY change		Q3’17	QoQ change
Net sales - constant currency			2%			19%
Mobile Networks			3%			23%
Fixed Networks			0%			6%
Net sales	2 471	2 586	(4)%		2 099	18%
Mobile Networks	1 944	2 029	(4)%		1 598	22%
Fixed Networks	526	558	(6)%		501	5%
Gross profit	1 147	1 231	(7)%		928	24%
Gross margin %	46.4%	47.6%	(120	)bps	44.2%	220	bps
R&D	(616)	(592)	4%		(581)	6%
SG&A	(279)	(308)	(9)%		(290)	(4)%
Other income and expenses	15	3			20
Operating profit	267	333	(20)%		78	242%
Operating margin %	10.8%	12.9%	(210	)bps	3.7%	710	bps

Net sales by region

EUR million	Q4’17	Q4’16	YoY change	Constant currency YoY change	Q3’17	QoQ change	Constant currency QoQ change
Asia-Pacific	476	484	(2)%	8%	453	5%	7%
Europe	443	474	(7)%	(6)%	390	14%	14%
Greater China	278	237	17%	24%	325	(14)%	(15)%
Latin America	112	135	(17)%	(9)%	90	24%	25%
Middle East & Africa	169	192	(12)%	(7)%	159	6%	7%
North America	993	1 064	(7)%	2%	681	46%	47%
Total	2 471	2 586	(4)%	2%	2 099	18%	19%

Financial discussion

Net sales

Ultra Broadband Networks net sales decreased 4% year-on-year and increased 18% sequentially. On a constant currency basis, Ultra Broadband Networks net sales would have increased 2% year-on-year and 19% sequentially.

Year-on-year discussion

The year-on-year decrease in Ultra Broadband Networks net sales in the fourth quarter 2017 was due to both Mobile Networks and Fixed Networks.

The decrease in Mobile Networks net sales was primarily due to converged core networks and radio networks. For converged core networks, the decrease was primarily related to North America. For radio networks, the decrease was primarily related to Europe and Latin America, partially offset by growth in Greater China.

The decrease in Fixed Networks net sales was primarily due to services, partially offset by growth in broadband access. The decrease in Fixed Networks net sales was primarily attributable to one customer in North America. For services, the decrease was primarily related to North America, Latin America and Europe. For broadband access, the increase was primarily due to Latin America, Europe and Middle East & Africa, partially offset by Asia-Pacific.

Sequential discussion

The sequential increase in Ultra Broadband Networks net sales in the fourth quarter 2017 was due to Mobile Networks and, to a lesser extent, Fixed Networks.

The increase in Mobile Networks net sales was primarily due to radio networks and, to a lesser extent, converged core networks. For radio networks, the increase was primarily related to North America and, to a lesser extent, Asia-Pacific and Europe, partially offset by Greater China. For converged core networks, the increase was primarily related to North America and Europe, partially offset by Asia-Pacific.

The increase in Fixed Networks net sales was primarily due to broadband access and services, partially offset by digital home. For broadband access, the increase was primarily related to North America, Europe and Middle East & Africa, partially offset by Asia-Pacific. For services, the increase was primarily related to North America and Europe. For digital home, the decrease was primarily related to one customer in North America, partially offset by growth in Latin America.

Operating profit

Year-on-year discussion

On a year-on-year basis, in the fourth quarter 2017, the decrease in Ultra Broadband Networks operating profit was primarily due to lower gross profit and higher R&D expenses, partially offset by lower SG&A expenses and a net positive fluctuation in other income and expenses.

The decrease in Ultra Broadband Networks gross profit was primarily due to Mobile Networks. The decrease in gross profit in Mobile Networks was due to both a lower gross margin and lower net sales. The lower gross margin was primarily due to Greater China, as expected, based on our guidance for robust competition in this region to adversely affect the fourth quarter 2017 in particular.

The increase in Ultra Broadband Networks R&D expenses was due to both Mobile Networks and Fixed Networks. The increase in Mobile Networks R&D expenses was primarily due to the absence of a benefit related to lower incentive accruals in the fourth quarter 2016. The increase in Fixed Networks R&D expenses was primarily due to investments to drive growth and higher returns in our current addressable market, as well as to expand into adjacent markets, both of which are priorities for Fixed Networks. Related to our current addressable market, Fixed Networks has increased its investments to enhance its portfolio of offerings towards the digital home and software defined access markets. Related to adjacent markets, Fixed Networks has increased its investments towards the cable access market, and is now offering a disruptive cable solution which gives operators the flexibility to choose from a full range of options across both fiber and cable to meet their unique network needs.

The decrease in Ultra Broadband Networks SG&A expenses was primarily due to Mobile Networks. The decrease in Mobile Networks SG&A expenses was primarily due to lower personnel expenses and lower consultancy costs, reflecting progress related to Nokia’s cost savings program.

The net positive fluctuation in other income and expenses was primarily due to foreign exchange hedging.

On a year-on-year basis, foreign exchange fluctuations had a significantly negative impact on gross profit, a positive impact on operating expenses and a slightly negative net impact on operating profit in the fourth quarter 2017.

Sequential discussion

On a sequential basis, in the fourth quarter 2017, the increase in Ultra Broadband Networks operating profit was primarily due to higher gross profit and, to a lesser extent, lower SG&A expenses, partially offset by higher R&D expenses.

The increase in Ultra Broadband Networks gross profit was primarily due to Mobile Networks. The increase in Mobile Networks gross profit was primarily due to higher net sales.

The increase in Ultra Broadband Networks R&D expenses was primarily due to Mobile Networks. The increase in Mobile Networks R&D expenses was primarily due to higher spending in radio networks.

The decrease in Ultra Broadband Networks SG&A expenses was primarily due to Mobile Networks. The decrease in Mobile Networks SG&A expenses was primarily due to lower personnel expenses.

On a sequential basis, foreign exchange fluctuations had a slightly negative impact on gross profit, a slightly positive impact on operating expenses and a positive net impact on operating profit in the fourth quarter 2017.

Global Services in Q4 2017

Financial highlights

EUR million	Q4’17	Q4’16	YoY change		Q3’17	QoQ change
Net sales - constant currency			(1)%			22%
Net sales	1 642	1 759	(7)%		1 359	21%
Gross profit	285	430	(34)%		280	2%
Gross margin %	17.4%	24.4%	(700	)bps	20.6%	(320	)bps
R&D	(21)	(24)	(13)%		(20)	5%
SG&A	(153)	(169)	(9)%		(155)	(1)%
Other income and expenses	11	(7)			6
Operating profit	121	230	(47)%		110	10%
Operating margin %	7.4%	13.1%	(570	)bps	8.1%	(70	)bps

Net sales by region

EUR million	Q4’17	Q4’16	YoY change	Constant currency YoY change	Q3’17	QoQ change	Constant currency QoQ change
Asia-Pacific	338	379	(11)%	(4)%	294	15%	17%
Europe	363	389	(7)%	(5)%	293	24%	24%
Greater China	230	240	(4)%	1%	192	20%	19%
Latin America	153	133	15%	25%	114	34%	37%
Middle East & Africa	258	292	(12)%	(6)%	196	32%	33%
North America	300	327	(8)%	(1)%	269	12%	13%
Total	1 642	1 759	(7)%	(1)%	1 359	21%	22%

Financial discussion

Net sales

Global Services net sales decreased 7% year-on-year and increased 21% sequentially. On a constant currency basis, Global Services net sales would have decreased 1% year-on-year and would have increased 22% sequentially.

Year-on-year discussion

The decrease in Global Services net sales was primarily due to network implementation and care, partially offset by growth in network planning and optimization. For network implementation, the decrease was primarily related to Middle East & Africa, Europe, Asia-Pacific, Greater China and North America, partially offset by Latin America. For care, the decrease was across all regions. For network planning and optimization, the growth was primarily related to Greater China.

Sequential discussion

The increase in Global Services net sales was primarily due to network implementation, systems integration, network planning and optimization and, to a lesser extent, managed services and care. For network implementation, the increase was primarily related to Middle East & Africa, Europe, Latin America and Asia-Pacific. For systems integration, the increase was primarily related to North America, Europe and Asia-Pacific. For network planning and optimization, the increase was primarily related to Greater China, Latin America, Asia-Pacific and Middle East & Africa. For managed services, the increase was primarily related to Europe. For care, the increase was primarily related to Greater China and North America.

Operating profit

Year-on-year discussion

The performance in Global Services was in comparison to a particularly strong fourth quarter 2016, and following strong performances in the second and third quarters of 2017. On a year-on-year basis, in the fourth quarter 2017, the decrease in Global Services operating profit was primarily due to lower gross profit, partially offset by a net positive fluctuation in other income and expenses and lower SG&A expenses.

The decrease in Global Services gross profit was primarily due to network implementation and, to a lesser extent, care. The performance of network implementation was negatively affected by challenging market conditions.

The decrease in Global Services SG&A expenses was primarily due to lower personnel expenses, reflecting progress related to Nokia’s cost savings program.

On a year-on-year basis, foreign exchange fluctuations had a significantly negative impact on gross profit, a slightly positive impact on operating expenses and a negative net impact on operating profit in the fourth quarter 2017.

Sequential discussion

On a sequential basis, in the fourth quarter 2017, the increase in Global Services operating profit was primarily due to higher gross profit and a net positive fluctuation in other income and expenses.

The increase in Global Services gross profit was primarily due to systems integration, network planning and optimization and managed services, partially offset by network implementation.

On a sequential basis, foreign exchange fluctuations had a slightly negative impact on gross profit, a slightly positive impact on operating expenses and a slightly positive net impact on operating profit in the fourth quarter 2017.

IP Networks and Applications in Q4 2017

Financial highlights

EUR million	Q4’17	Q4’16	YoY change		Q3’17	QoQ change
Net sales - constant currency			5%			27%
IP/Optical Networks			4%			24%
IP Routing			(3)%			9%
Optical Networks			16%			55%
Applications & Analytics			7%			34%
Net sales	1 714	1 740	(1)%		1 365	26%
IP/Optical Networks	1 243	1 275	(3)%		1 011	23%
IP Routing	737	815	(10)%		682	8%
Optical Networks	506	460	10%		329	54%
Applications & Analytics	471	466	1%		354	33%
Gross profit	761	829	(8)%		652	17%
Gross margin %	44.4%	47.6%	(320	)bps	47.8%	(340	)bps
R&D	(316)	(335)	(6)%		(316)	0%
SG&A	(189)	(197)	(4)%		(201)	(6)%
Other income and expenses	3	(3)			11
Operating profit	259	294	(12)%		146	77%
Operating margin %	15.1%	16.9%	(180	)bps	10.7%	440	bps

Net sales by region

EUR million	Q4’17	Q4’16	YoY change	Constant currency YoY change	Q3’17	QoQ change	Constant currency QoQ change
Asia-Pacific	309	323	(4)%	4%	255	21%	23%
Europe	526	485	8%	11%	360	46%	46%
Greater China	145	136	7%	13%	112	29%	29%
Latin America	151	146	3%	15%	99	53%	55%
Middle East & Africa	159	132	20%	26%	122	30%	31%
North America	424	519	(18)%	(11)%	417	2%	3%
Total	1 714	1 740	(1)%	5%	1 365	26%	27%

Financial discussion

Net sales

IP Networks and Applications net sales decreased 1% year-on-year and increased 26% sequentially. On a constant currency basis, IP Networks and Applications net sales would have increased 5% year-on-year and 27% sequentially.

Year-on-year discussion

The year-on-year decrease in IP Networks and Applications net sales in the fourth quarter 2017 was primarily due to IP/Optical Networks.

The decrease in IP/Optical Networks net sales was due to IP routing, partially offset by growth in optical networks. Excluding video and the resale of third party IP routers, IP routing net sales would have grown on a constant currency basis. For IP routing, the decrease was primarily related to North America and Asia-Pacific. For optical networks, the increase was primarily related to certain large projects in Europe and Middle East & Africa. This was partially offset by a decrease in North America.

The increase in Applications & Analytics net sales was primarily due to emerging businesses, partially offset by service delivery platforms. To drive growth and higher returns, building a standalone software business at scale remains a key priority for Nokia. Applications & Analytics continued to execute its sales, services and R&D transformation plans in the fourth quarter

2017, including: 1) completion of Comptel integration, 2) continued traction in analytics/intelligence market with its largest standalone CEM deal, 3) aggressive recruitment of software sales talent and 4) expansion of portfolio with the launch of four new software offerings: 5G charging, cloud-native Session Border Controller, Security Management Center and Data Refinery solutions.

Sequential discussion

The sequential increase in IP Networks and Applications net sales in the fourth quarter 2017 was due to both IP/Optical Networks and Applications & Analytics.

The increase in IP/Optical Networks net sales was primarily due to optical networks and, to a lesser extent, IP routing. For optical networks, the increase was primarily related to Europe, Asia-Pacific, Latin America, Middle East & Africa and Greater China. For IP routing, the increase was primarily related to Europe, Latin America and Asia-Pacific, partially offset by North America.

The increase in Applications & Analytics net sales was across all business lines, with strong sequential growth in services, emerging businesses, business support systems and service delivery platforms.

Operating profit

Year-on-year discussion

On a year-on-year basis, in the fourth quarter 2017, the slight decrease in IP Networks and Applications operating profit was primarily due to lower gross profit, partially offset by lower R&D expenses.

The decrease in IP Networks and Applications gross profit was due to both IP/Optical Networks and Applications & Analytics. The decrease in gross profit in IP/Optical Networks was primarily due to a lower gross margin and lower net sales in IP routing, partially offset by higher gross margin and higher net sales in optical networks. The decrease in gross profit in Applications & Analytics was primarily due to a lower gross margin.

The decrease in IP Networks and Applications R&D expenses was primarily due to IP/Optical Networks. The decrease in IP/Optical Networks R&D expenses was primarily due to lower development and testing expenses related to our new IP routing platform, compared to elevated levels in the fourth quarter 2016. This was partially offset by the absence of a benefit related to lower incentive accruals in the fourth quarter 2016.

On a year-on-year basis, foreign exchange fluctuations had a significantly negative impact on gross profit, a positive impact on operating expenses and a slightly negative net impact on operating profit in the fourth quarter 2017.

Sequential discussion

On a sequential basis, in the fourth quarter 2017, the increase in IP Networks and Applications operating profit was primarily due to higher gross profit and, to a lesser extent, lower SG&A expenses.

The increase in IP Networks and Applications gross profit was due to both IP/Optical Networks and Applications & Analytics. The increase in gross profit in IP/Optical Networks was primarily due to higher net sales in both optical networks and IP routing and a higher gross margin in optical networks, partially offset by a lower gross margin in IP routing. The increase in gross profit in Applications & Analytics was primarily due to higher net sales, partially offset by lower gross margin.

The decrease in IP Networks and Applications SG&A expenses was due to IP/Optical Networks. The decrease in IP/Optical Networks SG&A expenses was primarily due to lower business support costs.

On a sequential basis, foreign exchange fluctuations had a slightly negative impact on gross profit, a slightly positive impact on operating expenses and a slightly positive net impact on operating profit in the fourth quarter 2017.

Nokia Technologies in Q4 2017

Operational highlights

Licensing

Nokia signed a multi-year patent license agreement with Huawei.

The International Chamber of Commerce ruled in favor of Nokia in a patent payment dispute, confirming that Blackberry had failed to make certain payments to Nokia under a patent license agreement between the two companies.

HMD Global, our exclusive brand licensee and the home of Nokia phones, celebrated its first anniversary in December. It launched six new Android smartphones and five new feature phones during its first year of operations, with outstanding net promoter scores.

Intellectual property assets are fundamental to Nokia, which owns an industry-leading patent portfolio built on R&D investments of more than EUR 120 billion over the last two decades. Nokia is a leading contributor to the development of communications standards, including 5G. In 2017, we continued to actively evaluate and streamline our patent portfolio, and ended the year with approximately 20 000 patent families. We believe these patent families provide us with the best future licensing potential, while also being optimal from an operational management and cost perspective.

Digital Health

Nokia launched Nokia Steel HR, an activity tracking watch with heart monitoring, smartphone notifications and personalized coaching programs. Steel HR is the newest addition to the Nokia digital health ecosystem of trackers, scales and health devices.

Financial highlights

EUR million	Q4’17	Q4’16	YoY change		Q3’17	QoQ change
Net sales - constant currency			80%			15%
Net sales	554	309	79%		483	15%
Gross profit	524	287	83%		473	11%
Gross margin %	94.6%	92.9%	170	bps	97.9%	(330	)bps
R&D	(56)	(70)	(20)%		(58)	(3)%
SG&A	(85)	(63)	35%		(25)	240%
Other income and expenses	6	4			0
Operating profit	389	158	146%		390	0%
Operating margin %	70.2%	51.1%	1 910	bps	80.7%	(1 050	)bps

Financial discussion

During the fourth quarter 2017, Nokia Technologies entered into a multi-year patent licensing agreement with Huawei and received an arbitration ruling related to a contract dispute with BlackBerry. As a result, Nokia Technologies recognized approximately EUR 210 million of non-recurring net sales. In addition, Nokia Technologies recognized a non-recurring licensing cost of approximately EUR 40 million in the fourth quarter 2017.

Net sales

Nokia Technologies net sales increased 79% year-on-year and 15% sequentially. On a constant currency basis, Nokia Technologies net sales would have increased 80% year-on-year and 15% sequentially.

Of the EUR 554 million of net sales in the fourth quarter 2017, EUR 540 million related to patent and brand licensing and EUR 15 million related to digital health and digital media.

Year-on-year discussion

The year-on-year increase in Nokia Technologies net sales in the fourth quarter 2017 was primarily related to non-recurring net sales and recurring net sales related to new license agreements. This was partially offset by the absence of an IPR divestment, which benefitted the fourth quarter 2016, lower licensing net sales from certain existing licensees and lower net sales in digital health. Nokia Technologies non-recurring catch-up net sales in the fourth quarter 2017 amounted to approximately EUR 210 million, of which approximately EUR 80 million related to 2017 and approximately EUR 130 million related to prior years. In the fourth quarter 2016, non-recurring net sales were approximately zero.

Sequential discussion

The sequential increase in Nokia Technologies net sales in the fourth quarter 2017 was primarily related to higher recurring net sales related to new license agreements. Nokia Technologies non-recurring catch-up net sales in the fourth quarter 2017 amounted to approximately EUR 210 million, of which approximately EUR 80 million related to 2017 and approximately EUR 130 million related to prior years. In the third quarter 2017 non-recurring catch-up net sales amounted to approximately EUR 180 million, of which approximately EUR 30 million related to 2017 and approximately EUR 150 million related to prior years.

Operating profit

Year-on-year discussion

The year-on-year increase in Nokia Technologies operating profit was primarily due to higher gross profit and, to a lesser extent, lower R&D expenses, partially offset by higher SG&A expenses.

The increase in Nokia Technologies gross profit was primarily due to higher net sales and, to a lesser extent, a higher gross margin. The higher gross margin was primarily due to business mix, with a higher proportion of licensing net sales. This was partially offset by a non-recurring licensing cost.

The decrease in Nokia Technologies R&D expenses was primarily due to lower patent portfolio costs.

The increase in Nokia Technologies SG&A expenses was primarily due to a non-recurring licensing cost, partially offset by lower licensing-related litigation costs.

On a year-on-year basis, foreign exchange fluctuations had a slightly positive impact on gross profit, a slightly positive impact on operating expenses and a slightly positive net impact on operating profit in the fourth quarter 2017.

Sequential discussion

The sequential decrease in Nokia Technologies operating profit was primarily due to higher SG&A expenses, partially offset by higher gross profit.

The increase in Nokia Technologies gross profit was primarily due to higher net sales, partially offset by a lower gross margin. The lower gross margin was primarily due to a non-recurring licensing cost and provisions related to certain digital health products.

The increase in Nokia Technologies SG&A expenses was primarily due to a non-recurring licensing expense in the fourth quarter 2017, the absence of a reimbursement related to a settled arbitration which benefitted the third quarter 2017 and seasonally higher marketing expenses.

On a sequential basis, foreign exchange fluctuations had an approximately neutral impact on gross profit, a slightly positive impact on operating expenses and a slightly positive net impact on operating profit in the fourth quarter 2017.

Group Common and Other in Q4 2017

Financial highlights

EUR million	Q4’17	Q4’16	YoY change		Q3’17	QoQ change
Net sales - constant currency			(12)%			19%
Net sales	302	340	(11)%		251	20%
Gross profit	45	65	(31)%		32	41%
Gross margin %	14.9%	19.1%	(420	)bps	12.7%	220	bps
R&D	(60)	(74)	(19)%		(59)	2%
SG&A	(61)	(60)	2%		(50)	22%
Other income and expenses	44	(6)			20
Operating loss	(31)	(76)	(59)%		(56)	(45)%
Operating margin %	(10.3)%	(22.4)%	1 210	bps	(22.3)%	1 200	bps

Financial discussion

Net sales

Group Common and Other net sales decreased 11% year-on-year and increased 20% sequentially. On a constant currency basis, Group Common and Other net sales would have decreased 12% year-on-year and increased 19% sequentially.

Year-on-year discussion

The year-on-year decrease in Group Common and Other net sales in the fourth quarter 2017 was primarily due to Alcatel Submarine Networks and Radio Frequency Systems.

Sequential discussion

The sequential increase in Group Common and Other net sales in the fourth quarter 2017 was primarily due to Alcatel Submarine Networks.

Operating profit

Year-on-year discussion

On a year-on-year basis, in the fourth quarter 2017, the decrease in Group Common and Other operating loss was primarily due to a net positive fluctuation in other income and expenses and lower R&D expenses, partially offset by lower gross profit.

The decrease in Group Common and Other gross profit was primarily due to Alcatel Submarine Networks.

The decrease in R&D expenses was primarily due to lower personnel expenses, reflecting progress related to Nokia’s cost savings program.

The net positive fluctuation in other income and expenses was primarily due to gains in Nokia’s venture fund investments and an expiration of a former Alcatel-Lucent stock option liability.

On a year-on-year basis, foreign exchange fluctuations had a slightly positive impact on gross profit, a slightly positive impact on operating expenses and a slightly positive net impact on operating profit in the fourth quarter 2017.

Sequential discussion

On a sequential basis, in the fourth quarter 2017, the decrease in Group Common and Other operating loss was primarily due to a net positive fluctuation in other income and expenses and higher gross profit.

The increase in Group Common and Other gross profit was primarily due to Alcatel Submarine Networks and Radio Frequency Systems.

The net positive fluctuation in other income and expenses was primarily due to gains in Nokia’s venture fund investments and an expiration of a former Alcatel-Lucent stock option liability.

On a sequential basis, foreign exchange fluctuations had a slightly positive impact on gross profit, a slightly negative impact on operating expenses and a slightly positive net impact on operating profit in the fourth quarter 2017.

Cash and cash flow in Q4 2017

Nokia change in net cash and other liquid assets (EUR billion)

EUR million, at end of period	Q4’17	Q4’16	YoY change	Q3’17	QoQ change
Total cash and other liquid assets(1)	8 280	9 327	(11)%	6 577	26%
Net cash and other liquid assets(1)	4 514	5 299	(15)%	2 731	65%

(1) Total cash and other liquid assets consist of the following line items from our consolidated statement of financial position: Cash and cash equivalents, available-for sale investments, liquid assets and investments at fair value through profit and loss, liquid assets. Net cash and other liquid assets equals total cash and other liquid assets less long-term interest-bearing liabilities and less short-term interest-bearing liabilities. For details, please refer to note 14, “Notes to the consolidated statement of cash flows”, in the “Financial statement information” section in this report.

On a sequential basis, in the fourth quarter 2017, Nokia’s total cash and other liquid assets increased by EUR 1 703 million and Nokia’s net cash and other liquid assets increased by EUR 1 783 million.

Foreign exchange rates had an approximately EUR 50 million positive impact on net cash.

On a sequential basis, net cash and other liquid assets were affected by the following factors:

In the fourth quarter 2017, Nokia’s net cash from operating activities was positive EUR 1 990 million:

•             Nokia’s adjusted net profit before changes in net working capital was EUR 833 million in the fourth quarter 2017.

•             Total cash inflows related to net working capital were approximately EUR 1.17 billion.

•                  Nokia had approximately EUR 130 million of restructuring and associated cash outflows in the fourth quarter 2017. Excluding this, net working capital generated an increase in net cash of approximately EUR 1.31 billion primarily due to an increase in liabilities, a decrease in inventories and a decrease in receivables.

•                  The cash inflows related to the decrease in receivables were approximately EUR 70 million, primarily due to an increase in the sale of receivables, lower overdue receivables and the payment of a receivable related to a settled arbitration, partially offset by a seasonal increase in receivables and the recognition of net sales related to a new license agreement.

•                  The cash inflows related to the decrease in inventories were approximately EUR 370 million, primarily due to industry seasonality.

•                  The cash inflows related to the increase in liabilities were approximately EUR 860 million, primarily due to a seasonal increase, as well as other temporary benefits, related to accounts payable, accrued expenses, deferred revenue and other liabilities. In addition, the increase was related to incentive accruals and longer payment terms.

•             In addition, Nokia’s cash outflows related to income taxes were approximately EUR 30 million.

In the fourth quarter 2017, Nokia’s net cash outflows from investing activities primarily related to capital expenditures of approximately EUR 150 million. This was partially offset by a net cash inflow of approximately EUR 40 million related to the sale of certain assets.

In the fourth quarter 2017, Nokia’s net cash outflows from financing activities primarily related to share repurchases of approximately EUR 130 million.

Nokia in full year 2017

Financial highlights(1)

EUR million (except EPS in EUR)	Q1-Q4’17	Q1-Q4’16	YoY change
Net sales - constant currency			0%
Net sales	23 147	23 641	(2)%
Nokia’s Networks business	20 523	21 830	(6)%
Ultra Broadband Networks	8 970	9 758	(8)%
Global Services	5 810	6 036	(4)%
IP Networks and Applications	5 742	6 036	(5)%
Nokia Technologies	1 654	1 053	57%
Group Common and Other	1 115	1 142	(2)%
Non-IFRS exclusions	(75)	(331)	(77)%
Gross profit	9 139	8 524	7%
Gross margin %	39.5%	36.1%	340	bps
Operating profit/(loss)	16	(1 100)	(101)%
Nokia’s Networks business	1 711	1 943	(12)%
Ultra Broadband Networks	781	922	(15)%
Global Services	411	406	1%
IP Networks and Applications	519	615	(16)%
Nokia Technologies	1 124	579	94%
Group Common and Other	(248)	(350)	(29)%
Non-IFRS exclusions	(2 571)	(3 272)	(21)%
Operating margin %	0.1%	(4.7)%	480	bps
Financial income and expenses	(537)	(287)	87%
Taxes	(927)	457
(Loss)	(1 437)	(912)	58%
(Loss) attributable to the shareholders of the parent	(1 473)	(751)	96%
Non-controlling interests	36	(161)
EPS, EUR diluted	(0.26)	(0.13)	100%

(1) Results are reported unless otherwise specified.

Financial discussion

Net sales

Nokia net sales decreased 2% year-on-year. On a constant currency basis, Nokia net sales would have been approximately flat year-on-year.

The year-on-year decrease in Nokia net sales in full year 2017 was primarily due to Nokia’s Networks business, partially offset by Nokia Technologies and lower non-IFRS exclusions related to a reduced valuation of deferred revenue that existed on Alcatel-Lucent’s balance sheet at the time of acquisition.

Operating profit

In full year 2017, Nokia recorded an operating profit, compared to an operating loss in full year 2016. The change was primarily due to a higher gross profit and, to a lesser extent, a net positive fluctuation in other income and expenses and lower SG&A and R&D expenses.

The increase in gross profit was primarily due to lower non-IFRS exclusions related to valuation of inventory and deferred revenue and higher gross profit in Nokia Technologies, partially offset by Nokia’s Networks business.

The decrease in R&D expenses was primarily due to Nokia’s Networks business, Group Common and Other and Nokia Technologies.

The decrease in SG&A expenses was primarily due to lower non-IFRS exclusions related to transaction and integration related costs, Nokia’s Networks business and, to a lesser extent, Group Common and Other, partially offset by Nokia Technologies.

The net positive fluctuation in Nokia’s other income and expenses was primarily due to Nokia’s Networks business, Group Common and Other and, to a lesser extent, lower restructuring and associated charges. This was partially offset by impairment charges.

In the third quarter 2017, Nokia recorded a non-cash charge to other income and expenses of EUR 141 million, due to the impairment of goodwill related to its digital health business, which is part of Nokia Technologies. Following third quarter 2017 results, Nokia adjusted its long-term cash flow projections for its digital health cash generating unit and recorded an impairment charge. The impairment charge was excluded from our Non-IFRS results and allocated to the carrying amount of goodwill held within the digital health cash generating unit, which was reduced to zero. Going forward, Nokia Technologies aims to have a larger impact with consumers and the medical community through a more focused, more agile digital health business. In the fourth quarter 2017, Nokia recorded a non-cash impairment charge to other income and expenses of EUR 32 million related to acquired intangible assets.

(Loss)/profit attributable to the shareholders of the parent

In full year 2017, the increase in loss attributable to the shareholders of the parent was primarily due to an income tax expense, compared to an income tax benefit in full year 2016 and a net negative fluctuation in financial income and expenses. This was partially offset by an operating profit in full year 2017, compared to an operating loss in full year 2016.

The net negative fluctuation in financial income and expenses in full year 2017 was primarily due to non-IFRS exclusions related to Nokia’s offer to purchase the 6.50% notes due January 15, 2028, the 6.45% notes due March 15, 2029, the 6.75% notes due February 4, 2019 and the 5.375% notes due May 15, 2019, losses from foreign exchange fluctuations, a non-recurring interest expense related to a change to uncertain tax positions and a loss on sale of financial assets. This was partially offset by a change in the fair value of the financial liability to acquire Nokia Shanghai Bell non-controlling interest and the absence of non-IFRS exclusions related to the early redemption of Alcatel-Lucent high yield bonds, which adversely affected full year 2016.

The income tax expense, compared to an income tax benefit in full year 2016, was primarily due to deferred tax expenses of EUR 738 million from re-measurement of deferred tax assets primarily resulting from the tax rate change in the United States, as well as a non-recurring tax expense related to the integration of the former Alcatel-Lucent and Nokia operating models, a non-recurring change to uncertain tax positions and a lower tax benefit as a result of lower non-IFRS exclusions in operating profit. This was partially offset by lower income taxes due to Nokia’s regional profit mix in full year 2017.

Descriptions of non-IFRS exclusions in full year 2017

Non-IFRS exclusions consist of costs related to the Alcatel-Lucent transaction and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges and certain other items that may not be indicative of Nokia’s underlying business performance. For additional details, please refer to note 2, “Non-IFRS to reported reconciliation, Continuing Operations (unaudited)”, in the “Financial statement information” section in this financial report.

EUR million	Q1-Q4’17	Q1-Q4’16	YoY change
Net sales	(75)	(331)	(77)%
Gross profit	(535)	(1 133)	(53)%
R&D	(691)	(683)	1%
SG&A	(591)	(685)	(14)%
Other income and expenses	(753)	(772)	(2)%
Operating (loss)/profit	(2 571)	(3 272)	(21)%
Financial income and expenses	(257)	(41)	527%
Taxes	(484)	1 151	(142)%
(Loss)/profit	(3 311)	(2 162)	53%
(Loss)/profit attributable to the shareholders of the parent	(3 342)	(2 027)	65%
Non-controlling interests	30	(134)

Non-IFRS exclusions in net sales

In full year 2017, non-IFRS exclusions in net sales amounted to EUR 75 million and related to a purchase price allocation adjustment related to a reduced valuation of deferred revenue that existed on Alcatel-Lucent’s balance sheet at the time of the acquisition, as well as product portfolio strategy costs.

Non-IFRS exclusions in operating profit

In full year 2017, non-IFRS exclusions in operating profit amounted to EUR 2 571 million and were attributable to non-IFRS exclusions that adversely affected gross profit, R&D expenses, SG&A expenses and other income and expenses as follows:

In full year 2017, non-IFRS exclusions in gross profit amounted to EUR 535 million and primarily related to the product portfolio strategy costs and, to a lesser extent, non-IFRS exclusions in net sales and transaction and integration related costs.

In full year 2017, non-IFRS exclusions in R&D expenses amounted to EUR 691 million and primarily related to the amortization of intangible assets and, to a lesser extent, product portfolio strategy costs.

In full year 2017, non-IFRS exclusions in SG&A expenses amounted to EUR 591 million and primarily related to the amortization of intangible assets and transaction and integration related costs.

In full year 2017, non-IFRS exclusions in other income and expenses amounted to an expense of EUR 753 million and primarily related to EUR 576 million of restructuring and associated charges, EUR 173 million of impairment charges and, to a lesser extent, product portfolio strategy costs.

Non-IFRS exclusions in profit attributable to the shareholders of the parent

In full year 2017, non-IFRS exclusions in profit attributable to the shareholders of the parent amounted to EUR 3 342 million and was primarily related to the non-IFRS exclusions in operating profit. In addition, non-IFRS exclusions affected financial income and expenses and income taxes as follows:

In full year 2017, non-IFRS exclusions in financial income and expenses amounted to an expense of EUR 257 million and related to Nokia’s offer to purchase the 6.50% notes due January 15, 2028, the 6.45% notes due March 15, 2029, the 6.75% notes due February 4, 2019 and the 5.375% notes due May 15, 2019. In addition, non-IFRS exclusions in financial income and expenses included a non-recurring interest expense related to a change to uncertain tax positions, a change in the fair value of the financial liability to acquire Nokia Shanghai Bell non-controlling interest and a loss on sale of financial assets.

In full year 2017, non-IFRS exclusions in income taxes amounted to an expense of EUR 484 million and were primarily due to deferred tax expenses of EUR 738 million from re-measurement of deferred tax assets primarily resulting from the tax rate change in the United States, as well as a non-recurring tax expense related to the integration of the former Alcatel-Lucent and Nokia operating models, a non-recurring change to uncertain tax positions and a non-recurring tax expense related to deferred tax valuation allowance, partially offset by a tax benefit related to non-IFRS exclusions in operating profit.

Nokia’s Networks business in full year 2017

Financial highlights(1)

EUR million	Q1-Q4’17	Q1-Q4’16	YoY change
Net sales - constant currency			(4)%
Net sales	20 523	21 830	(6)%
Gross profit	7 933	8 460	(6)%
Gross margin %	38.7%	38.8%	(10	)bps
R&D	(3 730)	(3 777)	(1)%
SG&A	(2 587)	(2 664)	(3)%
Other income and expenses	95	(76)
Operating profit	1 711	1 943	(12)%
Operating margin %	8.3%	8.9%	(60	)bps

(1) Results are reported unless otherwise specified.

Net sales by region

EUR million	Q1-Q4’17	Q1-Q4’16	YoY change	Constant currency YoY change
Asia-Pacific	4 197	4 237	(1)%	1%
Europe	4 442	4 884	(9)%	(8)%
Greater China	2 466	2 640	(7)%	(4)%
Latin America	1 245	1 446	(14)%	(12)%
Middle East & Africa	1 897	1 891	0%	3%
North America	6 276	6 732	(7)%	(5)%
Total	20 523	21 830	(6)%	(4)%

Financial discussion

Net sales by segment

In full year 2017, Nokia’s Networks business net sales decreased 6% year-on-year. On a constant currency basis, Nokia’s Networks business net sales would have decreased 4% year-on-year.

The year-on-year decrease in Nokia’s Networks business net sales in full year 2017 was primarily due to Ultra Broadband Networks and, to a lesser extent, IP Networks and Applications and Global Services.

Operating profit

On a year-on-year basis, in full year 2017, the decrease in Nokia’s Networks business operating profit was due to lower gross profit, partially offset by a net positive fluctuation in other income and expenses and, to a lesser extent, lower SG&A and R&D expenses. On a year-on-year basis, full year 2017 benefitted from the absence of an adverse effect related to a customer in Latin America undergoing judicial recovery in the second quarter 2016.

The lower gross profit was primarily due to Ultra Broadband Networks and, to a lesser extent, IP Networks and Applications and Global Services.

The lower R&D expenses were primarily due to Ultra Broadband Networks and, to a lesser extent Global Services. On a year-on-year basis, the R&D expenses were negatively affected by the absence of a benefit related to lower incentive accruals for full year 2016.

The lower SG&A expenses were primarily due to Ultra Broadband Networks and Global Services, partially offset by IP Networks and Applications. On a year-on-year basis, the SG&A expenses were negatively affected by the absence of a benefit related to lower incentive accruals for full year 2016.

The net positive fluctuation in Nokia’s Networks business other income and expenses was primarily due to a net positive fluctuation related to foreign exchange hedging and lower doubtful account allowances.

On a year-on-year basis, foreign exchange fluctuations had a slightly negative impact on gross profit, a slightly positive impact on operating expenses and an approximately neutral net impact on operating profit in full year 2017.

Ultra Broadband Networks in full year 2017

Financial highlights(1)

EUR million	Q1-Q4’17	Q1-Q4’16	YoY change
Net sales - constant currency			(6)%
Mobile Networks			(4)%
Fixed Networks			(12)%
Net sales	8 970	9 758	(8)%
Mobile Networks	6 896	7 357	(6)%
Fixed Networks	2 075	2 401	(14)%
Gross profit	4 247	4 548	(7)%
Gross margin %	47.3%	46.6%	70	bps
R&D	(2 361)	(2 393)	(1)%
SG&A	(1 162)	(1 212)	(4)%
Other income and expenses	58	(21)
Operating profit	781	922	(15)%
Operating margin %	8.7%	9.4%	(70	)bps

(1) Results are reported unless otherwise specified.

Net sales by region

EUR million	Q1-Q4’17	Q1-Q4’16	YoY change	Constant currency YoY change
Asia-Pacific	1 823	1 883	(3)%	0%
Europe	1 609	1 786	(10)%	(9)%
Greater China	1 119	1 339	(16)%	(13)%
Latin America	368	499	(26)%	(24)%
Middle East & Africa	602	611	(1)%	0%
North America	3 450	3 640	(5)%	(3)%
Total	8 970	9 758	(8)%	(6)%

Financial discussion

Net sales

In full year 2017, Ultra Broadband Networks net sales decreased 8% year-on-year. On a constant currency basis, Ultra Broadband Networks net sales would have decreased 6% year-on-year.

The year-on-year decrease in Ultra Broadband Networks net sales in full year 2017 was due to both Mobile Networks and Fixed Networks.

In full year 2017 Mobile Networks net sales were adversely affected by challenging market conditions. The decrease in Mobile Networks net sales was primarily due to radio networks and, to a lesser extent, converged core networks, partially offset by growth in advanced mobile networks solutions. From a growth perspective, small cells continued to deliver strong performance on a year-on-year basis. Also, within radio networks, our LTE net sales grew, despite weakness in the global LTE market. For radio networks, the decrease was primarily related to Greater China, Europe and, to a lesser extent, North America and Latin America. This was partially offset by growth in Asia-Pacific. For converged core networks, the decrease was primarily related to North America, partially offset by growth in Asia-Pacific. For advanced mobile networks solutions, the increase was primarily related to North America and Greater China, partially offset by a decrease in Middle East & Africa.

The net sales performance in Fixed Networks was in comparison to a particularly strong full year 2016. The decrease in Fixed Networks net sales was primarily due to broadband access and services. The year-on-year decrease was primarily related to three specific customers, which led to declines in Asia-Pacific, North America and Latin America. For broadband access, the decrease was primarily related to Asia-Pacific and, to a lesser extent, North America, partially offset by Europe. For services, the decrease was primarily related to North America, Europe and Latin America, partially offset by growth in Middle East & Africa and Greater China.

Operating profit

On a year-on-year basis, in full year 2017, the decrease in Ultra Broadband Networks operating profit was due to lower gross profit, partially offset by a net positive fluctuation in other income and expenses and lower SG&A and R&D expenses.

The decrease in Ultra Broadband Networks gross profit was due to both Mobile Networks and Fixed Networks. The lower gross profit in both Mobile Networks and Fixed Networks was primarily due to lower net sales.

The decrease in Ultra Broadband Networks R&D expenses was primarily due to Mobile Networks, partially offset by Fixed Networks. The lower R&D expenses in Mobile Networks was primarily due to lower personnel expenses, reflecting progress related to Nokia’s cost savings program, with reduced R&D related to legacy technologies partially offset by an increase in

R&D related to 5G. The higher R&D expenses in Fixed Networks was primarily related to investments to drive growth and higher returns in our current addressable market, as well as to expand into adjacent markets, both of which are priorities for Fixed Networks. Related to our current addressable market, Fixed Networks has increased its investments to enhance its portfolio of offerings towards the digital home and software defined access markets. Related to adjacent markets, Fixed Networks has increased its investments towards the cable access market, and is now offering a disruptive cable solution which gives operators the flexibility to choose from a full range of options across both fiber and cable to meet their unique network needs. On a year-on-year basis, Ultra Broadband Networks R&D expenses were negatively affected by the absence of a benefit related to lower incentive accruals for full year 2016.

The decrease in Ultra Broadband Networks SG&A expenses was primarily due to Mobile Networks. The lower SG&A expenses in Mobile Networks was primarily due to lower personnel expenses reflecting progress related to Nokia’s cost savings program and lower consultancy costs. On a year-on-year basis, Ultra Broadband Networks SG&A expenses were negatively affected by the absence of a benefit related to lower incentive accruals for full year 2016.

The net positive fluctuation in Ultra Broadband Networks other income and expenses was primarily related to foreign exchange hedging.

On a year-on-year basis, foreign exchange fluctuations had a slightly negative impact on gross profit, a slightly positive impact on operating expenses and a slightly positive net impact on operating profit in full year 2017.

Global Services in full year 2017

Financial highlights(1)

EUR million	Q1-Q4’17	Q1-Q4’16	YoY change
Net sales - constant currency			(2)%
Net sales	5 810	6 036	(4)%
Gross profit	1 113	1 211	(8)%
Gross margin %	19.2%	20.1%	(90	)bps
R&D	(85)	(96)	(11)%
SG&A	(631)	(679)	(7)%
Other income and expenses	14	(30)
Operating profit	411	406	1%
Operating margin %	7.1%	6.7%	40	bps

(1) Results are reported unless otherwise specified.

Net sales by region

EUR million	Q1-Q4’17	Q1-Q4’16	YoY change	Constant currency YoY change
Asia-Pacific	1 280	1 323	(3)%	(2)%
Europe	1 229	1 372	(10)%	(9)%
Greater China	862	848	2%	5%
Latin America	464	438	6%	8%
Middle East & Africa	809	860	(6)%	(2)%
North America	1 168	1 196	(2)%	0%
Total	5 810	6 036	(4)%	(2)%

Financial discussion

Net sales

In full year 2017, Global Services net sales decreased 4% year-on-year. On a constant currency basis, Global Services net sales would have decreased 2% year-on-year.

The year-on-year decrease in Global Services net sales in full year 2017 was primarily due to systems integration, care and managed services, partially offset by growth in network implementation. For systems integration, the decrease was primarily related to Europe and, to a lesser extent, North America. The year-on-year decrease in systems integration was attributable to the winding down of a specific set of legacy Alcatel-Lucent contracts. For care, the decrease was primarily related to North America, Europe and Asia-Pacific, partially offset by growth in Greater China. For managed services, the decrease was primarily related to Asia-Pacific, partially offset by growth in Europe. For network implementation, the increase was primarily related to North America, Latin America and Asia-Pacific, partially offset by Middle East & Africa and Europe.

Operating profit

On a year-on-year basis, in full year 2017, the slight increase in Global Services operating profit was primarily due to lower SG&A expenses, a net positive fluctuation in other income and expenses and lower R&D expenses, partially offset by lower gross profit.

The decrease in Global Services gross profit was primarily due to network implementation, care and network planning and optimization, partially offset by systems integration. On a year-on-year basis, gross profit was negatively affected by the absence of a benefit related to lower incentive accruals for full year 2016.

The decrease in Global Services R&D expenses was primarily due to lower personnel expenses, reflecting progress related to Nokia’s cost savings program.

The decrease in Global Services SG&A expenses was primarily due to lower personnel expenses, reflecting progress related to Nokia’s cost savings program.

The net positive fluctuation in Global Services other income and expenses was primarily related to foreign exchange hedging and lower doubtful accounts allowances.

On a year-on-year basis, foreign exchange fluctuations had a negative impact on gross profit, a slightly positive impact on operating expenses and a slightly negative net impact on operating profit in full year 2017.

IP Networks and Applications in full year 2017

Financial highlights(1)

EUR million	Q1-Q4’17	Q1-Q4’16	YoY change
Net sales - constant currency			(3)%
IP/Optical Networks			(5)%
IP Routing			(6)%
Optical Networks			(3)%
Applications & Analytics			3%
Net sales	5 742	6 036	(5)%
IP/Optical Networks	4 193	4 505	(7)%
IP Routing	2 694	2 941	(8)%
Optical Networks	1 499	1 564	(4)%
Applications & Analytics	1 550	1 531	1%
Gross profit	2 573	2 701	(5)%
Gross margin %	44.8%	44.7%	10	bps
R&D	(1 284)	(1 288)	0%
SG&A	(793)	(773)	3%
Other income and expenses	24	(25)
Operating profit	519	615	(16)%
Operating margin %	9.0%	10.2%	(120	)bps

(1) Results are reported unless otherwise specified.

Net sales by region

EUR million	Q1-Q4’17	Q1-Q4’16	YoY change	Constant currency YoY change
Asia-Pacific	1 095	1 030	6%	8%
Europe	1 604	1 726	(7)%	(6)%
Greater China	485	454	7%	10%
Latin America	413	509	(19)%	(17)%
Middle East & Africa	486	420	16%	17%
North America	1 659	1 896	(13)%	(11)%
Total	5 742	6 036	(5)%	(3)%

Financial discussion

Net sales

In full year 2017, IP Networks and Applications net sales decreased 5% year-on-year. On a constant currency basis, IP Networks and Applications net sales would have decreased 3% year-on-year.

The year-on-year decrease in IP Networks and Applications net sales in full year 2017 was due to IP/Optical Networks, partially offset by Applications & Analytics.

The decrease in IP/Optical Networks net sales was due to both IP routing and optical networks, primarily due to weakness in the communication service provider market, as well as a product portfolio transition in IP routing. For IP routing, the decrease was primarily related to North America and, to a lesser extent, Europe and Latin America, partially offset by growth in Greater China. In addition, IP routing net sales were adversely affected by lower resale of third party IP routers. For optical networks, the decrease was primarily related to Latin America, North America and Europe, partially offset by Middle East & Africa and Asia-Pacific.

The increase in Applications & Analytics net sales was primarily due to growth in network management, services and emerging businesses, partially offset by service delivery platforms and operational support systems. The year-on-year performance of Applications & Analytics benefitted from the acquisition of Comptel. 2017 was a year of transformation for Nokia’s software business. It announced and executed plans to: 1) build Nokia’s first standalone software sales force, 2) strengthen its services and care practices, 3) increase R&D velocity through modern software development, including the introduction of a Common Software Foundation that will improve the user experience for Applications & Analytics software, 4) acquire and integrate Comptel and 5) introduce new products and services that provide customers with increased intelligence and ability to push automation to new levels.

Operating profit

On a year-on-year basis, in full year 2017, the decrease in IP Networks and Applications operating profit was primarily due to lower gross profit and higher SG&A expenses, partially offset by a net positive fluctuation in other income and expenses. On a year-on-year basis, full year 2017 benefitted from the absence of an adverse effect related to a customer in Latin America undergoing judicial recovery in the second quarter 2016.

The decrease in IP Networks and Applications gross profit was primarily due to IP/Optical Networks, partially offset by Applications & Analytics. The lower gross profit in IP/Optical Networks was primarily due to lower net sales. The higher gross profit in Applications & Analytics was due to higher net sales.

The increase in IP Networks and Applications SG&A expenses was primarily due to Applications & Analytics. The higher SG&A expenses in Applications & Analytics was primarily due to investments to build an independent, dedicated software sales organization.

The net positive fluctuation in IP Networks and Applications other income and expenses was primarily due to lower doubtful accounts allowances and a settlement with a component supplier.

On a year-on-year basis, foreign exchange fluctuations had a slightly negative impact on gross profit, a slightly positive impact on operating expenses and a slightly negative net impact on operating profit in full year 2017.

Nokia Technologies in full year 2017

Financial highlights(1)

EUR million	Q1-Q4’17	Q1-Q4’16	YoY change
Net sales - constant currency			57%
Net sales	1 654	1 053	57%
Gross profit	1 583	1 011	57%
Gross margin %	95.7%	96.0%	(30	)bps
R&D	(235)	(249)	(6)%
SG&A	(218)	(184)	18%
Other income and expenses	(6)	1
Operating profit	1 124	579	94%
Operating margin %	68.0%	55.0%	1 300	bps

(1) Results are reported unless otherwise specified.

Financial discussion

Net sales

In full year 2017, Nokia Technologies net sales increased 57% year-on-year, on both a reported and constant currency basis.

Of the EUR 1 654 million of net sales in full year 2017, EUR 1 602 million related to patent and brand licensing and EUR 52 million related to digital health and digital media.

The year-on-year increase in Nokia Technologies net sales in full year 2017 was primarily due to recurring net sales related to new license agreements and settled arbitrations, non-recurring net sales related to settled arbitrations and new license agreements and, to a lesser extent, our brand partnership with HMD. This was partially offset by lower licensing income from certain existing licensees. In full year 2017, Nokia Technologies net sales included approximately EUR 300 million of non-recurring catch-up net sales related to prior years, compared to approximately zero in full year 2016.

Operating profit

The year-on-year increase in Nokia Technologies operating profit for full year 2017 was primarily due to higher gross profit and, to a lesser extent, lower R&D expenses, partially offset by higher SG&A expenses.

The higher gross profit in Nokia Technologies was primarily due to higher net sales.

The decrease in Nokia Technologies R&D expenses was primarily due to lower patent portfolio costs.

The increase in Nokia Technologies SG&A expenses was primarily due to a non-recurring licensing cost and the ramp-up of digital health. This was partially offset by lower licensing-related litigation costs, which benefitted from a reimbursement related to a settled arbitration, as well as lower business support costs. The higher SG&A expenses in digital health was primarily due to the acquisition of Withings in the second quarter 2016.

On a year-on-year basis, foreign exchange fluctuations had a slightly negative impact on gross profit, a slightly positive impact on operating expenses and a slightly positive net impact on operating profit in full year 2017.

Group Common and Other in full year 2017

Financial highlights(1)

EUR million	Q1-Q4’17	Q1-Q4’16	YoY change
Net sales - constant currency			(5)%
Net sales	1 115	1 142	(2)%
Gross profit	158	185	(15)%
Gross margin %	14.2%	16.2%	(200	)bps
R&D	(260)	(287)	(9)%
SG&A	(219)	(235)	(7)%
Other income and expenses	73	(13)
Operating loss	(248)	(350)	(29)%
Operating margin %	(22.2)%	(30.6)%	840	bps

(1) Results are reported unless otherwise specified.

Financial discussion

Net sales

In full year 2017, Group Common and Other net sales decreased 2% year-on-year. On a constant currency basis, Group Common and Other net sales would have decreased 5% year-on-year.

The year-on-year decrease in Group Common and Other net sales in full year 2017 was primarily due to Alcatel Submarine Networks, partially offset by Radio Frequency Systems.

Operating profit

On a year-on-year basis, in full year 2017, the decrease in Group Common and Other operating loss was primarily due a net positive fluctuation in other income and expenses and lower R&D and SG&A expenses, partially offset by lower gross profit.

The lower gross profit was primarily due to Alcatel Submarine Networks.

The decrease in R&D expenses was primarily due to lower personnel expenses, reflecting progress related to Nokia’s cost savings program.

The decrease in SG&A expenses was primarily due to lower personnel expenses, reflecting progress related to Nokia’s cost savings program.

The net positive fluctuation in other income and expenses was primarily due to the unwinding of a reinsurance contract, gains in Nokia’s venture fund investments and an expiration of a former Alcatel-Lucent stock option liability.

On a year-on-year basis, foreign exchange fluctuations had a slightly positive impact on gross profit, a slightly positive impact on operating expenses and a slightly positive net impact on operating profit in full year 2017.

Cash and cash flow in full year 2017

Nokia change in net cash and other liquid assets

* Cash outflows related to income taxes were approximately EUR 560 million, of which approximately EUR 260 million was non-recurring in nature and related to the disposal of the former Alcatel Lucent railway signaling business in 2006 to Thales and the integration of the former Alcatel-Lucent and Nokia operating models.

** Cash outflows related to net interest were approximately EUR 360 million, of which approximately EUR 250 million was non-recurring in nature and related to Nokia’s tender offer to purchase certain bonds.

EUR million, at end of period	Q4’17	Q4’16	YTD change
Total cash and other liquid assets(1)	8 280	9 327	(11)%
Net cash and other liquid assets(1)	4 514	5 299	(15)%

(1) Total cash and other liquid assets consist of the following line items from our consolidated statement of financial position: Cash and cash equivalents, available-for sale investments, liquid assets and investments at fair value through profit and loss, liquid assets. Net cash and other liquid assets equals total cash and other liquid assets less long-term interest-bearing liabilities and less short-term interest-bearing liabilities. For details, please refer to note 14, “Notes to the consolidated statement of cash flows”, in the “Financial statement information” section in this report.

In full year 2017, Nokia’s total cash and other liquid assets decreased by EUR 1 047 million and Nokia’s net cash and other liquid assets decreased by EUR 785 million. In full year 2017, Nokia issued approximately EUR 2.1 billion of new bonds and purchased, through a tender offer, approximately EUR 1.9 billion of certain bonds.

Foreign exchange rates had an approximately EUR 80 million positive impact on net cash.

Compared to the end of 2016, net cash and other liquid assets were affected by the following factors:

In full year 2017, Nokia’s net cash from operating activities was positive EUR 1 812 million:

•             Nokia’s adjusted net profit before changes in net working capital was EUR 2 125 million in full year 2017.

•             Total cash inflows related to net working capital of approximately EUR 600 million.

•                  Nokia had approximately EUR 550 million of restructuring and associated cash outflows in full year 2017. Excluding this, net working capital generated an increase in net cash of approximately EUR 1.14 billion, primarily due to an increase in liabilities, partially offset by an increase in inventories and an increase in receivables.

•                  The cash outflows related to the increase in receivables were approximately EUR 420 million, primarily due to an overall increase in receivables and the recognition of net sales related to a new license agreement, partially offset by an increase in the sale of receivables and lower overdue receivables.

•                  The cash outflows related to the increase in inventories were approximately EUR 300 million, primarily due to our decision to ensure sufficient flexibility to deliver higher levels of equipment sales and network equipment swaps, which did not materialize as expected.

•                  The cash inflows related to the increase in liabilities were approximately EUR 1.86 billion and were primarily due to an up-front cash payment of approximately EUR 1.7 billion, part of which has been subsequently recognized as net sales in the full year 2017 results and an increase in accounts payable.

•             In addition, Nokia’s cash outflows related to income taxes were approximately EUR 560 million, of which approximately EUR 260 million was non-recurring in nature and related to the disposal of the former Alcatel Lucent railway signaling business in 2006 to Thales and the integration of the former Alcatel-Lucent and Nokia operating models. Also, cash outflows related to net interest were approximately EUR 360 million, of which approximately EUR 250 million was non-recurring in nature and related primarily to Nokia’s offer to purchase the 6.50% notes due January 15, 2028, the 6.45% notes due March 15, 2029, the 6.75% notes due February 4, 2019 and the 5.375% notes due May 15, 2019. The purpose of these transactions was to optimize Nokia’s debt maturity profile, to lower average interest expense run rate and to eliminate subsidiary level external debt.

In full year 2017, Nokia’s net cash outflows from investing activities primarily related to acquisition of businesses of approximately EUR 400 million primarily due to the acquisition of Comptel and capital expenditures of approximately EUR 600 million. This was partially offset by a net cash inflow of approximately EUR 150 million related to the sale of certain assets.

In full year 2017, Nokia’s net cash outflows from financing activities primarily related to the payment of ordinary dividend amounting to approximately EUR 970 million, share repurchases of approximately EUR 790 million and, to a lesser extent, the purchase of Comptel securities of approximately EUR 40 million.

Shares

The total number of Nokia shares on December 31, 2017, equaled 5 839 404 303. On December 31, 2017, Nokia and its subsidiary companies owned 259 887 597 Nokia shares, representing approximately 4.5% of the total number of Nokia shares and voting rights.

Cancellation of shares

Nokia Board of Directors has decided to cancel 207 897 644 Nokia shares held by the company. The cancellation of the shares does not affect the company’s share capital. Following the cancellation, the total number of shares in the company will be 5 631 506 659.

Dividend

Given the strong year-on-year group-level performance with both gross and operating margins up significantly and continued momentum in the execution of our strategy, Nokia’s Board of Directors will propose a dividend of EUR 0.19 per share for the year ended December 31, 2017.

On December 31, 2017, the distributable funds on the balance sheet of the parent company amounted to EUR 18 229 million.

Financial statement information

Consolidated income statement (condensed, unaudited)

	Reported	Reported	Reported	Reported	Reported	Non-IFRS	Non-IFRS	Non-IFRS	Non-IFRS	Non-IFRS
EUR million	Q4’17	Q4’16	Q3’17	Q1-Q4’17	Q1-Q4’16	Q4’17	Q4’16	Q3’17	Q1-Q4’17	Q1-Q4’16
Net sales (notes 2, 3, 4) (1)	6 651	6 657	5 500	23 147	23 641	6 668	6 731	5 537	23 223	23 972
Cost of sales (1)	(4 058)	(3 974)	(3 315)	(14 009)	(15 117)	(3 906)	(3 889)	(3 172)	(13 549)	(14 316)
Gross profit (notes 2, 3) (1)	2 593	2 683	2 185	9 139	8 524	2 762	2 842	2 365	9 674	9 657
Research and development expenses (1)	(1 226)	(1 281)	(1 212)	(4 916)	(4 997)	(1 069)	(1 095)	(1 034)	(4 225)	(4 314)
Selling, general and administrative expenses (1)	(930)	(959)	(860)	(3 615)	(3 767)	(768)	(797)	(721)	(3 024)	(3 082)
Other income and expenses (1)	(18)	(126)	(343)	(591)	(860)	78	(10)	58	162	(88)
Operating profit/(loss) (notes 2, 3)	419	317	(230)	16	(1 100)	1 004	940	668	2 587	2 172
Share of results of associated companies and joint ventures (note 12)	17	11	1	11	18	17	11	1	11	18
Financial income and expenses (note 9) (2)	(41)	(72)	(63)	(537)	(287)	(73)	(72)	(63)	(280)	(246)
Profit/(loss) before tax (note 2) (2)	394	257	(292)	(510)	(1 369)	947	879	605	2 318	1 944
Income tax (expense)/benefit (2)	(772)	401	102	(927)	457	(232)	(204)	(90)	(443)	(695)
(Loss)/profit from continuing operations (note 2)	(378)	658	(190)	(1 437)	(912)	716	676	516	1 875	1 250
(Loss)/profit attributable to equity holders of the parent	(384)	659	(192)	(1 473)	(751)	709	672	514	1 869	1 276
Non-controlling interests	6	0	2	36	(161)	6	4	2	6	(26)
(Loss)/profit from discontinued operations	(2)	(26)	9	(21)	(15)	0	(1)	0	0	(1)
(Loss)/profit attributable to equity holders of the parent	(2)	(26)	9	(21)	(15)	0	(1)	0	0	(1)
Non-controlling interests	0	0	0	0	0	0	0	0	0	0
(Loss)/profit for the period	(380)	633	(181)	(1 458)	(927)	716	674	516	1 875	1 248
(Loss)/profit attributable to equity holders of the parent	(386)	633	(183)	(1 494)	(766)	709	670	514	1 869	1 275
Non-controlling interests	6	0	2	36	(161)	6	4	2	6	(26)
Earnings per share, EUR (for profit/(loss) attributable to equity holders of the parent)
Basic earnings per share
Continuing operations	(0.07)	0.11	(0.03)	(0.26)	(0.13)	0.13	0.12	0.09	0.33	0.22
Discontinued operations	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
(Loss)/profit for the period	(0.07)	0.11	(0.03)	(0.26)	(0.13)	0.13	0.12	0.09	0.33	0.22
Diluted earnings per share
Continuing operations	(0.07)	0.11	(0.03)	(0.26)	(0.13)	0.13	0.12	0.09	0.33	0.22
Discontinued operations	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
(Loss)/profit for the period	(0.07)	0.11	(0.03)	(0.26)	(0.13)	0.13	0.12	0.09	0.33	0.22
Average number of shares (‘000 shares)
Basic	5 592 614	5 759 667	5 636 547	5 651 814	5 732 371	5 592 614	5 759 667	5 636 547	5 651 814	5 732 371
Diluted	5 592 614	5 778 332	5 636 547	5 651 814	5 741 117	5 611 572	5 778 332	5 652 491	5 671 427	5 756 308
From continuing operations:
Depreciation and amortization (notes 2, 3)	(380)	(402)	(400)	(1 591)	(1 594)	(129)	(119)	(142)	(558)	(552)

(1) In Q1’17, Nokia adopted a more activity-based allocation method which resulted in changes to allocation and presentation principles of certain costs. In addition, it changed the presentation of certain hedging gains and losses. Prior year comparatives have been recasted to reflect these changes. Refer to Note 1, “Basis of preparation”.

(2) Reported Q1-Q4’17 result is not comparable to the reported results published previously due to reclassification of interest related to income taxes from income taxes to financial expenses. Refer to note 1, “Basis of preparation”, for further details.

The notes are an integral part of these consolidated financial statements.

Consolidated statement of comprehensive income (condensed, unaudited)

	Reported	Reported	Reported	Reported	Reported
EUR million	Q4’17	Q4’16	Q3’17	Q1-Q4’17	Q1-Q4’16

(Loss)/profit for the period	(380)	633	(181)	(1 458)	(927)

Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurements on defined benefit pensions	248	708	178	723	613
Income tax related to items that will not be reclassified to profit or loss	122	(263)	(67)	(58)	(270)
Items that may be reclassified subsequently to profit or loss:
Translation differences	(193)	711	(489)	(1 819)	251
Net investment hedges	40	(141)	124	440	(103)
Cash flow hedges	(47)	33	9	35	14
Available-for-sale investments (note 9)	(19)	16	(46)	(88)	(75)
Other (decrease)/increase, net	(7)	(4)	1	0	(5)
Income tax related to items that may be reclassified subsequently to profit or loss	(1)	20	(22)	(92)	20

Other comprehensive income/(loss), net of tax	143	1 080	(312)	(859)	445

Total comprehensive (loss)/income	(237)	1 713	(493)	(2 317)	(482)

Attributable to:
Equity holders of the parent	(244)	1 697	(492)	(2 303)	(277)
Non-controlling interests	6	15	0	(14)	(205)
	(237)	1 713	(493)	(2 317)	(482)

Attributable to equity holders of the parent:
Continuing operations	(242)	1 723	(502)	(2 282)	(262)
Discontinued operations	(2)	(26)	10	(21)	(15)
	(244)	1 697	(492)	(2 303)	(277)

Attributable to non-controlling interests:
Continuing operations	6	15	0	(14)	(205)
Discontinued operations	0	0	0	0	0
	6	15	0	(14)	(205)

The notes are an integral part of these consolidated financial statements.

Consolidated statement of financial position, reported (condensed, unaudited)

EUR million	December 31, 2017	December 31, 2016
ASSETS
Goodwill	5 248	5 724
Other intangible assets	3 971	5 236
Property, plant and equipment	1 853	1 981
Investments in associated companies and joint ventures	128	116
Available-for-sale investments (note 9)	816	1 040
Deferred tax assets (note 8)	4 582	5 701
Other non-current financial assets (note 9)	215	254
Defined benefit pension assets (note 7)	3 979	3 802
Other non-current assets	368	327
Non-current assets	21 160	24 182
Inventories	2 646	2 506
Accounts receivable, net of allowances for doubtful accounts (note 9)	6 880	6 972
Prepaid expenses and accrued income	1 259	1 296
Social security, VAT and other indirect taxes	552	560
Divestment related receivables	79	90
Other	628	645
Current income tax assets	475	279
Other financial assets (note 9)	302	296
Investments at fair value through profit and loss, liquid assets (note 9)	0	327
Available-for-sale investments, liquid assets (note 9)	911	1 502
Cash and cash equivalents (note 9)	7 369	7 497
Current assets	19 841	20 674
Assets held for sale	23	44
Total assets	41 024	44 901

	December 31, 2017	December 31, 2016
SHAREHOLDERS’ EQUITY AND LIABILITIES
Share capital	246	246
Share issue premium	447	439
Treasury shares	(1 480)	(881)
Translation differences	(932)	483
Fair value and other reserves	1 094	488
Reserve for invested non-restricted equity	15 616	15 731
Retained earnings	1 147	3 588
Capital and reserves attributable to equity holders of the parent	16 138	20 094
Non-controlling interests	80	881
Total equity	16 218	20 975
Long-term interest-bearing liabilities (notes 9, 13)	3 457	3 657
Deferred tax liabilities (note 8)	413	403
Defined benefit pension and post-retirement liabilities (note 7)	4 440	5 000
Deferred revenue and other long-term liabilities	2 921	1 453
Advance payments and deferred revenue	2 139	1 171
Other (note 9)	782	282
Provisions (note 10)	766	808
Non-current liabilities	11 998	11 321
Short-term interest-bearing liabilities (notes 9, 13)	309	371
Other financial liabilities (note 9)	268	236
Current income tax liabilities (1)	383	536
Accounts payable (note 9)	3 996	3 781
Accrued expenses, deferred revenue and other liabilities	6 731	6 412
Advance payments and deferred revenue	3 577	3 178
Salaries, wages and social charges	1 551	1 576
Other	1 603	1 659
Provisions (note 10) (1)	1 122	1 270
Current liabilities	12 809	12 605
Total shareholders’ equity and liabilities	41 024	44 901

Interest-bearing liabilities, EUR million	3 766	4 027
Shareholders’ equity per share, EUR	2.89	3.51
Number of shares (1 000 shares, excluding treasury shares)	5 579 517	5 720 503

(1) December 31, 2016 consolidated statement of financial position has been adjusted to reflect revised presentation of interest and penalties related to income taxes. Refer to note 1, “Basis of preparation”, for further details.

The notes are an integral part of these consolidated financial statements.

Consolidated statement of cash flows, reported (condensed, unaudited)

EUR million	Q4’17	Q4’16	Q3’17	Q1-Q4’17	Q1-Q4’16
Cash flow from operating activities
(Loss)/profit for the period	(380)	633	(181)	(1 458)	(927)
Adjustments, total (note 14)	1 213	300	723	3 583	2 407
Change in net working capital (note 14)	1 174	(222)	(1 045)	598	(2 207)
Cash from/(used in) operations	2 007	711	(503)	2 723	(727)
Interest received	12	14	7	53	85
Interest paid (1)	(3)	(31)	(50)	(409)	(309)
Income taxes, net paid (1)	(26)	(184)	(198)	(555)	(503)
Net cash from/(used in) operating activities	1 990	510	(744)	1 812	(1 454)
Cash flow from investing activities
Acquisition of businesses, net of cash acquired	(2)	(36)	(3)	(394)	5 819
Purchase of current available-for-sale investments, liquid assets	(575)	(819)	(530)	(2 729)	(4 131)
Purchase of non-current available-for-sale investments	(40)	(21)	(28)	(104)	(73)
Purchase of shares in associated companies	0	0	0	(10)	0
Proceeds from/(payment of) other long-term loans receivable	8	(7)	(8)	(2)	11
Proceeds from short-term loans receivable	3	23	0	2	19
Capital expenditures	(153)	(124)	(156)	(601)	(477)
Proceeds from disposal of businesses, net of disposed cash	0	0	(15)	(16)	6
Proceeds from disposal of shares in associated companies	0	0	0	0	10
Proceeds from maturities and sale of current available-for-sale investments, liquid assets	817	1 333	609	3 265	5 121
Proceeds from maturities and sale of investments at fair value through profit and loss, liquid assets	0	113	0	324	368
Proceeds from sale of non-current available-for-sale investments	46	7	79	207	134
Proceeds from sale of property, plant and equipment and intangible assets	31	15	8	67	28
Dividends received	0	0	0	0	1
Net cash from/(used in) investing activities	135	484	(44)	9	6 836
Cash flow from financing activities
Proceeds from stock option exercises	0	1	1	1	6
Purchase of treasury shares	(128)	(216)	(244)	(785)	(216)
Purchase of equity instruments of subsidiaries	0	(512)	(8)	(38)	(724)
Proceeds from long-term borrowings	5	225	0	2 129	225
Repayment of long-term borrowings	0	(40)	(25)	(2 044)	(2 599)
(Payment of)/proceeds from short-term borrowings	(38)	32	(23)	(42)	(100)
Dividends paid and other contributions to shareholders	0	0	(127)	(970)	(1 515)
Net cash used in financing activities	(161)	(510)	(426)	(1 749)	(4 923)
Foreign exchange adjustment	11	126	(39)	(200)	43
Net increase/(decrease) in cash and cash equivalents	1 975	610	(1 253)	(128)	502
Cash and cash equivalents at beginning of period	5 394	6 887	6 647	7 497	6 995
Cash and cash equivalents at end of period	7 369	7 497	5 394	7 369	7 497

(1) Q1-Q4’17 result is not comparable to the result published previously due to reclassification of interest related to income taxes from income taxes, net paid line to interest paid line. Refer to note 1, “Basis of preparation”, for further details.

Consolidated statement of cash flows combines cash flows from both the continuing and the discontinued operations. The figures in the consolidated statement of cash flows cannot be directly traced from the statement of financial position without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

The notes are an integral part of these consolidated financial statements.

Consolidated statement of changes in shareholders’ equity, reported (condensed, unaudited)

EUR million	Share capital	Share issue premium	Treasury shares	Translation difference	Fair value and other reserves	Reserve for invested non- restricted equity	Retained earnings	Equity holders of the parent	Non-controlling interest	Total equity
January 1, 2016	246	380	(718)	292	204	3 820	6 279	10 502	21	10 523
Remeasurements on defined benefit pension plans, net of tax	0	0	0	0	348	0	0	348	(4)	344
Translation differences	0	0	0	289	0	0	0	289	(39)	251
Net investment hedges, net of tax	0	0	0	(83)	0	0	0	(83)	0	(83)
Cash flow hedges, net of tax	0	0	0	0	11	0	0	11	0	11
Available-for-sale investments, net of tax (note 9)	0	0	0	0	(72)	0	0	(72)	0	(72)
Other increase/decrease, net	0	0	0	0	(1)	0	(4)	(4)	(1)	(6)
Loss for the period	0	0	0	0	0	0	(766)	(766)	(161)	(927)
Total comprehensive loss	0	0	0	206	286	0	(770)	(277)	(205)	(482)
Share-based payment	0	117	0	0	0	0	0	117	0	117
Excess tax benefit on share-based payment	0	(6)	0	0	0	0	0	(6)	0	(6)
Settlement of performance and restricted shares	0	(22)	68	0	0	(52)	0	(6)	0	(6)
Acquisition of treasury shares	0	0	(231)	0	0	0	0	(231)	0	(231)
Stock options exercise	0	3	0	0	0	3	0	6	0	6
Dividends	0	0	0	0	0	0	(1 501)	(1 501)	(14)	(1 515)
Acquisitions through business combinations	0	0	0	0	0	11 616	0	11 616	1 714	13 330
Equity issuance costs related to acquisitions	0	0	0	0	0	(16)	0	(16)	0	(16)
Acquisition of non-controlling interests	0	0	0	(15)	(2)	359	(459)	(117)	(635)	(752)
Vested portion of share-based payment awards related to acquisitions	0	6	0	0	0	0	0	6	0	6
Convertible bond - equity component	0	(38)	0	0	0	0	38	0	0	0
Total of other equity movements	0	60	(163)	(15)	(2)	11 910	(1 922)	9 868	1 065	10 933
December 31, 2016	246	439	(881)	483	488	15 731	3 588	20 094	881	20 975

January 1, 2017	246	439	(881)	483	488	15 731	3 588	20 094	881	20 975
Remeasurements on defined benefit pension plans, net of tax	0	0	0	0	662	0	0	662	0	662
Translation differences	0	0	0	(1 767)	0	0	0	(1 767)	(51)	(1 818)
Net investment hedges, net of tax	0	0	0	352	0	0	0	352	0	352
Cash flow hedges, net of tax	0	0	0	0	28	0	0	28	0	28
Available-for-sale investments, net of tax (note 9)	0	0	0	0	(86)	0	0	(86)	0	(86)
Other increase/decrease, net	0	0	0	0	3	0	0	3	0	3
Loss for the period	0	0	0	0	0	0	(1 494)	(1 494)	36	(1 458)
Total comprehensive loss	0	0	0	(1 415)	607	0	(1 494)	(2 303)	(14)	(2 317)
Share-based payment	0	92	0	0	0	0	0	92	0	92
Excess tax benefit on share-based payment	0	(7)	0	0	0	0	0	(7)	0	(7)
Settlement of performance and restricted shares	0	(79)	170	0	0	(116)	0	(25)	0	(25)
Acquisition of treasury shares	0	0	(770)	0	0	0	0	(770)	0	(770)
Stock options exercise	0	0	0	0	0	1	0	1	0	1
Dividends	0	0	0	0	0	0	(963)	(963)	(7)	(970)
Acquisitions through business combinations	0	0	0	0	0	0	0	0	17	17
Acquisition of non-controlling interests	0	0	0	0	0	0	12	12	(788)	(776)
Disposal of subsidiaries	0	0	0	0	0	0	0	0	(9)	(9)
Other movements	0	1	0	0	0	0	4	5	0	5
Total of other equity movements	0	8	(599)	0	0	(115)	(947)	(1 653)	(787)	(2 440)
December 31, 2017	246	447	(1 480)	(932)	1 094	15 616	1 147	16 138	80	16 218

The notes are an integral part of these consolidated financial statements.

Notes to Financial statements

1. BASIS OF PREPARATION

This unaudited, consolidated, condensed financial statement information of Nokia has been prepared in accordance with International Accounting Standard 34 (“IAS 34, Interim Financial Reporting”). This condensed financial statement information should be read in conjunction with the financial statements for 2016, which have been prepared in accordance with IFRS as published by the IASB and adopted by the EU. The same accounting policies, methods of computation and applications of judgment are followed in this financial statement information as was followed in the financial statements for 2016, except as described below in relation to the revised allocation methodology and changes to presentation of certain hedging gains and losses.

This financial report was authorized for issue by management on January 31, 2018.

Nokia presents financial information on reported, non-IFRS and constant currency basis. Non-IFRS measures presented in this document exclude costs related to the acquisition of Alcatel-Lucent and related integration, goodwill impairment charges, intangible asset amortization and other purchase price fair value adjustments, restructuring and associated charges and certain other items that may not be indicative of Nokia’s underlying business performance. In order to allow full visibility on determining non-IFRS results, information on non-IFRS exclusions is presented separately for each of the components of profit or loss.

Constant currency reporting provides additional information on change in net sales on a constant currency basis in order to better reflect the underlying net sales development. Therefore, change in net sales at constant currency excludes the impact of changes in exchange rates in comparison to euro.

Non-IFRS or constant currency financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS, and either of these financial measures as used by Nokia may not be comparable to similarly titled amounts used by other companies or persons.

In the third quarter 2017, Nokia recorded a charge to other income and expenses of EUR 141 million, due to the impairment of goodwill related to its digital health business, which is part of Nokia Technologies. Following third quarter 2017 results, Nokia adjusted its long-term cash flow projections for its digital health cash generating unit, and recorded an impairment charge. The impairment charge was allocated to the carrying amount of goodwill held within the digital health cash generating unit, which was reduced to zero. Going forward, Nokia Technologies aims to have a larger impact with consumers and the medical community through a more focused, more agile digital health business.

Nokia has reviewed the allocation of expenses across functions and segments, and as of the first quarter 2017, a more activity-based allocation method has been adopted which resulted in changes in presentation of certain expenses by both function and segment. In addition, related to the acquisition of Alcatel-Lucent, Nokia’s foreign exchange hedging activities were reviewed in order to develop harmonized hedging practices. As of the first quarter 2017, all gains and losses from hedging operative forecasted net foreign exchange exposures are recorded in other income and expenses, regardless of whether hedge accounting is applied or not. Previously, these hedging gains and losses were recorded primarily as an adjustment to net sales if cash flow hedge accounting was applied. Impact of these adjustments are not considered to be material.

Following the IFRS Interpretations Committee agenda decision in September 2017 on interest and penalties related to income taxes, Nokia has retrospectively revised the presentation of these items from income taxes to financial expenses and other operating expenses, respectively, with corresponding reclassifications in the statement of financial position.

On July 3, 2017, Nokia and China Huaxin Post & Telecommunication Economy Development Center (“China Huaxin”) commenced operations of the new joint venture Nokia Shanghai Bell (“NSB”). As part of the NSB definitive agreements, China Huaxin obtained the right to fully transfer its ownership interest in NSB to Nokia in exchange for a future cash settlement. To reflect its conditional obligation to China Huaxin, Nokia recorded the present value of the expected future cash settlement as a financial liability of EUR 737 million within other long-term liabilities and derecognised its non-controlling interest balance of EUR 772 million related to NSB with the difference recorded within retained earnings. The recognition of the present value discount on the financial liability will increase  interest expense and any changes in the estimated future cash settlement will be recorded within financial income and expense.

Percentages and figures presented herein may include rounding differences and therefore may not add up precisely to the totals presented and may vary from previously published financial information.

New and amended standards and interpretations adopted

On January 1, 2017, Nokia adopted amendments to IAS 7, Statement of Cash Flows and IAS 12, Income Taxes. The amendments to IAS 7 are part of the IASB’s Disclosure Initiative and help users of financial statements better understand changes in an entity’s debt arising from financing activities, including both changes arising from cash flows and non-cash changes. The amendments to IAS 12 relate to potential restrictions of tax laws to sources of taxable profits against which an entity may make deductions on the reversal of deductible temporary difference as well as provide additional guidance on how an entity should determine future taxable profits. The amendments did not have a material impact on Nokia’s consolidated financial statements.

Standards issued but not yet effective

The following new standards issued by the IASB are expected to be relevant to Nokia’s operations and financial position when adopted.

IFRS 9 Financial instruments

IFRS 9, Financial Instruments, was issued in July 2014 and it replaces IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 addresses the classification and measurement of financial assets and liabilities, introduces a new impairment model and a new hedge accounting model. Nokia adopted the standard on the effective date of January 1, 2018. At adoption Nokia does not restate comparative periods, but will present the cumulative effect of adopting IFRS 9 as a transition adjustment to the opening balance of retained earnings on January 1, 2018.

Based on assessment of Nokia’s business models for holding financial assets Nokia has identified the following to be the most significant impacts in classification and measurement of financial assets:

• Nokia’s investments in venture funds that are under IAS 39 classified as non-current available-for-sale investments will be classified at fair value through profit or loss with value changes included to other operating income and expenses. Upon initial application of the standard the accumulated net positive fair value changes of approximately EUR 200 million, formerly recorded to other comprehensive income, will be presented as an adjustment to opening balance of retained earnings.

• Trade receivables are under IAS 39 carried at the invoiced amount less allowances for doubtful accounts. Nokia’s business model for managing trade receivables is both to collect contractual cash flows and to sell financial assets and hence trade receivables will be measured at fair value through other comprehensive income. The initial fair value adjustment, which will be presented in other comprehensive income as a transition adjustment upon initial application of the standard, is not material.

• Certain term deposits used as collaterals for derivative transactions that are under IAS 39 classified as cash equivalents will be classified to current financial investments based on IFRS 9 business model assessment.

No significant impacts have been identified in the assessment of the new impairment and hedge accounting models introduced by IFRS 9.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 Revenue from Contracts with Customers, was issued in May 2014 and establishes a new five-step model that will apply to revenue arising from contracts with customers. Under IFRS 15 revenue is recognized to reflect the transfer of promised goods and services to customers for amounts that reflect the consideration to which an entity expects to be entitled in exchange for those goods and services to a customer. Nokia adopted the standard on the effective date of January 1, 2018. The new standard replaces IAS 18, Revenue, and IAS 11, Construction contracts. Nokia adopted the standard by applying the modified retrospective method and will present the cumulative effect of adopting IFRS 15 as an adjustment to the opening balance of retained earnings on January 1, 2018.

Management has analysed the impact of the adoption of IFRS 15 and concluded that the new standard will not have a material impact on the financial statements of Nokia.  The procedures performed by management focused on a review of existing contracts through December 31, 2017, focusing on the following areas:

• Arrangements with customers: Management considered the definition of a contract in accordance with the new standard and concluded that only legally binding commitments should be considered in evaluating the accounting for Networks related agreements. As such, frame agreements  will be accounted for based on purchase orders, initial discounts and other material rights. Previously, a broader contract definition was permitted for accounting purposes;

• Identification of performance obligations and allocation of transaction price: In accordance with IFRS 15, the identification of performance obligations and allocation of transaction price is based on a fair value model. Nokia’s application of previous accounting standards is consistent with IFRS 15;

• Transfer of control of hardware: The point at which control transfers to the customer under IFRS 15 is consistent with Nokia’s assessed point of transfer of the significant risks and rewards of ownership to the customer under the previous standard;

• Software revenue: In accordance with IFRS 15, revenue related to software arrangements will be recognized at points in time. Under previous standards, certain software revenue arrangements were recorded as revenue over the term of the arrangements where customers had access to a portfolio of software solutions. After the adoption of IFRS 15, this change may result in larger fluctuations in revenue between quarters than under the previous standard; and

• Patent license agreements in Nokia Technologies: Nokia’s current revenue recognition principles for license agreements which contain future commitments to perform are in line with the provisions of IFRS 15 and continue to be recorded over time. Further, Nokia has determined that, upon transition to IFRS 15, one specific license agreement is a completed contract as it has no such future commitments. As such, in accordance with the transition guidance of IFRS 15, Nokia will continue to apply its prior revenue accounting policies, based on IAS 18 for this specific license agreement and therefore continue to record revenue of approximately EUR 1 billion  over the next 7 years.

IFRS 16, Leases

IFRS 16, Leases, issued in January 2016, sets out the requirements for the recognition, measurement, presentation and disclosure of leases. IFRS 16 provides a single lessee accounting model, requiring lessees to recognize right-of-use assets and lease liabilities for substantially all leases in the consolidated statement of financial position. Nokia will adopt IFRS 16 on the effective date of January 1, 2019 using the cumulative catch-up transition method, whereby the cumulative effect of initially applying IFRS 16 will be recognized as an adjustment to the opening balance of retained earnings on January 1, 2019 and comparative information will not be restated. Nokia is currently assessing the full impact of IFRS 16 but the initial expectation is that the main impact from adoption relates to the recognition and disclosure of Nokia’s real estate related operating leases. In the consolidated financial statements for the  year ended December 31, 2017, Nokia disclosed non-cancellable operating lease commitments of EUR 961 million.

Currency exposures, approximately (unaudited)

	Q4’17		Q4’16		Q3’17
	Net sales	Total costs	Net sales	Total costs	Net sales	Total costs
EUR	~25%	~30%	~25%	~25%	~25%	~30%
USD	~45%	~45%	~50%	~45%	~45%	~45%
CNY	~10%	~10%	~10%	~10%	~10%	~10%
Other	~20%	~15%	~15%	~20%	~20%	~15%
Total	100%	100%	100%	100%	100%	100%

End of Q4’17 balance sheet rate 1 EUR = 1.20 USD

End of Q4’16 balance sheet rate 1 EUR = 1.05 USD

End of Q3’17 balance sheet rate 1 EUR = 1.18 USD

Exchange rates

Nokia is a company with global operations and net sales derived from various countries and invoiced in various currencies. Therefore, our business and results from operations are exposed to changes in exchange rates between the euro, our reporting currency, and other currencies, such as the US dollar and the Chinese yuan. To mitigate the impact of changes in exchange rates on our results, we hedge operative forecasted net foreign exchange exposures, typically within a 12-month horizon, and apply hedge accounting in the majority of cases.

2. NON-IFRS TO REPORTED RECONCILIATION, (unaudited)

In addition to information on our reported IFRS results, Nokia provides certain information on a non-IFRS, or underlying business performance, basis. Non-IFRS measures presented in this document exclude costs related to the Acquisition of Alcatel-Lucent and related integration, goodwill impairment charges, intangible asset amortization and other purchase price fair value adjustments, restructuring and associated charges and certain other items that may not be indicative of Nokia’s underlying business performance. Nokia believes that the non-IFRS results provide meaningful supplemental information to both management and investors regarding Nokia’s underlying business performance by excluding the above-described items. These non-IFRS financial measures should not be viewed in isolation or as substitutes to the equivalent IFRS measure(s), but should be used in conjunction with the most directly comparable IFRS measure(s) in the reported results.

	Non-IFRS	Non-IFRS exclusions	Reported	Non-IFRS	Non-IFRS exclusions	Reported	Non-IFRS	Non-IFRS exclusions	Reported	Non-IFRS	Non-IFRS exclusions	Reported
EUR million	Q4’17	Q4’17	Q4’17	Q4’16	Q4’16	Q4’16	Q1-Q4’17	Q1-Q4’17	Q1-Q4’17	Q1-Q4’16	Q1-Q4’16	Q1-Q4’16
Net sales	6 668	(17)	6 651	6 731	(74)	6 657	23 223	(75)	23 147	23 972	(331)	23 641
Cost of sales	(3 906)	(153)	(4 058)	(3 889)	(85)	(3 974)	(13 549)	(460)	(14 009)	(14 316)	(801)	(15 117)
Gross profit	2 762	(169)	2 593	2 842	(159)	2 683	9 674	(535)	9 139	9 657	(1 133)	8 524
% of net sales	41.4%		39.0%	42.2%		40.3%	41.7%		39.5%	40.3%		36.1%
Research and development expenses	(1 069)	(157)	(1 226)	(1 095)	(185)	(1 281)	(4 225)	(691)	(4 916)	(4 314)	(683)	(4 997)
% of net sales	16%		18%	16%		19%	18%		21%	18%		21%
Selling, general and administrative expenses	(768)	(163)	(930)	(797)	(162)	(959)	(3 024)	(591)	(3 615)	(3 082)	(685)	(3 767)
% of net sales	12%		14%	12%		14%	13%		16%	13%		16%
Other income and expenses	78	(96)	(18)	(10)	(116)	(126)	162	(753)	(591)	(88)	(772)	(860)
Operating profit/(loss)	1 004	(585)	419	940	(622)	317	2 587	(2 571)	16	2 172	(3 272)	(1 100)
% of net sales	15.1%		6.3%	14.0%		4.8%	11.1%		0.1%	9.1%		(4.7)%
Share of results of associated companies and joint ventures	17	0	17	11	0	11	11	0	11	18	0	18
Financial income and expenses	(73)	32	(41)	(72)	0	(72)	(280)	(257)	(537)	(246)	(41)	(287)
Profit/(loss) before tax	947	(553)	394	879	(622)	257	2 318	(2 828)	(510)	1 944	(3 313)	(1 369)
Income tax (expense)/benefit	(232)	(540)	(772)	(204)	605	401	(443)	(484)	(927)	(695)	1 151	457
Profit/(loss) from continuing operations	716	(1 094)	(378)	676	(17)	658	1 875	(3 311)	(1 437)	1 250	(2 162)	(912)
Equity holders of the parent	709	(1 094)	(384)	672	(13)	659	1 869	(3 342)	(1 473)	1 276	(2 027)	(751)
Non-controlling interests	6	0	6	4	(5)	0	6	30	36	(26)	(134)	(161)
Depreciation and amortization	(129)	(251)	(380)	(119)	(283)	(402)	(558)	(1 033)	(1 591)	(552)	(1 042)	(1 594)
EBITDA	1 149	(334)	815	1 070	(339)	731	3 156	(1 538)	1 618	2 742	(2 230)	512
Share-based payment	33	0	33	32	0	32	99	0	99	130	0	130

Q4’17 EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other income and expenses	Operating profit/(loss)	Financial income and expenses	Income tax (expense)/ benefit	Profit/(loss) from continuing operations	Attributable to the equity holders of the parent	Attributable to non-controlling interests
Non-IFRS	6 668	(3 906)	(1 069)	(768)	78	1 004	(73)	(232)	716	709	6
Release of acquisition-related fair value adjustments to deferred revenue and inventory	(16)					(16)		6	(10)	(10)
Amortization and depreciation of acquired intangible assets and property, plant and equipment		(2)	(154)	(95)		(251)		80	(171)	(171)
Transaction and related costs, including integration costs		(3)	(1)	(67)	9	(62)		14	(48)	(48)
Restructuring and associated charges					(77)	(77)		18	(58)	(58)
Product portfolio strategy costs	(1)	(148)	(2)		(8)	(159)		34	(125)	(125)
Impairment of assets					(32)	(32)		8	(24)	(24)
Gain on sale of fixed assets					11	11		(2)	10	10
Loss on sale of financial assets						0	(32)	68	36	36
Change in financial liability to acquire NSB non-controlling interest						0	64	(29)	35	35
Deferred tax expense due to tax rate changes						0		(738)	(738)	(738)
Total non-IFRS exclusions	(17)	(153)	(157)	(163)	(96)	(585)	32	(540)	(1 094)	(1 094)	0
Reported	6 651	(4 058)	(1 226)	(930)	(18)	419	(41)	(772)	(378)	(384)	6

Q4’16 EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other income and expenses	Operating profit/(loss)	Financial income and expenses	Income tax (expense)/ benefit	Profit/(loss) from continuing operations	Attributable to the equity holders of the parent	Attributable to non-controlling interests
Non-IFRS	6 731	(3 889)	(1 095)	(797)	(10)	940	(72)	(204)	676	672	4
Release of acquisition-related fair value adjustments to deferred revenue and inventory	(74)					(74)		20	(54)	(50)	(4)
Amortization and depreciation of acquired intangible assets and property, plant and equipment		(2)	(159)	(98)	(9)	(268)		77	(192)	(191)	(1)
Transaction and related costs, including integration costs		(1)	(1)	(60)		(62)		11	(50)	(50)
Restructuring and associated charges					(107)	(107)		21	(86)	(86)
Product portfolio strategy costs		(82)	(25)	(4)		(111)		26	(85)	(85)
Operating model integration						0		439	439	439
Deferred tax income due to tax rate changes						0		11	11	11
Total non-IFRS exclusions	(74)	(85)	(185)	(162)	(116)	(622)	0	605	(17)	(13)	(5)
Reported	6 657	(3 974)	(1 281)	(959)	(126)	317	(72)	401	658	659	0

Q1-Q4’17 EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other income and expenses	Operating profit/(loss)	Financial income and expenses	Income tax (expense)/ benefit	Profit/(loss) from continuing operations	Attributable to the equity holders of the parent	Attributable to non-controlling interests
Non-IFRS	23 223	(13 549)	(4 225)	(3 024)	162	2 587	(280)	(443)	1 875	1 869	6
Release of acquisition-related fair value adjustments to deferred revenue and inventory	(55)					(55)		17	(37)	(37)
Amortization and depreciation of acquired intangible assets and property, plant and equipment		(7)	(633)	(394)		(1 033)		309	(725)	(724)	(1)
Transaction and related costs, including integration costs		(19)	(2)	(194)	9	(206)		44	(161)	(161)
Restructuring and associated charges				(4)	(576)	(579)		140	(439)	(439)
Product portfolio strategy costs	(20)	(433)	(57)		(25)	(536)		113	(423)	(454)	31
Impairment of assets					(173)	(173)		8	(165)	(165)
Gain on sale of fixed assets					11	11		(2)	10	10
Loss on sale of financial assets						0	(32)	68	36	36
Early redemption cost of debt						0	(220)	44	(176)	(176)
Uncertain tax position in Germany						0	(69)	(137)	(206)	(206)
Change in financial liability to acquire NSB non-controlling interest						0	64	(29)	35	35
Deferred tax valuation allowance						0		(77)	(77)	(77)
Operating model integration						0		(245)	(245)	(245)
Deferred tax expense due to tax rate changes						0		(738)	(738)	(738)
Total non-IFRS exclusions	(75)	(460)	(691)	(591)	(753)	(2 571)	(257)	(484)	(3 311)	(3 342)	30
Reported	23 147	(14 009)	(4 916)	(3 615)	(591)	16	(537)	(927)	(1 437)	(1 473)	36

Q1-Q4’16 EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other income and expenses	Operating profit/(loss)	Financial income and expenses	Income tax (expense)/ benefit	Profit/(loss) from continuing operations	Attributable to the equity holders of the parent	Attributable to non-controlling interests
Non-IFRS	23 972	(14 316)	(4 314)	(3 082)	(88)	2 172	(246)	(695)	1 250	1 276	(26)
Release of acquisition-related fair value adjustments to deferred revenue and inventory	(331)	(509)				(840)		197	(644)	(571)	(73)
Amortization and depreciation of acquired intangible assets and property, plant and equipment		(11)	(619)	(386)	(9)	(1 026)		322	(703)	(669)	(34)
Transaction and related costs, including integration costs		(2)	(2)	(294)	3	(294)		40	(254)	(249)	(6)
Restructuring and associated charges		(7)	(3)	(4)	(759)	(774)		95	(679)	(661)	(18)
Product portfolio strategy costs		(274)	(62)	(8)	(6)	(349)		71	(278)	(274)	(4)
Other non-IFRS exclusions in operating profit		1	3	7		11		(2)	9	9
Early redemption cost of debt						0	(41)	14	(27)	(27)
Legal entity integration						0		(25)	(25)	(25)
Operating model integration						0		439	439	439
Deferred tax income due to tax rate changes						0		1	1	1
Total non-IFRS exclusions	(331)	(801)	(683)	(685)	(772)	(3 272)	(41)	1 151	(2 162)	(2 027)	(134)
Reported	23 641	(15 117)	(4 997)	(3 767)	(860)	(1 100)	(287)	457	(912)	(751)	(161)

3. SEGMENT INFORMATION (unaudited)

Nokia has two businesses: Nokia’s Networks business and Nokia Technologies, and four reportable segments for financial reporting purposes: (1) Ultra Broadband Networks, (2) Global Services and (3) IP Networks and Applications within Nokia’s Networks business; and (4) Nokia Technologies. Segment-level information for Group Common and Other is also presented.

Nokia has aggregated Fixed Networks and Mobile Networks operating segments to one reportable segment Ultra Broadband Networks and IP/Optical Networks and Applications & Analytics operating segments to one reportable segment IP Networks and Applications. The aggregated operating segments have similar economic characteristics, such as long-term margins; have similar products, production processes, distribution methods and customers; and operate in a similar regulatory environment.

Nokia adopted its current operational and reporting structure on April 1, 2017. Previously Nokia had three reportable segments for management reporting purposes: Ultra Broadband Networks and IP/Networks and Applications within Nokia’s Networks business, and Nokia Technologies. Ultra Broadband Networks was comprised of two aggregated operating segments: Mobile Networks and Fixed Networks, and IP Networks and Applications was comprised of two aggregated operating segments: IP/Optical Networks and Applications and Analytics. On March 17, 2017, Nokia announced changes in its organizational structure which included the separation of Nokia’s former Mobile Networks operating segment into two distinct operating segments: one focused on products and solutions, called Mobile Networks, and the other on services, called Global Services. The Global Services operating segment is comprised of the services that resided within the previous Mobile Networks operating segment, including company-wide managed services. Global Services does not include the services of Fixed Networks, IP/Optical Networks and Applications & Analytics, which continue to reside within the respective operating segments.

The chief operating decision maker receives monthly financial information for the operating and reportable segments. Key financial performance measures of the reportable segments include primarily net sales and operating profit. The chief operating decision maker evaluates the performance of the segments and allocates resources to them based on non-IFRS operating profit.

Accounting policies of the segments are the same as those described in Note 2, Significant accounting policies of our Annual Report for 2016. Inter-segment revenues and transfers are accounted for as if the revenues were to third parties, that is, at current market prices. Non-IFRS exclusions are not allocated to the segments.

Ultra Broadband Networks

Ultra Broadband Networks comprises Mobile Networks and Fixed Networks operating segments.

The Mobile Networks operating segment offers an industry-leading portfolio of end-to-end mobile networking solutions comprising hardware and software for communication service providers, enterprises and related markets/verticals, such as public safety and Internet of Things (“IoT”). The Mobile Networks operating segment consists of the following business units:

• Radio Networks, which includes macro radio access network (“RAN”) offerings for mobile data and voice communication using existing 2G, 3G and LTE technology, as well as evolution to the future 5G standard.

• Converged Core, which is the cloud computing powerhouse for Mobile Networks. This group is responsible for a market leading portfolio in the areas of 3G Core, IP Multimedia Subsystems/Voice over LTE, Subscriber Data Management (“SDM”), Cloud and virtualized software / infrastructure.

• Advanced Mobile Networks Solutions, which creates end-to-end innovative solutions, and is responsible for the portfolios for IoT Connectivity, Public Sector solutions, such as public safety and Microwaves. It is also responsible for Nokia’s award winning Small cells portfolio and unlicensed solutions such as Wi-Fi and MulteFire. The unit is targeting communication service providers as well as vertical businesses.

The Fixed Networks operating segment provides copper and fiber access products, solutions and services. The portfolio allows for a customized combination of technologies that brings fiber to the most economical point for the customer. The Fixed Networks operating segment consists of the following business units:

• Broadband Access, which consists of advanced copper based solutions such as very high rate digital subscriber line (VDSL2), and innovative vectoring technology to reduce cross-talk interference and improve performance. The Fixed Networks business group is also developing fiber to the home solutions, such as Gigabit Passive Optical Networks (“GPON”) and leading in next-generation fiber access technologies like time wavelength division multiplexing PON (“TWDM-PON”).

• The Digital Home unit is responsible for development of the broadband network termination equipment located at the users’ premises. The main focus is on devices that enable connectivity of users in fiber based network. Recently, the scope is expanding towards specialized models for businesses and enterprises, including Residential Gateway and IoT functions.

• Access Management Solutions provides features required to operate end-to-end fixed networks. The solution also includes value added applications that streamline operations and significantly reduce the operational costs.

• Fixed Networks Services, which is comprised of deployment, maintenance and professional services such as copper and fiber broadband evolution, public switched telephone network transformation, site implementation and outside plant, as well as multi-vendor maintenance.

Global Services

The Global Services operating segment helps communication service providers and vertical customers navigate through complexity and transform their business. The Global Services business group consists of the following business units:

• Network Planning and Optimization, which helps customers maximize their network performance and quality of end users’ experience, while also keeping capex under tight control. Analytics based services powered by Nokia AVA, the cognitive service delivery platform, is designed to satisfy the surging need for a use-case driven approach to addressing customer pain points.

• Network Implementation, which deploys, expands and modernizes mobile networks of the communication service providers, enterprise and public sector customers in growth and mature markets, thus optimizing customers’ total cost of ownership (both capex and opex) and deployment schedules while minimizing risks.

• Systems Integration, which offers network architecture, integration, customization, and migration services. Portfolio focuses on core & SDM, data center services, telco cloud, transformation and prime integration for communication service providers and other specific services for vertical customers.

• Care, which assures optimal network availability by providing network operation support, maintenance, orchestration and expert services. With the power of Nokia AVA and its latest analytics and automation, our offering includes proactive and predictive solutions that are fully customizable to local and customer-specific requirements.

• Managed Services, which provides tailored packages for its communication service providers, public sector, transport and utility customers to help them transform their business and excel in the fixed, mobile, applications and IP domains. The full portfolio comprises of network and service management, a build-operate-transfer model, hosting, advanced analytics, IoT, cloud and security operations.

IP Networks and Applications

IP Networks and Applications comprises IP/Optical Networks and Applications & Analytics operating segments.

The IP/Optical Networks operating segment provides the key IP routing and optical transport systems, software and services to build high capacity network infrastructure for the internet and global connectivity. The IP/Optical Networks business group consists of the following business units:

• IP Routing, which includes solutions for advanced residential, business and mobile services spanning the IP core, IP edge, Mobile Packet Core and IP/Ethernet metro and access. It also includes Nuage Networks, which makes datacenter and branch network resources as readily consumable and efficient as cloud computing and storage. It also includes Video, which leverages the latest in cloud and streaming technologies to efficiently deliver an exceptional video experience.

• Optical networks includes Wavelength Division Multiplexing and wavelength routing, allowing for high data capacity by multiplexing many wavelengths over each fiber and programmability by dynamically routing wavelengths across the network.

The Applications & Analytics operating segment provides intelligent software and services that help service providers build strong digital businesses. Applications & Analytics consists of the following business units:

• Network Management, which provides a single consolidated view of any mobile network and includes tools for troubleshooting, administration, software management and configuration management.

• Emerging Businesses, which includes cloud management and orchestration, network analytics, self-organizing networks, security software and IoT platforms.

• Business Support Systems, which offers a digital commerce software platform that supports millions of transactions daily.

• Service Delivery Platforms (“SDP”), which enables scalable, cloud-based session border control, diameter routing, and authentication, authorization and accounting functions to control a wide variety of agile and innovative new services.  SDP also provides the cloud-based communications platforms and open application program interfaces to enable global enterprises to transform their communications infrastructure.

• Operational Support Systems (“OSS”), which automates traditional OSS fulfillment and assurance stacks and is able to integrate complex multivendor operations support systems.  Our offerings include the device management platform and assurance software portfolio, and an Autonomous Care solution that uses machine learning and bots to prevent and manage issues without human intervention.

• Services, which is dedicated to helping customers with transformation solutions and planning, with strong experience in complex cloud implementations, advanced data science, security assessments, evolved Service Operations Centers and new IoT services.

Nokia Technologies

The Nokia Technologies operating segment has two main objectives: to drive growth and renewal in its existing patent licensing business; and to build new businesses based on breakthrough innovation in key technologies and products, in the areas of Digital Media and Digital Health. The majority of net sales and related costs and expenses attributable to licensing and patenting the separate patent portfolios of Nokia Technologies, Nokia’s Networks business, and Nokia Bell Labs are recorded in Nokia Technologies. Each reportable segment continues to separately record its own research and development expenses.

Group Common and Other

Group Common and Other includes Alcatel-Lucent Submarine Networks and Radio Frequency Systems, both of which are being managed as separate entities. In addition, Group Common and Other includes Nokia Bell Labs’ operating expenses, as well as certain corporate-level and centrally managed operating expenses.

Q4’17 EUR million	Ultra Broadband Networks (1)	Global Services	IP Networks and Applications (2)	Nokia’s Networks business Total (3)	Nokia Technologies	Group Common and Other	Eliminations	Non-IFRS total	Non-IFRS exclusions (4)	Nokia Total
Net sales	2 471	1 642	1 714	5 827	554	302	(16)	6 668	(17)	6 651
Cost of sales	(1 323)	(1 357)	(953)	(3 634)	(30)	(258)	16	(3 906)	(153)	(4 058)
Gross profit	1 147	285	761	2 193	524	45	0	2 762	(169)	2 593
% of net sales	46.4%	17.4%	44.4%	37.6%	94.6%	14.9%		41.4%		39.0%

Research and development expenses	(616)	(21)	(316)	(953)	(56)	(60)	0	(1 069)	(157)	(1 226)
% of net sales	25%	1%	18%	16%	10%	20%		16%		18%

Selling, general and administrative expenses	(279)	(153)	(189)	(622)	(85)	(61)	0	(768)	(163)	(930)
% of net sales	11%	9%	11%	11%	15%	20%		12%		14%

Other income and expenses	15	11	3	28	6	44	0	78	(96)	(18)
Operating profit/(loss)	267	121	259	647	389	(31)	0	1 004	(585)	419
% of net sales	10.8%	7.4%	15.1%	11.1%	70.2%	(10.3)%		15.1%		6.3%
Depreciation and amortization	(57)	(20)	(36)	(113)	(2)	(14)	0	(129)	(251)	(380)
Share of results of associated companies and joint ventures	17	0	0	17	0	0	0	17	0	17
EBITDA	340	142	294	776	391	(18)	0	1 149	(334)	815

(1)              Mobile Networks net sales of EUR 1 944 million, Fixed Networks net sales of EUR 526 million.

(2)              IP Routing net sales of EUR 737 million, Optical Networks net sales of EUR 506 million and Applications & Analytics net sales of EUR 471 million.

(3)              Includes Total Services net sales of EUR 2 311 million which consists of all of the services sales of Nokia’s Networks business, including Global Services of EUR 1 642 million and the services of Fixed Networks, IP/Optical Networks and Applications & Analytics.

(4)              Non-IFRS results exclude costs related to the Alcatel-Lucent transaction and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance.

Q4’16 EUR million	Ultra Broadband Networks (1)	Global Services	IP Networks and Applications (2)	Nokia’s Networks business Total (3)	Nokia Technologies	Group Common and Other	Eliminations	Non-IFRS total	Non-IFRS exclusions (4)	Nokia Total
Net sales	2 586	1 759	1 740	6 086	309	340	(3)	6 731	(74)	6 657
Cost of sales	(1 355)	(1 329)	(912)	(3 596)	(21)	(275)	3	(3 889)	(85)	(3 974)
Gross profit	1 231	430	829	2 490	287	65	0	2 842	(159)	2 683
% of net sales	47.6%	24.4%	47.6%	40.9%	92.9%	19.1%		42.2%		40.3%

Research and development expenses	(592)	(24)	(335)	(951)	(70)	(74)	0	(1 095)	(185)	(1 281)
% of net sales	23%	1%	19%	16%	23%	22%		16%		19%

Selling, general and administrative expenses	(308)	(169)	(197)	(674)	(63)	(60)	0	(797)	(162)	(959)
% of net sales	12%	10%	11%	11%	20%	18%		12%		14%

Other income and expenses	3	(7)	(3)	(8)	4	(6)	0	(10)	(116)	(126)
Operating profit/(loss)	333	230	294	858	158	(76)	0	940	(622)	317
% of net sales	12.9%	13.1%	16.9%	14.1%	51.1%	(22.4)%		14.0%		4.8%
Depreciation and amortization	(41)	(19)	(45)	(104)	(3)	(12)	0	(119)	(283)	(402)
Share of results of associated companies and joint ventures	11	0	0	11	0	0	0	11	0	11
EBITDA	385	249	338	973	162	(65)	0	1 070	(339)	731

(1)              Mobile Networks net sales of EUR 2 029 million, Fixed Networks net sales of EUR 558 million.

(2)              IP Routing net sales of EUR 815 million, Optical Networks net sales of EUR 460 million and Applications & Analytics net sales of EUR 466 million.

(3)              Includes Total Services net sales of EUR 2 498 million which consists of all of the services sales of Nokia’s Networks business, including Global Services of EUR 1 759 million and the services of Fixed Networks, IP/Optical Networks and Applications & Analytics.

(4)              Non-IFRS results exclude costs related to the Alcatel-Lucent transaction and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance.

Q3’17 EUR million	Ultra Broadband Networks (1)	Global Services	IP Networks and Applications (2)	Nokia’s Networks business Total (3)	Nokia Technologies	Group Common and Other	Eliminations	Non-IFRS total	Non-IFRS exclusions (4)	Nokia Total
Net sales	2 099	1 359	1 365	4 823	483	251	(20)	5 537	(38)	5 500
Cost of sales	(1 170)	(1 080)	(713)	(2 963)	(10)	(219)	20	(3 172)	(143)	(3 315)
Gross profit	928	280	652	1 860	473	32	0	2 365	(181)	2 185
% of net sales	44.2%	20.6%	47.8%	38.6%	97.9%	12.7%		42.7%		39.7%

Research and development expenses	(581)	(20)	(316)	(918)	(58)	(59)	0	(1 034)	(177)	(1 212)
% of net sales	28%	1%	23%	19%	12%	24%		19%		22%

Selling, general and administrative expenses	(290)	(155)	(201)	(646)	(25)	(50)	0	(721)	(139)	(860)
% of net sales	14%	11%	15%	13%	5%	20%		13%		16%

Other income and expenses	20	6	11	38	0	20	0	58	(401)	(343)
Operating profit/(loss)	78	110	146	334	390	(56)	0	668	(898)	(230)
% of net sales	3.7%	8.1%	10.7%	6.9%	80.7%	(22.3)%		12.1%		(4.2)%
Depreciation and amortization	(69)	(20)	(40)	(129)	(2)	(11)	0	(142)	(258)	(400)
Share of results of associated companies and joint ventures	1	0	0	1	0	0	0	1	0	1
EBITDA	148	130	186	464	392	(45)	0	810	(640)	171

(1)              Mobile Networks net sales of EUR 1 598 million, Fixed Networks net sales of EUR 501 million.

(2)              IP Routing net sales of EUR 682 million, Optical Networks net sales of EUR 329 million and Applications & Analytics net sales of EUR 354 million.

(3)              Includes Total Services net sales of EUR 1 938 million which consists of all of the services sales of Nokia’s Networks business, including Global Services of EUR 1 359 million and the services of Fixed Networks, IP/Optical Networks and Applications & Analytics.

(4)              Non-IFRS results exclude costs related to the Alcatel-Lucent transaction and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance.

Q1-Q4’17 EUR million	Ultra Broadband Networks (1)	Global Services	IP Networks and Applications (2)	Nokia’s Networks business Total (3)	Nokia Technologies	Group Common and Other	Eliminations	Non-IFRS total	Non-IFRS exclusions (4)	Nokia Total
Net sales	8 970	5 810	5 742	20 523	1 654	1 115	(69)	23 223	(75)	23 147
Cost of sales	(4 723)	(4 698)	(3 169)	(12 590)	(71)	(957)	69	(13 549)	(460)	(14 009)
Gross profit	4 247	1 113	2 573	7 933	1 583	158	0	9 674	(535)	9 139
% of net sales	47.3%	19.2%	44.8%	38.7%	95.7%	14.2%		41.7%		39.5%

Research and development expenses	(2 361)	(85)	(1 284)	(3 730)	(235)	(260)	0	(4 225)	(691)	(4 916)
% of net sales	26%	1%	22%	18%	14%	23%		18%		21%

Selling, general and administrative expenses	(1 162)	(631)	(793)	(2 587)	(218)	(219)	0	(3 024)	(591)	(3 615)
% of net sales	13%	11%	14%	13%	13%	20%		13%		16%

Other income and expenses	58	14	24	95	(6)	73	0	162	(753)	(591)
Operating profit/(loss)	781	411	519	1 711	1 124	(248)	0	2 587	(2 571)	16
% of net sales	8.7%	7.1%	9.0%	8.3%	68.0%	(22.2)%		11.1%		0.1%
Depreciation and amortization	(258)	(80)	(160)	(498)	(12)	(48)	0	(558)	(1 033)	(1 591)
Share of results of associated companies and joint ventures	22	0	0	22	(10)	0	0	11	0	11
EBITDA	1 060	491	679	2 231	1 126	(201)	0	3 156	(1 538)	1 618

(1)              Mobile Networks net sales of EUR 6 896 million, Fixed Networks net sales of EUR 2 075 million.

(2)              IP Routing net sales of EUR 2 694 million, Optical Networks net sales of EUR 1 499 million and Applications & Analytics net sales of EUR 1 550 million.

(3)              Includes Total Services net sales of EUR 8 221 million which consists of all of the services sales of Nokia’s Networks business, including Global Services of EUR 5 810 million and the services of Fixed Networks, IP/Optical Networks and Applications & Analytics.

(4)              Non-IFRS results exclude costs related to the Alcatel-Lucent transaction and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance.

Q1-Q4’16 EUR million	Ultra Broadband Networks (1)	Global Services	IP Networks and Applications (2)	Nokia’s Networks business Total (3)	Nokia Technologies	Group Common and Other	Eliminations	Non-IFRS total	Non-IFRS exclusions (4)	Nokia Total
Net sales	9 758	6 036	6 036	21 830	1 053	1 142	(53)	23 972	(331)	23 641
Cost of sales	(5 210)	(4 825)	(3 335)	(13 370)	(42)	(957)	53	(14 316)	(801)	(15 117)
Gross profit	4 548	1 211	2 701	8 460	1 011	185	0	9 657	(1 133)	8 524
% of net sales	46.6%	20.1%	44.7%	38.8%	96.0%	16.2%		40.3%		36.1%

Research and development expenses	(2 393)	(96)	(1 288)	(3 777)	(249)	(287)	0	(4 314)	(683)	(4 997)
% of net sales	25%	2%	21%	17%	24%	25%		18%		21%

Selling, general and administrative expenses	(1 212)	(679)	(773)	(2 664)	(184)	(235)	0	(3 082)	(685)	(3 767)
% of net sales	12%	11%	13%	12%	17%	21%		13%		16%

Other income and expenses	(21)	(30)	(25)	(76)	1	(13)	0	(88)	(772)	(860)
Operating profit/(loss)	922	406	615	1 943	579	(350)	0	2 172	(3 272)	(1 100)
% of net sales	9.4%	6.7%	10.2%	8.9%	55.0%	(30.6)%		9.1%		(4.7)%
Depreciation and amortization	(271)	(70)	(160)	(500)	(9)	(43)	0	(552)	(1 042)	(1 594)
Share of results of associated companies and joint ventures	18	0	0	18	0	0	0	18	0	18
EBITDA	1 211	476	775	2 461	588	(307)	0	2 742	(2 230)	512

(1)              Mobile Networks net sales of EUR 7 357 million, Fixed Networks net sales of EUR 2 401 million.

(2)              IP Routing net sales of EUR 2 941 million, Optical Networks net sales of EUR 1 564 million and Applications & Analytics net sales of EUR 1 531 million.

(3)              Includes Total Services net sales of EUR 8 531 million which consists of all of the services sales of Nokia’s Networks business, including Global Services of EUR 6 036 million and the services of Fixed Networks, IP/Optical Networks and Applications & Analytics.

(4)              Non-IFRS results exclude costs related to the Alcatel-Lucent transaction and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance.

4. NET SALES BY GEOGRAPHIC AREA, reported (unaudited)

			YoY		QoQ			YoY
EUR million	Q4’17	Q4’16	change	Q3’17	change	Q1-Q4’17	Q1-Q4’16	change
Asia-Pacific	1 126	1 145	(2)%	1 009	12%	4 228	4 223	0%
Europe	2 086	1 837	14%	1 694	23%	6 833	6 410	7%
Greater China	677	608	11%	638	6%	2 516	2 654	(5)%
Latin America	428	417	3%	311	38%	1 279	1 458	(12)%
Middle East & Africa	588	615	(4)%	479	23%	1 907	1 872	2%
North America	1 746	2 035	(14)%	1 370	27%	6 384	7 024	(9)%
Total	6 651	6 657	0%	5 500	21%	23 147	23 641	(2)%

5. PERSONNEL BY GEOGRAPHIC AREA, (unaudited)

	December 31, 2017	December 31, 2016	YoY change	September 30, 2017	QoQ change
Asia-Pacific	22 714	22 217	2%	22 427	1%
Europe	40 205	37 616	7%	39 835	1%
Greater China	17 268	18 092	(5)%	17 533	(2)%
Latin America	4 073	3 927	4%	4 072	0%
Middle East & Africa	3 892	3 890	0%	3 921	(1)%
North America	14 609	15 133	(3)%	14 731	(1)%
Total	102 761	100 875	2%	102 519	0%

6. ACQUISITIONS, reported (unaudited)

Acquisitions completed in 2017 did not have a material impact to the consolidated statement of financial position, comprehensive income or cash flows. The aggregate purchase price, aggregate net assets and aggregate goodwill amount to EUR 397 million, EUR 235 million and EUR 162 million, respectively.

Deepfield Networks Inc

On January 31, 2017 Nokia acquired 100% ownership interest in Deepfield Networks Inc., a United States-based leader in real-time analytics for IP network performance management and security. The goodwill arising from the acquisition was allocated to IP/Optical Networks.

Comptel Corporation

On February 8, 2017 Nokia and Comptel Corporation (“Comptel”) entered into a Transaction Agreement where Nokia undertook to make a voluntary public cash tender offer to purchase all of the issued and outstanding shares and option rights in Comptel that are not owned by Comptel, or any of its subsidiaries. The tender offer expired on March 29, 2017. The preliminary results of the tender offer were announced on March 30, 2017 and the final results on April 3, 2017. As part of the tender offer, Nokia acquired approximately 88.44% of all the shares and votes in Comptel (excluding the treasury shares held by Comptel) and approximately 83.34% of all the shares and votes of Comptel on a fully diluted basis. Nokia waived the Minimum Acceptance Condition of the tender offer and consolidated Comptel as of March 30, 2017.

Including the Comptel shares acquired through market purchases, as of March 31, 2017, Nokia held approximately 90.51% of all the shares and votes in Comptel (excluding the treasury shares held by Comptel) and approximately 85.30% of all the shares and votes of Comptel on a fully diluted basis. The additional Comptel shares acquired by Nokia through market purchases were accounted as separate transactions with non-controlling interests with any gain or loss recognized within Nokia’s consolidated retained earnings.

Nokia commenced a subsequent offer period on April 4, 2017. The offer period expired on April 19, 2017. Additionally, Nokia continued to acquire the remaining Comptel shares through market purchases. As Nokia’s holding exceeded nine tenths (9/10) of all the shares and votes in Comptel, Nokia also entered into, in accordance to the  Finnish Limited Liability Companies Act, the redemption process of the shares held by the non-controlling interest. Information regarding the redemption right was registered with the Finnish Trade Register on April 7, 2017. The Arbitral Tribunal appointed by the Redemption Committee of the Finland Chamber of Commerce confirmed on June 28, 2017 that Nokia has the right to redeem the minority shares in Comptel and that Nokia has the right to obtain title to the minority shares by lodging a security approved by the Arbitral Tribunal for the payment of the redemption price and the interest accruing thereon. Nokia reports thus a 100% ownership interest in Comptel on June 30, 2017.

The goodwill arising from the acquisition was allocated to Applications & Analytics.

7. PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS, reported (unaudited)

Nokia operates a number of post-employment plans in various countries including both defined contribution and defined benefit plans. Defined benefit plans include pension plans and post-retirement welfare benefit plans, providing post-retirement healthcare benefits and life insurance coverage. Defined benefit plans expose Nokia to actuarial risks such as investment risk, interest rate risk, and life expectancy risk. The characteristics and associated risks of the defined benefit plans vary depending on legal, fiscal, and economic requirements in each country.

96% of Nokia’s defined benefit obligation and 98% of plan assets fair values were remeasured as of December 31, 2017. Nokia’s pension and post-retirement obligations in the United States have been remeasured by updated valuations from an external actuary and Nokia’s main pension plans outside of the U.S. (in Germany, United Kingdom, Switzerland and Belgium) have been re-measured based on a sensitivity analysis. The impact of not re-measuring other pension and post-employment obligations is considered not material.

The weighted average discount rates used to measure Nokia’s pension and post-retirement obligations as of December 31, 2017 have been updated and were as follows:

Discount rates

	December 31, 2017	December 31, 2016
U.S. Pension	3.3	3.7
U.S. Post-retirement healthcare and other	3.1	3.4
U.S. Post-retirement group life	3.4	3.8
Euro - Pension (1)	1.3	1.5
U.K. - Pension	2.5	2.7

(1) Includes pensions, retirement indemnities and end-of service gratuities.

Change in pension and post-retirement net asset/(liability) recognized

	December 31, 2017			December 31, 2016
EUR million	Pension benefits (1)	Post- retirement benefits	Total	Pension benefits (1)	Post-retirement benefits	Total

Net liability recognized at January 1	1 284	(2 482)	(1 198)	(398)	0	(398)
Current service cost	(180)	0	(180)	(155)	0	(155)
Net interest income/(expense)	44	(81)	(37)	27	(92)	(65)
Curtailment	(5)	(1)	(6)	(2)	0	(2)
Pension and healthcare plan amendments	9	0	9	0	0	0
Total expense recognized in the income statement	(132)	(82)	(214)	(130)	(92)	(222)
Actuarial gains/(losses) for the period	823	133	956	679	179	858
Change in asset ceiling, excluding amounts included in net interest (expense)	(233)	0	(233)	(245)	0	(245)
Total recognized in other comprehensive income	590	133	723	434	179	613
Exchange differences	(240)	297	57	7	(89)	(82)
Contributions and benefits paid	246	4	250	186	10	196
Transfers	0	0	0	(199)	154	(45)
Acquisitions through business combinations	(223)	144	(79)	1 384	(2 644)	(1 260)
Net (liability)/asset recognized at the end of the period	1 525	(1 986)	(461)	1 284	(2 482)	(1 198)
of which:
- Defined benefit pension assets	3 979	0	3 979	3 802	0	3 802
- Pension, retirements indemnities and post-employment benefits liabilities	(2 454)	(1 986)	(4 440)	(2 518)	(2 482)	(5 000)

(1) Includes pensions, retirement indemnities and end-of-service gratuities.

Funded status

	December 31, 2017	December 31, 2016
Defined benefit obligation	(25 498)	(28 663)
Fair value of plan assets	25 536	27 770
Funded status	38	(893)
Impact of the asset ceiling	(499)	(305)
Net liability recognized at end of period	(461)	(1 198)

8. DEFERRED TAXES, reported (unaudited)

At December 31, 2017, Nokia had recognized deferred tax assets of EUR 4.6 billion. The deferred tax assets are recognized to the extent it is probable that taxable profit will be available against which the tax losses, tax credits and deductible temporary difference can be utilized in the relevant jurisdictions. The majority of Nokia’s recognized deferred tax assets relate to unused tax losses, tax credits and deductible temporary differences in Finland (EUR 2.5 billion) and the United States (EUR 1.0 billion). Based on the recent years’ profitability in Finland and the United States and the latest forecasts of future financial performance, Nokia has been able to establish a pattern of sufficient tax profitability in Finland and the United States to conclude that it is probable that Nokia will be able to utilize the tax losses, tax credits and deductible temporary differences in the foreseeable future. In the fourth quarter of 2017, Nokia recognized deferred tax expenses of EUR 738 million from re-measurement of deferred tax assets primarily resulting from the tax rate change in the United States.

At December 31, 2017, Nokia had unrecognized deferred tax assets of approximately EUR 5 billion related to unused tax losses, tax credits and deductible temporary differences. The majority of the unrecognized deferred tax assets relate to France (approximately EUR 4 billion). These deferred tax assets have not been recognized due to uncertainty regarding their utilization. A significant portion of the French unrecognized deferred tax assets are indefinite in nature and available against future French tax liabilities, subject to a limitation of 50% of annual taxable profits.

At December 31, 2017, Nokia had deferred tax liabilities of EUR 0.4 billion. The majority of the deferred tax liabilities relate to the fair value adjustments on the purchase accounting of Alcatel-Lucent acquisition.

9. FAIR VALUE OF FINANCIAL INSTRUMENTS, reported (unaudited)

Financial assets and liabilities recorded at fair value are categorized based on the amount of unobservable inputs used to measure their fair value. Three hierarchical levels are based on an increasing amount of judgment associated with the inputs used to derive fair valuation for these assets and liabilities; Level 1 being market values for exchange traded products, Level 2 being primarily based on quotes from third-party pricing services and Level 3 requiring most management judgment. For more information about the valuation methods and principles, refer to note 2, “Significant accounting policies” and note 24, “Fair value of financial instruments”, of our Annual Report for 2016. Items carried at fair value in the following table are measured at fair value on a recurring basis.

	Carrying amounts
EURm		Fair value				Fair
At December 31, 2017	Amortized cost	Level 1	Level 2	Level 3	Total	value
Non-current available-for-sale investments	119	16	137	544	816	816
Other non-current financial assets	108	0	99	8	215	195
Other current financial assets including derivatives	106	0	196	0	302	302
Accounts receivable	6 880	0	0	0	6 880	6 880
Available-for-sale investments, liquid assets	0	0	911	0	911	911
Cash and cash equivalents	7 369	0	0	0	7 369	7 369
Total financial assets	14 582	16	1 343	552	16 493	16 473
Long-term interest-bearing liabilities	3 457	0	0	0	3 457	3 574
Short-term interest-bearing liabilities	309	0	0	0	309	309
Other financial liabilities including derivatives	44	0	268	672	984	984
Accounts payable	3 996	0	0	0	3 996	3 996
Total financial liabilities	7 806	0	268	672	8 746	8 863

	Carrying amounts
EURm	Amortized	Fair value				Fair
At December 31, 2016	cost	Level 1	Level 2	Level 3	Total	value
Non-current available-for-sale investments	202	0	164	674	1 040	1 040
Other non-current financial assets	144	0	111	0	255	229
Other current financial assets including derivatives	60	0	236	0	296	296
Accounts receivable	6 972	0	0	0	6 972	6 972
Investments at fair value through profit and loss, liquid assets	0	0	327	0	327	327
Available-for-sale investments, liquid assets	0	0	1 502	0	1 502	1 502
Cash and cash equivalents	7 497	0	0	0	7 497	7 497
Total financial assets	14 875	0	2 340	674	17 889	17 863
Long-term interest-bearing liabilities	3 657	0	0	0	3 657	3 821
Short-term interest-bearing liabilities	370	0	0	0	370	370
Other financial liabilities including derivatives	34	0	236	14	284	284
Accounts payable	3 781	0	0	0	3 781	3 781
Total financial liabilities	7 842	0	236	14	8 092	8 256

The level 3 Financial assets category includes a large number of investments in unlisted equities and unlisted venture funds, including investments managed by Nokia Growth Partners specializing in growth-stage investing and by BlueRun Ventures focusing on early-stage opportunities. The level 3 investments fair value is determined using one or more valuation techniques where the use of the market approach generally consists of using comparable market transactions, while the use of the income approach generally consists of calculating the net present value of expected future cash flows. For unlisted funds, the selection of appropriate valuation techniques by the fund managing partner may be affected by the availability and reliability of relevant inputs. In some cases one valuation technique may provide the best indication of fair value while in other circumstances multiple valuation techniques may be appropriate.

The level 3 investments valuation inputs generally considered in determining the fair value include the original transaction price, recent transactions in the same or similar instruments, completed or pending third-party transactions in the underlying investment or comparable issuers, subsequent rounds of financing, recapitalizations or other transactions undertaken by the issuer, offerings in the equity or debt capital markets, and changes in financial ratios or cash flows, adjusted as appropriate for liquidity, credit, market and/or other risk factors. The level 3 investments are valued on a quarterly basis taking into consideration any changes, projections and assumptions, as well as any changes in economic and other relevant conditions. The fair value may be adjusted to reflect illiquidity and/or non-transferability, with the amount of such discount estimated by the managing partner in the absence of market information. Assumptions used by the managing partner due to the lack of observable inputs may impact the resulting fair value of individual investments, although no individual input has a significant impact on the total fair value of the level 3 investments.

Level 3 Financial liabilities include conditional obligation to China Huaxin as part of the Nokia Shanghai Bell (NSB) definitive agreements where China Huaxin obtained the right to fully transfer its ownership interest in NSB to Nokia in exchange for a future cash settlement. The level 3 liability fair value is determined by using income approach and calculating the net present value of expected future cash settlement. Most significant unobservable valuation inputs include certain financial performance metrics of NSB and no individual input has a significant impact on the total fair value of the level 3 financial liability.

EURm	Level 3 Financial Assets	Level 3 Financial Liabilities

Balance at December 31, 2016	674	(14)
Net gains in income statement	89	79
Net losses recorded in other comprehensive income	(89)	0
Acquisitions of non-controlling interests	0	(737)
Purchases	89	0
Sales	(182)	0
Other movements	(29)	0
Balance at December 31, 2017	552	(672)

The gains and losses from venture fund and similar investments categorized in level 3 are included in other operating income and expenses in cases where the investment and disposal objectives for these investments are business driven. In other cases the gains and losses from level 3 financial assets and liabilities are included in financial income and expenses. A net gain of EUR 63 million (net gain of EUR 6 million in 2016) related to level 3 financial instruments held at December 31, 2017, was included in the profit and loss during 2017.

10. PROVISIONS, reported (unaudited)

EUR million	Restructuring	Divestment related	Warranty	Project losses	Litigation	Environmental liabilities	Material liability	Other	Total

At January 1, 2016	194	129	94	62	69	16	29	225	818
Acquisitions through business combinations	291	26	135	180	100	114	31	366	1 243
Translation differences	2	9	1	0	22	4	2	1	41
Reclassification	0	(2)	0	0	8	0	1	(7)	0
Charged to income statement	751	(8)	83	13	44	26	36	226	1 171
Additional provisions	874	16	121	44	75	28	57	330	1 545
Changes in estimates	(123)	(24)	(38)	(31)	(31)	(2)	(21)	(104)	(374)
Utilized during period (2)	(525)	(44)	(106)	(124)	(60)	(26)	(22)	(288)	(1 195)
At December 31, 2016	713	110	207	131	183	134	77	523	2 078

At January 1, 2017	713	110	207	131	183	134	77	523	2 078
Acquisitions through business combinations	0	0	0	0	0	0	0	6	6
Translation differences	(14)	(9)	(10)	(6)	(10)	(11)	(4)	(23)	(87)
Reclassification (1)	0	(4)	0	0	7	(12)	15	(2)	5
Charged to income statement	522	8	89	7	25	13	18	209	893
Additional provisions	577	15	146	8	56	14	56	261	1 132
Changes in estimates	(55)	(7)	(56)	(1)	(30)	(1)	(38)	(52)	(239)
Utilized during period (2)	(500)	(30)	(77)	(56)	(77)	(17)	(40)	(212)	(1 008)
At December 31, 2017	722	76	210	76	130	107	66	502	1 887

(1) The reclassification to material liability consists of EUR 15 million transferred from accrued expenses to better reflect the nature of this item.

(2) The utilization of restructuring provision includes items transferred to accrued expenses, of which EUR 56 million remained in accrued expenses as of December 31, 2017 (EUR 43 million as of December 31, 2016).

As of December 31, 2017, Nokia restructuring provision amounted to EUR 723 million including personnel and other restructuring related costs, such as real estate exit costs. The provision consists of EUR 597 million global provision related to the announcement of April 6, 2016 and EUR 126 million relating to the restructuring provisions recognized due to previously announced restructuring programs. The majority of the restructuring related outflows is expected to occur over the next two years.

The divestment-related provision relates to the sale of businesses, and includes certain liabilities where Nokia is required to indemnify the buyer. Cash outflows related to the divestment-related provision are inherently uncertain. The warranty provision relates to sold products. Cash outflows related to the warranty provision are generally expected to occur within the next 18 months. The project loss provision is based on IAS 11, Construction Contracts, and relates to onerous customer contracts. Cash outflows related to the project loss provision are generally expected to occur over the next 12 months. The litigation provision includes estimated potential future settlements for litigation. Cash outflows related to the litigation provision are inherently uncertain and generally occur over several periods. The environmental provision includes estimated costs to sufficiently clean and refurbish contaminated sites, to the extent necessary, and where necessary, continuing surveillance at sites where the environmental remediation exposure is less significant. Cash outflows related to the environmental liability are inherently uncertain and generally occur over several periods. The material liability provision relates to non-cancellable purchase commitments with suppliers. Cash outflows related to the material liability provision are expected to occur over the next 12 months. Other provisions include provisions for various contractual obligations and other obligations. Cash outflows related to other provisions are generally expected to occur over the next two years.

11. COMMITMENTS AND CONTINGENCIES, reported (unaudited)

EUR million	December 31, 2017	December 31, 2016
Collateral for own commitments
Assets pledged	5	5
Contingent liabilities on behalf of Group companies (1)
Guarantees issued by financial institutions	1 678	1 805
Other guarantees	487	794
Contingent liabilities on behalf of associated companies and joint ventures
Financial guarantees	0	11
Contingent liabilities on behalf of other companies
Financial guarantees	0	0
Other guarantees	27	135
Leasing obligations	961	1 141
Financing commitments
Customer finance commitments	495	223
Financing commitments to associated companies	20	0
Venture fund commitments	396	525

The amounts above represent the maximum principal amount of commitments and contingencies.

(1)In contingent liabilities on behalf of Group companies Nokia reports guarantees that have been given to third parties in the normal course of business. These are mainly guarantees given by financial institutions to Nokia’s customers for the performance of Nokia’s obligations under supply agreements, including tender bonds, performance bonds, and warranty bonds issued by financial institutions on behalf of Nokia. Additionally Nokia has issued corporate guarantees with primary obligation given directly to customers with these guarantees amounting to EUR 1 114 million (EUR 1 608 million at December 31, 2016). In Other guarantees Nokia reports guarantees related to non-commercial contracts that support Nokia’s business activities. As a result of internal policies and active management of outstanding guarantee exposure, Nokia has not been subject to any material guarantee claims during recent years.

12. RELATED PARTY TRANSACTIONS, reported (unaudited)

Significant related party transactions with associated companies, joint ventures and other entities where Nokia has significant influence include in 2017 the share of profit of associated companies and joint ventures of EUR 11 million (share of profit of EUR 18 million in 2016), sales to associated companies, joint ventures and other entities where Nokia has significant influence of EUR 76 million (EUR 62 million in 2016) and purchases from associated companies and joint ventures of EUR 277 million (EUR 246 million in 2016).

Transactions and balances with companies over which Nokia exercises control are eliminated on consolidation. Refer to note 2, “Significant accounting policies” and note 32, “Principal Group companies”, of our Annual Report for 2016.

Nokia has related party transactions with a pension fund, key management and the Board of Directors. There have been no significant changes to related party transactions with the pension fund.

As of December 31, 2017, the Group Leadership Team (“GLT”) was chaired by Nokia’s President and CEO, Rajeev Suri, and comprised of 15 members: the President and CEO, six business group leaders and eight unit leaders. There have been no changes in the compensation policy for GLT members during the quarter.

13. INTEREST-BEARING LIABILITIES, reported (unaudited)

					Carrying amount (EUR million)	Carrying amount (EUR million)
Issuer/Borrower	Instrument	Currency	Nominal (million)	Final maturity	December 31, 2017	December 31, 2016
Nokia Corporation	6.75% Senior Notes (1)	EUR	231	February 2019	241	527
Nokia Corporation	5.375% Senior Notes (2)	USD	581	May 2019	487	961
Nokia Corporation	1.00% Senior Notes (1)	EUR	500	March 2021	498	0
Nokia Corporation	3.375% Senior Notes (2)	USD	500	June 2022	406	0
Nokia Corporation	2.00% Senior Notes (1)	EUR	750	March 2024	744	0
Nokia Corporation	4.375% Senior Notes (2)	USD	500	June 2027	404	0
Alcatel-Lucent USA Inc.	6.5% Senior Notes (1), (2)	USD	74	January 2028	62	287
Alcatel-Lucent USA Inc.	6.45% Senior Notes (1), (2)	USD	206	March 2029	174	1 306
Nokia Corporation	6.625% Senior Notes	USD	500	May 2039	424	482
Nokia Corporation	Revolving credit facility	EUR	1579	June 2020	0	0
Nokia Corporation and various subsidiaries	Other liabilities (3)				326	464
Total					3 766	4 027

(1) In March 2017 Nokia issued EUR 500 million 1.00% Senior Notes due 2021 and EUR 750 million 2.00% Senior Notes due 2024 under our 5 billion Euro Medium-Term Note Programme. The proceeds of the new notes were used to redeem (nominal amounts) EUR 269 million of the 2019 Euro Notes, USD 86 million of the 2028 USD Notes and USD 401 million of the 2029 USD Notes and for general corporate purposes.

(2) In June 2017, Nokia issued USD 500 million 3.375% Senior Notes due 2022 and USD 500 million 4.375% Senior Notes due 2027 under U.S. Securities Act of 1933, as amended. The proceeds of the new notes were used to redeem (nominal amounts) USD 419 million of the 2019 USD Notes, USD 140 million of the 2028 USD Notes and USD 753 million of the 2029 USD Notes and for general corporate purposes.

(3) This line includes liabilities related to French R&D tax credits (i.e. “Crédits d’Impôt Recherche”) of EUR 62 million (EUR 132 million December 31, 2016) that have been sold to banks on a recourse basis and hence not derecognized from the consolidated statement of financial position.

All Nokia borrowings are senior unsecured and have no financial covenants.

14. NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS, reported (unaudited)

EUR million	Q4’17	Q4’16	Q3’17	Q1-Q4’17	Q1-Q4’16
Adjustments for
Depreciation and amortization	380	403	400	1 591	1 594
Share-based payment	33	22	32	92	113
Impairment charges	38	68	182	244	125
Restructuring charges	76	110	242	522	751
Profit on sale of property, plant and equipment and available-for-sale investments	(33)	(4)	(47)	(126)	(82)
Transfer from hedging reserve to income statement	0	16	0	0	27
Share of results of associated companies and joint ventures	(17)	(12)	(1)	(11)	(18)
Financial income and expenses	(9)	75	53	402	308
Income tax expense/(benefit)	777	(383)	(98)	937	(429)
Gain on the sale of businesses	0	0	0	0	(14)
Other income and expenses	(32)	5	(40)	(68)	32
Total	1 213	300	723	3 583	2 407
Change in net working capital
Decrease/(increase) in receivables	71	(417)	(875)	(421)	18
Decrease/(increase) in inventories	372	220	(143)	(296)	533
Increase/(decrease) in interest-free liabilities	731	(25)	(27)	1 315	(2 758)
Total	1 174	(222)	(1 045)	598	(2 207)

Net cash and other liquid assets

	December 31, 2017	December 31, 2016	September 30, 2017
Investments at fair value through profit and loss, liquid assets	0	327	0
Available-for-sale investments, liquid assets	911	1 502	1 182
Cash and cash equivalents	7 369	7 497	5 394
Total cash and other liquid assets	8 280	9 327	6 577

Long-term interest-bearing liabilities	3 457	3 657	3 501
Short-term interest-bearing liabilities	309	371	344
Interest-bearing liabilities	3 766	4 027	3 845

Net cash and other liquid assets	4 514	5 299	2 731

15. PERFORMANCE MEASURES, (unaudited)

In the reporting of financial information, Nokia has adopted various performance measures of historical or future financial performance, position or cash flows other than those defined or specified under International Financial Reporting Standards (IFRS). These measures are not defined by IFRS and therefore may not be directly comparable with financial measures used by other companies, including those in Nokia’s industry. The following table provides summarized information on the performance measures included in this interim report.

Performance measure	Definition	Purpose
Key performance measures
Non-IFRS measures

Non-IFRS measures exclude costs related to the acquisition of Alcatel-Lucent and related integration, goodwill impairment charges, intangible asset amortization and other purchase price fair value adjustments, restructuring and associated charges and certain other items that may not be indicative of Nokia’s underlying business performance. Refer to note 2, “Non-IFRS to reported reconciliation”

We believe that our non-IFRS results provide meaningful supplemental information to both management and investors regarding Nokia’s underlying business performance by excluding the non-IFRS items that may not be indicative of Nokia’s business operating results. Non-IFRS operating profit is used in determining management remuneration.

Constant currency measures

When financial measures are reported on a constant currency basis, exchange rates used to translate the amounts in local currencies to euro, our reporting currency, are the average actual periodic exchange rates for the comparative financial period. Therefore, the constant currency measures exclude the impact of changes in exchange rates during the current period in comparison to euro.

We provide additional information on a constant currency basis in order to better reflect the underlying business performance.
Other performance measures
Recurring/Non-recurring net sales

Recurring net sales are revenues that are likely to continue in the future. Recurring net sales exclude e.g. catch-up revenues relating to prior periods. Non-recurring net sales are revenues that are not likely to continue in the future.

We use recurring/non-recurring net sales to improve comparability between the financial periods.
Net cash and other liquid assets

Net cash and other liquid assets equals total cash and other liquid assets less long-term interest-bearing liabilities and less short-term interest-bearing liabilities. Refer to note 14, “Notes to the consolidated statement of cash flows”

Net cash and other liquid assets is used to indicate Nokia’s liquidity position after cash required to settle the interest-bearing liabilities.
Total cash and other liquid assets

Total cash and other liquid assets consist of the following line items from our consolidated statement of financial position: Cash and cash equivalents, available-for sale investments, liquid assets and investments at fair value through profit and loss, liquid assets.

Total cash is used to indicate funds available to Nokia to run it’s current and invest in future business activities as well as provide return for security holders.
EBITDA	Earnings before interest, tax, depreciation and amortization	We use EBITDA as a measure of Nokia’s operating performance.
Adjusted net profit before changes in net working capital	Profit / Loss for the period adjusted for the movements in non-cash items before changes in net working capital. Refer to note 14, “Notes to the consolidated statement of cash flows”	We use adjusted net profit before changes in net working capital to provide a structured presentation of cash flows.
Free cash flow	Net cash from operating activities less purchases of property, plant and equipment, and intangible assets.

Free cash flow is the cash that Nokia generates after investments to tangible and intangible assets and it represents the cash available for distribution among its security holders. It is a measure of cash generation, working capital efficiency and capital discipline of the business.

Capital expenditure	The additions to property, plant and equipment and to intangible assets (excluding assets acquired under business combinations).	We use capital expenditure to describe investments in profit generating activities in the future.
Recurring annual cost savings	Reduction in expenses resulting from the cost savings program and the impact of which is considered recurring in nature.	We use recurring annual cost savings measure to monitor the progress of our cost savings program established after the Alcatel-Lucent transaction against plan.
Restructuring and associated charges, liabilities and cash outflows	Charges, liabilities and cash outflows related to activities that either meet the strict definition of restructuring under IFRS or are closely associated with such activities.	We use restructuring and associated charges, liabilities and cash outflows to measure the progress of our integration and transformation activities.
Charges and cash outflows related to network equipment swaps	Charges and cash outflows related to product portfolio integration for key customers.	We use charges and cash outflows related to network equipment swaps to measure the progress of our integration and transformation activities.

RISKS AND FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) our ability to integrate acquired businesses into our operations and achieve the targeted business plans and benefits, including targeted benefits, synergies, cost savings and efficiencies; B) expectations, plans or benefits related to our strategies and growth management; C) expectations, plans or benefits related to future performance of our businesses; D) expectations, plans or benefits related to changes in organizational and operational structure; E) expectations regarding market developments, general economic conditions and structural changes; F) expectations and targets regarding financial performance, results, operating expenses, taxes, currency exchange rates, hedging, cost savings and competitiveness, as well as results of operations including targeted synergies and those related to market share, prices, net sales, income and margins; G) expectations, plans or benefits related to any future collaboration or to business collaboration agreements or patent license agreements or arbitration awards, including income to be received under any collaboration or partnership, agreement or award; H) timing of the deliveries of our products and services; I) expectations and targets regarding collaboration and partnering arrangements, joint ventures or the creation of joint ventures, and the related administrative, legal, regulatory and other conditions, as well as our expected customer reach; J) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; K) expectations regarding restructurings, investments, capital structure optimization efforts, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, capital structure optimization efforts, divestments and acquisitions; and L) statements preceded by or including “believe,” “expect,” “anticipate,” “foresee,” “sees,” “target,” “estimate,” “designed,” “aim,” “plans,” “intends,” “focus,” “continue,” “project,” “should,” “is to,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) our ability to execute our strategy, sustain or improve the operational and financial performance of our business and correctly identify and successfully pursue business opportunities or growth; 2) general economic and market conditions and other developments in the economies where we operate; 3) competition and our ability to effectively and profitably compete and invest in new competitive high-quality products, services, upgrades and technologies and bring them to market in a timely manner; 4) our dependence on the development of the industries in which we operate, including the cyclicality and variability of the information technology and telecommunications industries; 5) our dependence on a limited number of customers and large multi-year agreements;  6) Nokia Technologies’ ability to protect its IPR and to maintain and establish new sources of patent licensing income and IPR-related revenues, particularly in the smartphone market; 7) our global business and exposure to regulatory, political or other developments in various countries or regions, including emerging markets and the associated risks in relation to tax matters and exchange controls, among others; 8) our ability to achieve the anticipated benefits, synergies, cost savings and efficiencies of acquisitions, including the acquisition of Alcatel Lucent, and our ability to implement changes to our organizational and operational structure efficiently;  9) our ability to manage and improve our financial and operating performance, cost savings, competitiveness and synergies generally and after the acquisition of Alcatel Lucent; 10) exchange rate fluctuations, as well as hedging activities; 11) our ability to successfully realize the expectations, plans or benefits related to any future collaboration or business collaboration agreements and patent license agreements or arbitration awards, including income to be received under any collaboration, partnership, agreement or arbitration award; 12) our dependence on IPR technologies, including those that we have developed and those that are licensed to us, and the risk of associated IPR-related legal claims, licensing costs and restrictions on use; 13) our exposure to direct and indirect regulation, including economic or trade policies, and the reliability of our governance, internal controls and compliance processes to prevent regulatory penalties in our business or in our joint ventures; 14) our ability to identify and remediate material weaknesses in our internal control over financial reporting; 15) our reliance on third-party solutions for data storage and service distribution, which expose us to risks relating to security, regulation and cybersecurity breaches; 16) inefficiencies, breaches, malfunctions or disruptions of information technology systems; 17) Nokia Technologies’ ability to generate net sales and profitability through licensing of the Nokia brand, technology licensing and the development and sales of products and services for instance in digital health, as well as other business ventures, which may not materialize as planned; 18) our exposure to various legislative frameworks and jurisdictions that regulate fraud and enforce economic trade sanctions and policies, and the possibility of proceedings or investigations that result in fines, penalties or sanctions; 19) adverse developments with respect to customer financing or extended payment terms we provide to customers; 20) the potential complex tax issues, tax disputes and tax obligations we may face in various jurisdictions, including the risk of obligations to pay additional taxes; 21) our actual or anticipated performance, among other factors, which could reduce our ability to utilize deferred tax assets; 22) our ability to retain, motivate, develop and recruit appropriately skilled employees; 23) disruptions to our manufacturing, service creation, delivery, logistics and supply chain processes, and the risks related to our geographically-concentrated production sites; 24) the impact of litigation, arbitration, agreement-related disputes or product liability allegations associated with our business; 25) our ability to optimize our capital structure as planned and re-establish our investment grade credit rating or otherwise improve our credit ratings; 26) our ability to achieve targeted benefits from or successfully achieve the required administrative, legal, regulatory and other conditions and implement planned transactions, as well as the liabilities related thereto; 27) our involvement in joint ventures and jointly-managed companies; 28) the carrying amount of our goodwill may not be recoverable; 29) uncertainty related to the amount of dividends and equity return we are able to distribute to shareholders for each financial period; 30) pension costs, employee fund-related costs, and healthcare costs; and 31) risks related to undersea infrastructure, as well as the risk factors specified on pages 67 to 85 of our 2016 annual report on Form 20-F under “Operating and financial review and prospects-Risk factors” and in our other filings or documents furnished with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

This financial report was authorized for issue by management on January 31, 2018.

Media and Investor Contacts:

Communications, tel. +358 10 448 4900 email: press.services@nokia.com
Investor Relations, tel. +358 4080 3 4080 email: investor.relations@nokia.com

•                  Nokia plans to publish its “Nokia in 2017” annual report, which includes the review by the Board of Directors and the audited annual accounts, in week 12 of 2018. The annual report will be available at www.nokia.com/financials.

•                  Nokia plans to publish its first quarter 2018 results on April 26, 2018.

•                  Nokia’s Annual General Meeting 2018 is planned to be held on May 30, 2018.

•                  Nokia plans to publish its second quarter and half year 2018 results on July 26, 2018.

•                  Nokia plans to publish its third quarter and January-September 2018 results on October 25, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 1, 2018	Nokia Corporation

	By:	/s/ Jussi Koskinen
Name: Jussi Koskinen
		Title:	Vice President, Corporate Legal